
05009386

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Apollo Hospitals Enterprise Limited

*CURRENT ADDRESS Ali Towers, III Floor
55 Greams Road, Chennai 600 006
India

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

FILE NO. 82- 34893 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/1/05



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

AHEL / SEC / 2004

Date: 19th April, 2004

THE SECRETARY,
NATIONAL STOCK EXCHANGE,
No.9, EXCHANGE PLAZA 5th FLOOR,
PLOT NO C/1 'G' BLOCK,
BANDRA – KURLA COMPLEX,
BANDRA EAST,
MUMBAI 400 051.

Dear Sir,

Pursuant to clause 11(B) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

April 17, 2004

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2004 processed all the transfers and sent letter requesting shareholders to dematerialize their share certificates due to compulsory trading in dematted form of the company's shares. However for the physical transfer request share certificates have been delivered within the period stipulated under the listing agreement from the date of lodgement for transfer, transmission.



LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : April 17, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Secretarial Audit Report for the quarter ended 31st March 2004

Please find enclosed the Secretarial Audit Report for the quarter ended 31st March 2004 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

April 16, 2004

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2004

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2004.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**



Mrs. Lakshmmi Subramanian
Senior Partner

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**31st March 2004**
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	3,95,18,688	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	3,95,18,688	
The Stock Exchange, Mumbai	3,95,18,688	
National Stock Exchange	3,95,18,688	
12 Held in dematerialised form in CDSL	4,10,356	1.04%
13 Held in dematerialised form in NSDL	3,30,07,241	83.52%
14 Physical	61,01,091	15.44%
15 Total No. of shares (12+13+14)	3,95,18,688	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A.	



17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	--------	--------	Nil -----	--------	--------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	--------	Nil	----------
Pending for more than 21 days	--------	Nil	----------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

-----------------Nil----------------- CERTIFIED



Apollo Hospitals Enterprise Limited

General Off : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet www.apollohospitals.com

AHEL / SEC / 2003 20th April 2004

The Secretary,
Madras Stock Exchange.
No.11, Second Line Beach.
Chennai - 600 001.

Dear Sir,

Sub :- Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 and – Reg.

....

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of the sale of shares by TWL holdings, a substantial shareholder in the company. Copy of the disclosures received from the shareholder is also enclosed for your reference.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Encl : a/a

CC :

1. The Stock Exchange Mumbai,
2. The National Stock Exchange of India Limited, Mumbai / Chennai.

DETAILS OF THE INFORMATION FURNISHED TO THE COMPANY IN ACCORDANCE WITH REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS 1997.

Name of the Target Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	14th April 2004	
Names of the Stock Exchanges where the shares of the target company are listed	Madras Stock Exchange BSE, Mumbai National Stock Exchange, Mumbai	
Details of the acquisition / sale received in terms of Reg. 7 (1) and 7 (1A)		
Names of the acquirers / sellers and PACs with them	TWL Holdings Limited 5th Floor, Anglo Mauritius House Intendance Street Port Louis, Mauritius.	
Date of ~~Acquisition~~ / sale	13th April 2004	
Date of receipt of intimation of allotment by acquirer / seller	13th April 2004	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / inter se transfer etc.)	Not Applicable	
Mode of sale (e.g. open market / MOU / off market etc.)	Open Market	
Particulars of ~~acquisition~~ / sale	Number	% w.r.t. total paid up capital of Target Company.
(a) Shares / Voting rights (VR) of the ~~acquirer~~ / seller before acquisition / sale	77,82,802	19.69%
(b) Shares / Voting rights ~~acquired~~ / sold	14,89,457	3.77%
(c) Shares / VR of the ~~acquirer~~ / seller after acquisition / sale	62,93,345	15.92%
Paid up capital / total voting capital of the target company before the said ~~acquisition~~/sale	3,95,18,688	...
Paid up capital / total voting capital of the target company after the said ~~acquisition~~/sale	3,95,18,688	...

Note:- The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).



Signature of the Authorised Signatory

Place : Chennai

Date : 20/04/2004

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

ulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

e and Address are holders	Shareholding prior to ~~Acquisition~~/sale	No. and % of shares/voting rights ~~acquired~~ / sold	Receipt of allotment advice / ~~acquisition of shares~~ / sale of shares - specify	Date of intimation to company	Mode of Acquisition on (Market Purchase/Public/ rights preferential offer etc	No.and % of shares/voting rights post ~~acquisition~~/sale	Trading member through whom the trade was executed with SEBI Regn. No. of the T.M	Exchange on which the trade was executed	Buy Quantity	Buy value	Sell Quantity	Sell Value
L Holdings Limited Floor, lo Mauritius House ndance Street Louis ritius	77,82,802	14,89,457 on 13/04/2004 3.77%	Contract Notes Note No.BSE / M000322 dated 13/04/2004	14/04/2004	N.A	62,93,345 15.92%	CLBA India Limited SEBI Registration No.IN012826432	BSE	N.A	N.A	14,89,457	Rs.218/- per share

TWL HOLDINGS LIMITED

14 April 2004

By Courier and Fax

To,
Apollo Hospitals Enterprise Limited
Ali Towers, III Floor,
No.55 Greams Road,
Chennai – 600 006
Tamil Nadu,
India

Apollo Hospitals Enterprise Limited
No. 19 Bishop Gardens,
Raja Annamalaipuram,
Chennai-600 028,
Tamil Nadu, India

Kind Attn: Managing Director/ Company Secretary

Dear Sirs,

Re: **Disclosure under SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

Please find attached, the Form for disclosure of details of sale of shares in terms of Regulation 7(1A) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We are also making the necessary disclosures as per regulation 13(3) of SEBI (Prohibition of Insider Trading) Regulations, 1992 to you separately.

Yours faithfully,

Reshan Rambocus

Encl: a/a

Registered Office : 5th Floor, Anglo Mauritius House, Intendance Street, Port - Louis, Mauritius
Tel : (230) 202 4747, Fax : (230) 202 4760

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1A) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target company	Apollo Hospitals Enterprise Limited	
Name of the acquirer and PACs with the acquirer	TWL Holdings Limited	
Details ~~of the acquisition as follows~~	No of shares	% w.r.t. total paid up capital of Target Company
a) Shares ~~/ Voting rights (VR)~~ before ~~acquisition/~~ sale under consideration	77,82,802	19.69%
b) Shares~~/ voting rights acquired /~~ sold	14,89,457	3.77%[1]
c) Shares ~~/ VR~~ after ~~acquisition/~~ sale	62,93,345	15.92%
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interse transfer etc).	N.A.	
Mode of sale (e.g. open market/ MOU/ off market etc.)	Open market sale	
Date of ~~acquisition/~~ sale of shares~~/ VR or date of receipt of intimation of allotment of shares, whichever is applicable~~	1) 14,89,457 shares were sold on 13/04/04 vide contract note no. BSE/M/000322 • The 2% sale was exceeded on 13/04/04.	
Paid up capital~~/ total voting capital~~ of the target company before the said ~~acquisition/~~ sale	Rs. 39,51,86,880	
Paid up capital~~/ total voting capital~~ of the target company after the said ~~acquisition/~~ sale	Rs. 39,51,86,880	

Note

1. The disclosure shall be made within 2 days of acquisition/sale.
2. The term 'acquirer' shall also include a pledgee, other than a bank or a financial institution and such pledgee shall make disclosure to the target company and

[1] The 2% sale was exceeded on 13/04/04

the stock exchange within two days of creation of pledge.

3. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.



Signature of the acquirer/ Authorised Signatory

Place : Port Louis, Mauritius

Date : 14 April 2004

TWL HOLDINGS LIMITED

Dated : 14 April 2004

By Fax and Courier

To,
Apollo Hospitals Enterprise Limited
Ali Towers, III Floor,
No.55 Greams Road,
Chennai – 600 006
Tamil Nadu,
India

Apollo Hospitals Enterprise Limited
No. 19 Bishop Gardens,
Raja Annamalaipuram,
Chennai-600 028,
Tamil Nadu, India

Kind Attn: Managing Director/ Company Secretary

Dear Sirs,

Re: **Disclosure under SEBI (Prohibition of Insider Trading) Regulations, 1992**

Please find attached, Form C duly completed for disclosure as per regulation 13(3) of SEBI (Prohibition of Insider Trading) Regulations, 1992

Yours faithfully,



Reshan Rambocus

Encl:a/a

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (3) and (6)

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares/ voting rights acquired/sold	Receipt of allotment advice/acquisition of shares/sale of shares - specify	Date of intimation to company	Mode of acquisition (market purchase/ public/ rights/ preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
TWL Holdings Limited, 5th Floor, Anglo Mauritius House, Intendance Street, Port Louis, Mauritius	77,82,802	1) 14,89,457 on 13/04/04 Total 14,89,457 3.77% NOTE Please note that 2% was exceeded on 13/04/04.	Contract Notes 1) Note No BSE/M/000322 dated 13/04/04	14/04/04	N/A	62,93,345 15.92%	CLSA India Ltd. SEBI Regn. No. INB 010826432	BSE	N/A	N/A	1) 14,89,457 on 13/04/04	1)Rs. 218.00 (less brokerage) on 13/04/04



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956; 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

4

Date : April 28, 2004

The Secretary,
National Stock Exchange Limited
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai - 600 004.

Dear Sir,

Sub : Disclosure under Reg. 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Please find enclosed disclosure under Regulation 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 as on 31st March 2004 for your reference along with the copy of disclosures received under regulation 8(1) and 8(2).

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited
Date of Reporting	28th April 2004
Name of the Stock Exchanges where shares of reporting company are listed	(1) The Madras Stock Exchange (2) The Stock Exchange, Mumbai (3) National Stock Exchange, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004) (A)		As on March 31 (for the year 2003) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
TWL Holdings Limited 2nd Floor Anglo Mauritius House Intendance Street, Port-Louis Mauritius	7,782,802	19.694	7,782,802	19.694	0	0.000
Total (I)	7,782,802	19.694	7,782,802	19.694	0	0.000

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004) (A)		As on March 31 (for the year 2003) (A)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
As per Annexure Total No. of Shares	13,295,089	33.643	13,558,387	34.309	-263,298	-0.666

Signature of the Authorised Signatory :



S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

Place : CHENNAI
Date : 28th April 2004

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004) (A)		As on March 31 (for the year 2003) (A)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dr. Prathap C Reddy	1,464,593	3.706	1,464,593	3.706	0	0.000
Ms. Sucharitha Reddy	1,729,937	4.378	1,679,937	4.251	50,000	0.127
Ms. Preetha Reddy	639,670	1.619	639,670	1.619	0	0.000
Ms. Suneeta Reddy	386,795	0.979	436,795	1.105	-50,000	-0.127
Ms. Shobana Kamineni	1,089,976	2.758	1,089,976	2.758	0	0.000
Ms. Sangita Reddy	1,281,254	3.242	1,281,254	3.242	0	0.000
Ms. Upsana Kamineni	120,000	0.304	120,000	0.304	0	0.000
Om Sindhoori Caps Invst Ltd	41	0.000	2,542	0.006	-2,501	-0.006
PCR Investments Ltd	5,280,859	13.363	5,372,589	13.595	-91,730	-0.232
Apollo Health Assocn	15,600	0.039	15,600	0.039	0	0.000
Mr.Vishweshwar Reddy	788,710	1.996	788,710	1.996	0	0.000
Apollo Sindoori Cap Invst	0	0.000	151,292	0.383	-151,292	-0.383
Mr. P. Obul Reddy	50,000	0.127	50,000	0.127	0	0.000
Mr. P. Vijayakumar Reddy	40,666	0.103	40,666	0.103	0	0.000
Mr. P. Dwarkanath Reddy	10,000	0.025	10,000	0.025	0	0.000
Ms. Vijayalakshmi E	50	0.000	50	0.000	0	0.000
Ms. Meera Reddy	1,000	0.003	1,000	0.003	0	0.000
Sindhoori	8,200	0.021	8,200	0.021	0	0.000
Obul Reddy Invst (P) Ltd	5,600	0.014	5,600	0.014	0	0.000
Total (a)	12,912,951	32.676	13,158,474	33.297	-245,523	-0.621

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004)		As on March 31 (for the year 2003)		Changes if any between (A) & (B)	
	(A)		(A)		(C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Subhavathi Suram Reddy	1,611	0.004	1,611	0.004	0	0.000
Puli Gopal Reddy	550	0.001	550	0.001	0	0.000
Mainampati Murahar Reddy	350	0.001	350	0.001	0	0.000
Dr. Raghuram Reddy	7,925	0.020	7,925	0.020	0	0.000
Swareep V N Reddy	3,925	0.010	3,925	0.010	0	0.000
Metram J Rao	3,925	0.010	3,925	0.010	0	0.000
Damodar Reddy V	3,925	0.010	3,925	0.010	0	0.000
Hema Kumar V	3,925	0.010	3,925	0.010	0	0.000
Mahender Reddy V	0	0.000	7,800	0.020	-7,800	-0.020
Sushila Varadarajan	3,900	0.010	3,900	0.010	0	0.000
Dr. Haque C A	5,250	0.013	5,250	0.013	0	0.000
Ravindra Reddy	4,050	0.010	4,050	0.010	0	0.000
Parvathi Rao G	4,050	0.010	4,050	0.010	0	0.000
Raghavan Reddy G	4,050	0.010	4,050	0.010	0	0.000
Ram Bala	4,050	0.010	4,050	0.010	0	0.000
Mani N Aysela	4,050	0.010	4,050	0.010	0	0.000
Padmini Bhaskar	3,900	0.010	3,900	0.010	0	0.000
Juluru P Rao	7,850	0.020	7,850	0.020	0	0.000
Narasimha K Reddy	3,900	0.010	3,900	0.010	0	0.000
Natesan Janakiraman	3,900	0.010	3,900	0.010	0	0.000
Ramesh Reddy K	3,900	0.010	3,900	0.010	0	0.000
Amarendra B Reddy	3,900	0.010	3,900	0.010	0	0.000
Kalpana Reddy Konda	3,900	0.010	3,900	0.010	0	0.000
Rajapuram Ravindra Kumar	3,900	0.010	3,900	0.010	0	0.000
Bhaskaran Joshna	3,900	0.010	3,900	0.010	0	0.000
Nunna Ramanaiah	4,000	0.010	4,000	0.010	0	0.000
Subba R Edupuganti	3,950	0.010	3,950	0.010	0	0.000
Rao C K	3,800	0.010	3,800	0.010	0	0.000
Narendranath Reddy A	3,950	0.010	3,950	0.010	0	0.000
Hymavathi Velkuru Reddy	3,950	0.010	3,950	0.010	0	0.000

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (I) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004) (A)		As on March 31 (for the year 2003) (A)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Narmadha Kuppasami	3,950	0.010	3,950	0.010	0	0.000
Dasaratha R Vemi Reddy	3,950	0.010	3,950	0.010	0	0.000
Jayram Naidu S	6,400	0.016	6,400	0.016	0	0.000
Patadia B C	3,950	0.010	3,950	0.010	0	0.000
Mohan Reddy P	3,950	0.010	3,950	0.010	0	0.000
Ramchandra K Reddy	3,950	0.010	3,950	0.010	0	0.000
Sitaram Reddy	4,500	0.011	4,500	0.011	0	0.000
Ramani P B	3,950	0.010	3,950	0.010	0	0.000
Rajasekhar R	3,950	0.010	3,950	0.010	0	0.000
Gaddum J M Reddy	11,958	0.030	11,958	0.030	0	0.000
Bhaskara Rao Nalam	3,950	0.010	3,950	0.010	0	0.000
Raghu Ram Vollala	3,950	0.010	3,950	0.010	0	0.000
Rangarajan A	3,950	0.010	3,950	0.010	0	0.000
Madhusudan Borde	4,000	0.010	4,000	0.010	0	0.000
Haranatha Reddy V	3,950	0.010	3,950	0.010	0	0.000
Ram Mohana Rao T	4,000	0.010	4,000	0.010	0	0.000
Devidoss C P	4,000	0.010	4,000	0.010	0	0.000
Srinivasan G	5,325	0.013	5,325	0.013	0	0.000
Premila M Umapathi	2,050	0.005	2,050	0.005	0	0.000
Syed F Rahman	8,100	0.020	8,100	0.020	0	0.000
Balsara R K	4,050	0.010	4,050	0.010	0	0.000
Sudhir Maram	4,050	0.010	4,050	0.010	0	0.000
Ramaling Reddy P	4,050	0.010	4,050	0.010	0	0.000
Ramana M Reddy	4,050	0.010	4,050	0.010	0	0.000
Choudary D Voleti	100	0.000	100	0.000	0	0.000
Rao V Daluvoy	4,000	0.010	4,000	0.010	0	0.000
Bhoogaraju Shyamala Devi	4,050	0.010	4,050	0.010	0	0.000
Prabhakar Reddy K	4,500	0.011	4,500	0.011	0	0.000
Durairaj S K	4,100	0.010	4,100	0.010	0	0.000
Prasanna N M	4,400	0.011	4,400	0.011	0	0.000

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2004) (A)		As on March 31 (for the year 2003) (A)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Girish Bhaskar	4,200	0.011	4,200	0.011	0	0.000
Lalitha R Reddy	4,050	0.010	4,050	0.010	0	0.000
Lakshmanan S	4,050	0.010	4,050	0.010	0	0.000
Narasimha Reddy C VR	4,050	0.010	4,050	0.010	0	0.000
Ravi V Tamarisa M D	4,100	0.010	4,100	0.010	0	0.000
Vedanathan P K	4,100	0.010	4,100	0.010	0	0.000
Annapurna M Reddy	4,100	0.010	4,100	0.010	0	0.000
Krishnan P Jayaraman	8,500	0.022	8,500	0.022	0	0.000
Amarwai S Reddy	4,250	0.011	4,250	0.011	0	0.000
Cuddapah S	4,100	0.010	4,100	0.010	0	0.000
Puli Gopal Reddy	4,100	0.010	4,100	0.010	0	0.000
Vasudevan M	4,400	0.011	4,400	0.011	0	0.000
Deva Rajan V M	4,400	0.011	4,400	0.011	0	0.000
Reddy A R B	4,450	0.011	4,450	0.011	0	0.000
Venkata Subbi Reddy Satti	4,400	0.011	4,400	0.011	0	0.000
Rajendra Prasad VS	4,450	0.011	4,450	0.011	0	0.000
Jaganadha Reddy P	4,350	0.011	4,350	0.011	0	0.000
Jacob M C	4,400	0.011	4,400	0.011	0	0.000
Mehta G B	4,500	0.011	4,500	0.011	0	0.000
Ranganadham H	4,650	0.012	4,650	0.012	0	0.000
Joseph V Thachil	5,000	0.013	5,000	0.013	0	0.000
Venkateswara Rao D	4,650	0.012	4,650	0.012	0	0.000
Cyril Fernandez	13,769	0.035	13,769	0.035	0	0.000
Abdul Rahman B S	0	0.000	9,975	0.025	-9,975	-0.025
Tara Seeram	9,500	0.024	9,500	0.024	0	0.000
Sonali Das	9,550	0.024	9,550	0.024	0	0.000
Upendra Acharya	4,700	0.012	4,700	0.012	0	0.000
Total (b)	382,138	0.967	399,913	1.012	0	-0.045
Total (a) + (b)	13,295,089	33.643	13,558,387	34.309	-263,298	-0.666

TWL HOLDINGS LIMITED

By Courier/By Fax

14 April, 2004

Apollo Hospitals Enterprise Limited
Ali Towers, No.55,
Greams Road,
Chennai - 600 005
India

Kind Attn: The Managing Director and Company Secretary

Dear Sir,

TWL Holdings Limited

Please find enclosed, disclosure of share holding in terms of regulations 8(1) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Yours faithfully,



Heerdaye Jugbandhan
Director



TWL HOLDINGS LIMITED

DISCLOSURE OF SHAREHOLDING TO THE TARGET COMPANY IN TERMS OF REGULATION 8(1) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS REGULATIONS, 1997

1. Name of Target Company	Apollo Hospitals Enterprise Limited	
2. Particulars of the shareholder (a) Name of person holding more than 15% shares or voting rights. or (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him.	TWL Holdings Limited 2nd Floor, Anglo Mauritius House, Intendance Street, Port Louis, Mauritius. Not Applicable	
3. Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(1) Shareholding / voting rights of persons mentioned at (a) above as on March 31 of the year 2004.	7,782,802 Equity Shares of Rs.10/- each	19.69%
(2) Shareholding or voting rights held by persons mentioned at (b) above as on March 31 /Record Date in accordance with regulations.	N.A	N.A

For TWL HOLDINGS LIMITED

Authorised Signatory

Place : Port Louis
Date : 1st April 2004.

10th April 2004

From

Suneeta Reddy,
No.5 Subba Rao Avenue,
II Street,
Chennai 600 006.

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalaipuram
Chennai – 600 028

Dear Sir,

Sub: Disclosure under Regulation 8 (2) of SEBI Substantial Acquisition of shares and Takeover) Regulations 1997.

....

In respect of the above subject, the details of the shareholding by us as Promoters / persons acting in concert is annexed herewith.

Kindly acknowledge the receipt.

Thanking You

Yours faithfully



SUNEETA REDDY



DICLOSURE OF SHARE HOLDING TO THE TARGET COMPANY IN TERMS OF REGULATION 8(2) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS REGULATIONS, 1997

1. Name of Target Company	Apollo Hospitals Enterprise Limited	
2. Particulars of the shareholder a) Name of person holding more than 15% shares or voting rights.	Not Applicable	
b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him.	As per Annexure Enclosed	
3. Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(1) Shareholding / voting rights of persons mentioned at (a) above as on March 31 of the year 2004.	NA	NA
(2) Shareholding or voting rights held by persons mentioned at (b) above as on March 31 2004 / record date in accordance with Regulations.	13,295,089	33.64



SUNEETA REDDY

Place : Chennai

Date : 10th April 2004

Names	Share Holding as on 31-Mar-2004
Dr. Prathap C Reddy	1,464,593
Ms. Sucharitha Reddy	1,729,937
Ms. Preetha Reddy	639,670
Ms. Suneeta Reddy	386,795
Ms. Shobana Kamineni	1,089,976
Ms. Sangita Reddy	1,281,254
Ms. Upsana Kamineni	120,000
Om Sindhoori Caps Invst Ltd	41
PCR Investments Ltd	5,280,859
Apollo Health Assocn	15,600
Mr.Vishweshwar Reddy	788,710
Mr. P. Obul Reddy	50,000
Mr. P. Vijayakumar Reddy	40,666
Mr. P. Dwarkanath Reddy	10,000
Ms. Vijayalakshmi E	50
Ms. Meera Reddy	1,000
Sindhoori	8,200
Obul Reddy Invst (P) Ltd	5,600
Total (A)	**12,912,951**

Names	Share Holding as on 31-Mar-2004
Subhavathi Suram Reddy	1,611
Puli Gopal Reddy	550
Mainampati Murahar Reddy	350
Dr. Raghuram Reddy	7,925
Swareep V N Reddy	3,925
Metram J Rao	3,925
Damodar Reddy V	3,925
Hema Kumar V	3,925
Sushila Varadarajan	3,900
Dr. Haque C A	5,250
Ravindra Reddy	4,050
Parvathi Rao G	4,050
Raghavan Reddy G	4,050
Ram Bala	4,050
Mani N Aysela	4,050
Padmini Bhaskar	3,900
Juluru P Rao	7,850
Narasimha K Reddy	3,900
Natesan Janakiraman	3,900
Ramesh Reddy K	3,900
Amarendra B Reddy	3,900
Kalpana Reddy Konda	3,900
Rajapuram Ravindra Kumar	3,900
Bhaskaran Joshna	3,900
Nunna Ramanaiah	4,000
Subba R Edupuganti	3,950
Rao C K	3,800
Narendranath Reddy A	3,950
Hymavathi Velkuru Reddy	3,950
Narmadha Kuppasami	3,950
Dasaratha R Vemi Reddy	3,950
Jayram Naidu S	6,400
Patadia B C	3,950
Mohan Reddy P	3,950
Ramchandra K Reddy	3,950
Sitaram Reddy	4,500
Ramani P B	3,950
Rajasekhar R	3,950
Gaddum J M Reddy	11,958
Bhaskara Rao Nalam	3,950
Raghu Ram Vollala	3,950
Rangarajan A	3,950
Madhusudan Borde	4,000
Haranatha Reddy V	3,950
Ram Mohana Rao T	4,000

Names	Share Holding as on 31-Mar-2004
Devidoss C P	4,000
Srinivasan G	5,325
Premila M Umapathi	2,050
Syed F Rahman	8,100
Balsara R K	4,050
Sudhir Maram	4,050
Ramaling Reddy P	4,050
Ramana M Reddy	4,050
Choudary D Voleti	100
Rao V Daluvoy	4,000
Bhoogaraju Shyamala Devi	4,050
Prabhakar Reddy K	4,500
Durairaj S K	4,100
Prasanna N M	4,400
Girish Bhaskar	4,200
Lalitha R Reddy	4,050
Lakshmanan S	4,050
Narasimha Reddy C VR	4,050
Ravi V Tamarisa M D	4,100
Vedanathan P K	4,100
Annapurna M Reddy	4,100
Krishnan P Jayaraman	8,500
Amarwai S Reddy	4,250
Cuddapah S	4,100
Puli Gopal Reddy	4,100
Vasudevan M	4,400
Deva Rajan V M	4,400
Reddy A R B	4,450
Venkata Subbi Reddy Satti	4,400
Rajendra Prasad VS	4,450
Jaganadha Reddy P	4,350
Jacob M C	4,400
Mehta G B	4,500
Ranganadham H	4,650
Joseph V Thachil	5,000
Venkateswara Rao D	4,650
Cyril Fernandez	13,769
Tara Seeram	9,500
Sonali Das	9,550
Upendra Acharya	4,700
Total (B)	382,138
Total (A) + (B)	13,295,089
% of Capital	33.643





Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

April 7, 2004

The Manager,
Listing Department,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Annual Listing Fee for the year 2004-2005.

Please find enclosed Demand draft (vide D.D No. 782791, 6/4/2004) drawn on Canraa Bank, Thousand Lights, Chennai – 600 006 for Rs. 42,000/- (Rupees Forty Five Thousand only) towards annual listing fee for the year 2004-2005.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.



NATIONAL STOCK EXCHANGE OF INDIA LIMITED (F)

Regd. Office : "EXCHANGE PLAZA", BANDRA - KURLA COMPLEX, BANDRA (E), MUMBAI - 400 051. INDIA

Ref No: NSE/LIST/65229 March 25, 2004

The Company Secretary,
All Listed Companies

Dear Sir / Madam,

As you are aware, the Exchange has been levying annual listing fee at 50% of the fee payable, in case of companies for which NSE is not the regional stock exchange. As you are further aware, the provisions of the regional stock exchange are withdrawn, all listed companies are required to pay 100 % as listing fee as per the schedule given below.

Annual Listing Fees	Rs.
Companies with paid up Share and /or debenture capital of Rs.1 Crore	4,200
Above Rs.1 Crore and upto Rs.5 Crores	8,400
Above Rs.5 Crores and upto Rs.10 Crores	14,000
Above Rs. 10 Crores and upto Rs.20 Crores	28,000
Above Rs.20 Crores and upto Rs.50 Crores	42,000
Above Rs.50 Crores	70,000
Companies with a paid up capital of more than Rs.50 crores will pay additional listing fees of Rs.1400 for every increase of Rs.5 crores or part thereof, in the paid up share/debenture capital.	

Listed Companies shall draw a Cheque/Demand Draft favouring National Stock Exchange of India Limited payable at Mumbai, for payments towards annual listing fees for the financial year from April 1, 2004 to March 31, 2005 latest by April 30, 2004.

Yours faithfully,
For National Stock Exchange of India Ltd.

Hari K.
Manager

Apollo Hospitals Enterprise Ltd
19, Bishop Gardens
Raja Annamalaipuram
Chennai-600028


APOLLO HOSPITALS
SECRETARIAL DEPT.
RECEIVED ON
- 1 APR 2004
9



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : May 20, 2004

Mr. Ujaval,
Wholesale Debt Market Segment,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Information Memorandum – 7.27% - 100 Secured Redeemable Non Convertible Debentures of Rs. 10 lakhs each.

Please find enclosed the Floppy containing the Information Memorandum in respect of 7.27% - 100 Secured Non Convertible Debentures of Rs. 10 lakhs each for your records.

We hereby certify that the above Information Memorandum has been prepared in accordance with SEBI (DIP) Guidelines, 2000 and Schedule II of the Companies Act, 1956.

We hereby undertake that the Company shall enter into a fresh listing agreement as and when finalized by SEBI.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : May 17, 2004

Mr. Ujaval,
Wholesale Debt Market Segment,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Information Memorandum – 7.27% - 100 Secured Redeemable
Non Convertible Debentures of Rs. 10 lakhs each.

Further to the discussions I had with you, we hereby confirm that the Information Memorandum circulated to the subscribers of 7.27% - 100 Secured Redeemable Non Convertible Debentures of Rs. 10 lakhs each will be submitted to you in PDF form on or before 31st May 2004.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.



Apollo Hospitals Enterprise Limited



General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : June 10, 2004

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 10.80% - 22 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 22 crores – ISIN. INE437A07021

(ii) 10.80% - 3 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 3 crores – ISIN. INE437A07039

Please be informed that the Board of Directors have fixed record date on 23rd June 2004 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the quarter ending 30th June 2004.

Kindly take note of the same in your records.

Thanking you.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : June 10, 2004

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 8.57% - 200 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 20 crores – ISIN. INE437A07047

(ii) 7.27% - 40 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 4 crores – ISIN INE437A08045

(iii) 7.27% - 60 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 6 crores – ISIN INE437A07054

Please be informed that the Board of Directors have fixed record date on 23rd June 2004 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the half year ending 30th June 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com



Date : June 10, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 25th June 2004 to consider interalia and approve the following :-

(i) Audited Financial Results of the Company for the year ended 31st March 2004.

(ii) Audited Consolidated Financial Results of the Company and its subsidiaries for the year ended 31st March 2004.

(iii) Recommendation of dividend on Equity Shares.

The above said financial results shall be published on or before 27th June 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

Date : June 25, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Audited Annual Accounts for the year ended 31st March 2004

Further to our letter dated 10th June 2004, the Board of Directors at its meeting held on 25th June 2004 has taken the following decisions.

1. The Audited Accounts of the Company for the year ended 31st March 2004 were approved as per annexure enclosed.
2. The dividend @ 35% (Rs. 3.50 per share) on the equity capital has been recommended.
3. The Register of Members and Share Transfer Registers shall be remain closed from **1st September 2004 to 14th September 2004 (both days inclusive).** Dividend shall be paid to the members whose names appear in the Register of Members of the Company as on 14th September 2004.
4. The Annual General Meeting of the Company is scheduled to be held on 14th September 2004 at Kamaraj Arangam, No. 574-A Mount Road, Chennai – 18.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

APOLLO HOSPITALS ENTERPRISE LIMITED

No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the year ended 31st March 2004

(Rs. in Mio)

Particulars	9 Months Ended	Quarter Ended		Year Ended	
	31.12.2003 (Unaudited)	31.03.2004 (Audited)	31.03.2003 (Audited)	31.03.2004 (Audited)	31.03.2003 (Audited)
Net Sales/Income from Operations	3629	1317	1153	4946	4433
Other Income	38	14	19	52	52
Total Income	3667	1331	1172	4998	4485
Total Expenditure					
Increase/Decrease in stock trade	--	--	--	--	--
Consumption of raw materials	1778	618	578	2396	2161
Staff cost	474	183	161	657	586
Other expenditure	216	83	70	299	252
General Administrative Expenses	376	194	133	570	510
Selling and Distribution Expenses	67	20	17	87	82
Interest	162	30	39	192	231
Depreciation	157	54	56	211	230
Profit (+)/Loss (-) before tax (1+2-3-4-5)	437	149	118	586	433
Provision for taxation					
Current	126	3	0	129	86
Deferred	28	58	46	86	72
Net Profit (+)/Loss(-) (6-7)	283	88	72	371	275
Paid-up equity share capital	395	395	395	395	395
(Face Value : Rs.10/- per share)					
Reserves excluding revaluation reserves				2072	1865
Basic and diluted EPS for the period, year to date and for the previous year	*7.16	*2.23	*1.82	9.40	6.96
* not to be annualised					
Non-Promoter Shareholding					
No. of Shares	26192399	26223599	25960301	26223599	25960301
Percentage of shareholding	66.28	66.36	65.69	66.36	65.69

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2004

(Rs in Mio)

	9 Months Ed.	Quarter Ended		Year Ended	
	31.12.2003 (Unaudited)	31.03.2004 (Audited)	31.03.2003 (Audited)	31.03.2004 (Audited)	31.03.2003 (Audited)
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital division	3665	1330	1172	4995	4483
b) Others	2	1	4	3	20
SUB - TOTAL	3667	1331	1176	4998	4503
Less : Intersegmental Revenue	-	-	4	-	18
Net Sales / Income from Operations	3667	1331	1172	4998	4485
before Tax and Interest from each segment)					
a) Hospital division	598	180	155	778	667
b) Others	1	(1)	2	-	9
SUB - TOTAL	599	179	157	778	676
Less : (i)Interest (Net)	162	30	39	192	243
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Profit Before Tax	437	149	118	586	433
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	4168	3982	3872	3982	3872
b) Others	12	7	35	7	35
TOTAL	4180	3989	3907	3989	3907

Notes

The above financial results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on 25th June 2004

Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2004

No. of Complaints (Nature of Complaints :- Non receipt of Share certifcates, Dividend, Annual Report etc.)

Pending as on 31/12/2003	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2004
0	71	71	0

3. The Board of Directors has recommended a dividend of 35% on equity capital of the Company aggregating to Rs.13.83 crores for the year ended 31st March 2004 subject to approval of members at the ensuing Annual General Meeting.

4. The previous figures for the previous year are regrouped/rearranged wherever necessary

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Dr. Prathap C Reddy
Executive Chairman

Place : Chennai
Dated : 25th June 2004

Apollo Hospitals Enterprise Limited

Regd. Office: No.19 Bishop Gardens, Raja Annamalaipuram

Chennai - 600 028

Audited Consolidated Financial Results for the Year ended 31st March 2004

(Rs. in Mio)

		Year Ended	
		31.03.2004 (Audited)	31.03.2003 (Audited)
1	Net Sales/Income from Operations	5374	4621
2	Other Income	46	55
	Total Income	5420	4676
3	Total Expenditure		
a	Increase/Decrease in stock trade		
b	Consumption of raw materials	2450	2178
c	Staff cost	790	655
d	Other expenditure	339	304
e.	General Administrative Expenses	740	597
f.	Selling and Distribution Expenses	103	98
4	Interest	222	236
5	Depreciation	272	252
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	504	356
7	Provision for taxation		
	Current	132	87
	Deferred	86	55
8	Profit Before Minority Interest (6-7)	286	214
9	Minority Interest	2	(6)
10	Share in Associates	(2)	(26)
11	Profit attributable to group	282	194
12	Paid-up equity share capital	395	395
	(Face Value : Rs.10/- per share)		
13	Basic and diluted EPS for the period	7.14	4.91

Notes

1 The above financial results have been taken on record by the Board of Directors at its meeting held on 25/6/2004

2 The Company has consolidated the financials of the following subsidiary companies, Apollo Health Street Limited, Unique Home Health Care Limited, AB Medical Centers Limited, Apollo Hospitals International Limited (Formerly known as Akshaya Apollo Hospitals) and Apollo Health and Lifestyle Limited

3 The financials of Apollo Gleneagles Hospital Limited, a Joint Venture of the Company has been consolidated as per AS 27 of ICAI.

4 The Company has consolidated the financials of following Associates viz., Indraprastha Medical Corpn. Ltd., Family Health Plan Ltd and The Lanka Hospitals Corpn. Ltd., as per AS 23 of ICAI.

5 The Previous year figures are regrouped and reclassified wherever necessary

By order of the Board

for APOLLO HOSPITALS ENTERPRISE LTD

Place : Chennai

Date : 25/06/2004

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN

Chief Financial Officer & Company Secretary

DR. PRATHAP C REDDY

EXECUTIVE CHAIRMAN



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

10

Date : June 29, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Audited Financial Results for the year ended 31st March 2004

Further to our letter dated 25th June 2004, we have published the :-

(i) Audited Financial Results for the year ended 31st March 2004 and

(ii) Audited Consolidated financial results for the year ended 31st March 2004

in "The Economic Times" on 27th June 2004 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Apollo Hospitals Enterprise Limited



Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Audited Financial Results for the year ended 31st March 2004

(Rs. in Mio)

Sn	Particulars	9 Months Ended	Quarter Ended		Year Ended	
		31.12.2003 (Unaudited)	31.03.2004 (Audited)	31.03.2003 (Audited)	31.03.2004 (Audited)	31.03.2003 (Audited)
1	Net Sales/Income from Operations	3629	1317	1153	4946	4433
2	Other Income	38	14	19	52	52
	Total Income	**3667**	**1331**	**1172**	**4998**	**4485**
3	Total Expenditure					
	a Increase/Decrease in stock trade	--	--	--	--	--
	b Consumption of raw materials	1778	618	578	2396	2161
	c Staff cost	474	183	161	657	586
	d *Other expenditure*	216	83	70	299	252
	e General Administrative Expenses	376	194	133	570	510
	f Selling and Distribution Expenses	67	20	17	87	82
4	Interest	162	30	39	192	231
5	Depreciation	157	54	56	211	230
6	**Profit (+)/Loss (-) before tax (1+2-3-4-5)**	**437**	**149**	**118**	**586**	**433**
7	Provision for taxation					
	Current	126	3	0	129	86
	Deferred	28	58	46	86	72
8	**Net Profit (+)/Loss(-) (6-7)**	**283**	**88**	**72**	**371**	**275**
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	395	395	395	395	395
10	*Reserves excluding revaluation reserves*				2072	1865
11	Basic and diluted EPS for the period, year to date and for the previous year (*not annualised)	*7.16	*2.23	*1.82	9.40	6.96
12	Non-Promoter Shareholding					
	No. of Shares	26192399	26223599	25960301	26223599	25960301
	Percentage of shareholding	66.28	66.36	65.69	66.36	65.69

Notes

1. The above financial results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on 25th June 2004.
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/12/2003	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2004
0	71	71	0

3. The Board of Directors has recommended a dividend of 35% on equity capital of the Company aggregating to Rs.13.83 crores for the year ended 31st March 2004 subject to approval of members at the ensuing Annual General Meeting.
4. The figures for the previous year are regrouped/rearranged wherever necessary

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2004

(Rs. in Mio)

		9 Months Ended	Quarter Ended		Year Ended	
		31.12.2003 (Unaudited)	31.03.2004 (Audited)	31.03.2003 (Audited)	31.03.2004 (Audited)	31.03.2003 (Audited)
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) *Hospital division*	3665	1330	1172	4995	4483
	b) Others	2	1	4	3	20
	SUB - TOTAL	**3667**	**1331**	**1176**	**4998**	**4503**
	Less : Intersegmental Revenue	-	-	4	-	18
	Net Sales / Income from Operations	**3667**	**1331**	**1172**	**4998**	**4485**
2.	Segment result (Profit (+) Loss (-) before Tax and Interest from each segment)					
	a) Hospital division	598	180	155	778	667
	b) Others	1	(1)	2	-	9
	SUB - TOTAL	**599**	**179**	**157**	**778**	**676**
	Less : (i)Interest (Net)	162	30	39	192	243
	(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Profit Before Tax	**437**	**149**	**118**	**586**	**433**
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division (including Pharmacy)	4168	3982	3872	3982	3872
	b) Others	12	7	35	7	35
	TOTAL	**4180**	**3989**	**3907**	**3989**	**3907**

Audited Consolidated Financial Results for the Year ended 31st March 2004

(Rs. in Mio)

		Year Ended	
		31.03.2004 (Audited)	31.03.2003 (Audited)
1	Net Sales/Income from Operations	5374	4621
2	Other Income	46	55
	Total Income	**5420**	**4676**
3	Total Expenditure		
	a Increase/Decrease in stock trade	-	-
	b Consumption of raw materials	2450	2178
	c Staff cost	790	655
	d Other expenditure	339	304
	e General Administrative Expenses	740	597
	f Selling and Distribution Expenses	103	98
4	Interest	222	236

THE ECONOMIC TIMES CHENNAI



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

AHEL / SEC / 2004 July 8, 2004

The National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore, Chennai – 600 004

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th June 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th June 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 30th June 2004

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 30th June 2004

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	13,311,256	33.68
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**13,311,256**	**33.68**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	681,181	1.72
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,961,519	4.96
(c)	Foreign Institutional Investors	7,557,095	19.12
	Sub-Total	**10,199,795**	**25.81**
4	**Others**		
(a)	Private Corporate Bodies	1,205,570	3.05
(b)	Indian Public	7,241,154	18.32
(c)	NRIs/OCBs	1,267,568	3.21
(d)	Any other-Foreign Companies	6,293,345	15.92
	Sub-Total	**16,007,637**	**40.51**
	GRAND TOTAL	**39,518,688**	**100**

Note

(1) Total Foreign Shareholdings 15,118,008 38.26

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo H[illegible]ls Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 30/06/2004

Name	No. of Shares	% of Share Holding
A. PROMOTERS' HOLDING		
Indian Promoters		
Dr. Prathap C Reddy	1,464,593	3.71
Ms. Sucharitha Reddy	1,729,937	4.38
Ms. Preetha Reddy	639,670	1.62
Ms. Suneeta Reddy	396,795	1.00
Ms. Sangita Reddy	1,281,254	3.24
Ms. Shobana Kamineni	1,089,976	2.76
Mr. Vishweshwar Reddy	788,710	2.00
PCR Investments Ltd	5,299,423	13.41
Sub-Total	12,690,358	32.11
B. NON PROMOTERS HOLDINGS		
Financial Institutions		
The New India Assurance Co. Ltd	814,798	2.06
Unit Trust of India	500,874	1.27
Life Insurance Corp of India	464,056	1.17
Sub-Total	1,779,728	4.50
Foreign Institutional Investors		
Emerging Markets Growth Fund Inc	1,343,174	3.40
Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,146,914	2.90
Citi Group Global Markets Mauritius Pvt. Ltd	974,100	2.46
Goldman Sachs Investments (Mauritius) I Ltd	673,960	1.71
Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.49
HSBC Financial Services (Middle East) Ltd	444,600	1.13
Capital International Emerging Markets Fund	426,600	1.08
Arisaig Partners (Asia) Pte Ltd A/c Arisaig Asian Small Companies Fund (Mauritius) Ltd	413,105	1.05
Sub-Total	6,009,348	15.21
Foreign Companies		
TWL Holding Limited	6,293,345	15.92
Sub-Total	6,293,345	15.92

For [illegible] LIMITED



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

AHEL / SEC / 2004 July 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th June 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th June 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company — Apollo Hospitals Enterprise Limited

Quarter ending on — 30th June 2004

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49 I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 30th June 2004

	Category	No. of Shares Held	% of Share Holding
A.	PROMOTERS' HOLDING		
1	Promoters		
(a)	Indian Promoters	13,311,256	33.68
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	13,311,256	33.68
B.	NON PROMOTERS' HOLDING		
3	Institutional Investors		
(a)	Mutual Funds and UTI	681,181	1.72
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,961,519	4.96
(c)	Foreign Institutional Investors	7,557,095	19.12
	Sub-Total	10,199,795	25.81
4	Others		
(a)	Private Corporate Bodies	1,205,570	3.05
(b)	Indian Public	7,241,154	18.32
(c)	NRIs/OCBs	1,267,568	3.21
(d)	Any other-Foreign Companies	6,293,345	15.92
	Sub-Total	16,007,637	40.51
	GRAND TOTAL	39,518,688	100

Note

(I) Total Foreign Shareholdings 15,118,008 38.26

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 30/06/2004

Name	No. of Shares	% of Share Holding
A. PROMOTERS' HOLDING		
Indian Promoters		
Dr. Prathap C Reddy	1,464,593	3.71
Ms. Sucharitha Reddy	1,729,937	4.38
Ms. Preetha Reddy	639,670	1.62
Ms. Suneeta Reddy	396,795	1.00
Ms. Sangita Reddy	1,281,254	3.24
Ms. Shobana Kamineni	1,089,976	2.76
Mr. Vishweshwar Reddy	788,710	2.00
PCR Investments Ltd	5,299,423	13.41
Sub-Total	12,690,358	32.11
B. NON PROMOTERS HOLDINGS		
Financial Institutions		
The New India Assurance Co. Ltd	814,798	2.06
Unit Trust of India	500,874	1.27
Life Insurance Corp of India	464,056	1.17
Sub-Total	1,779,728	4.50
Foreign Institutional Investors		
Emerging Markets Growth Fund Inc	1,343,174	3.40
Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,146,914	2.90
Citi Group Global Markets Mauritius Pvt. Ltd	974,100	2.46
Goldman Sachs Investments (Mauritius) I Ltd	673,960	1.71
Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.49
HSBC Financial Services (Middle East) Ltd	444,600	1.13
Capital International Emerging Markets Fund	426,600	1.08
Arisaig Partners (Asia) Pte Ltd A/c Arisaig Asian Small Companies Fund (Mauritius) Ltd	413,105	1.05
Sub-Total	6,009,348	15.21
Foreign Companies		
TWL Holding Limited	6,293,345	15.92
Sub-Total	6,293,345	15.92

For / ... LIMITED



Apollo Hospitals Enterprise Limited

General Off. : Ali Towers, III Floor, 55, Greams Road, Chennai - 600 006.
Phone : 044 - 2829 0956, 2829 3896, 2829 3333 Extn : 5681 Fax : 044 - 2829 0956
E-mail : apolloshares@vsnl.net Internet : www.apollohospitals.com

(12)

Date : July 9, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2004

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 30th July 2004 to consider interalia and approve the Unaudited Financial Results (segment wise) for the quarter ended 30th June 2004 and the same shall be published on or before 1st August 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Regd. Off. : 19, Bishop Garden, Raja Annamalaipuram, Chennai - 600 028.



Apollo Hospitals
CHENNAI
touching lives

KIND ATTN : MR. S. ISWARAN.

AHEL / SEC / 2004 July 24, 2004

(13)

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of Equity shares on Private Placement basis

The Board of Directors at its meeting scheduled on 30th July 2004 is proposing to interalia consider, issue of equity shares up to a maximum of 5% of paid up capital of the Company on private placement basis.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE L IMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Fax : 5221, Telefax : 044-2829 0956, Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004 July 30, 2004

(14)

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Board Meeting Decisions

Further to our letter dated 24th July 2004, the Board at its meting held on 30th July 2004 has resolved the following:-

(i) Approved Unaudited Financial Results for the quarter ended 30th June 2004, as per the annexure enclosed.

(ii) Approved to issue 2,079,930 equity shares of Rs. 10/- each (5% of the enhanced paid up equity capital) to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its Nominees at a price of Rs. 246/- per share subject to SEBI guidelines for preferential allotment.

(iii) Convene the Extraordinary General Meeting on 2nd September 2004 for obtaining members approval to issue equity shares to Temasek Capital (Private) Limited or its Nominees.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2004

(Rs. In Millions)

Sl.No	Particulars	Unaudited Quarter Ended 30.06.2004	Unaudited Quarter Ended 30.06.2003	Audited Year Ended 31.03.2004
1	Income from Services	1340	1135	4946
2	Other Income	8	7	52
	Total Income	1348	1142	4998
3	Total Expenditure			
a	Increase/Decrease in Stock in trade	-	-	-
b	Material consumption	680	554	2396
c	Staff Cost	177	151	657
d	Other expenditure	72	70	276
e	General Administrative Expenses	143	122	593
f	Selling and Distribution Expenses	16	17	87
4	Interest	40	52	192
5	Depreciation	53	55	211
6	Profit(+)/Loss(-) before tax (1+2-3-4-5)	167	121	586
7	Provision for taxation			
	(a) Current Tax	48	27	129
	(b) Deferred Tax	14	16	86
8	Net Profit (+)/Loss(-)	105	78	371
9	Paid-up equity share capital (Rs. 10/- per share)	395	395	395
10	Reserves excluding Revaluation Reserves (Year End)	-	-	2072
11	Basic and diluted EPS for the period for the year to date and for previous year	*2.66	*1.97	9.40
12	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	26207432	25958852	26223599
	(b) Percentage of Shareholding	66.32	65.69	66.36
	* Not Annualised			

Notes

1 The above financial results have been taken on record by the Board of Directors at their meeting held on 30th July 2004

2 Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2004

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/03/2004	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/6/04
0	42	42	0

Place : Chennai

Dated : 30th July 2004

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2004

(Rs. In Millions)

Particulars	Unaudited Quarter Ended 30.06.2004	Unaudited Quarter Ended 30.06.2003	Audited Year Ended 31.03.2004
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	1348	1140	4995
b) Others	-	2	3
SUB - TOTAL	1348	1142	4998
Less : Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	1348	1142	4998
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	207	172	778
b) Others	-	1	-
SUB - TOTAL	207	173	778
Less : (i)Interest (Net)	40	57	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	167	121	586
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	4018	3996	3982
b) Others	5	35	7
TOTAL	4023	4031	3989

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN



RECEIVED
2005 JUN 23 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15

Apollo Hospitals

CHENNAI

touching lives

Date : August 3, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2004

Further to our letter dated 30th July 2004, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2004 in "The Economic Times" on 1st August 2004 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Date : August 3, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2004

Further to our letter dated 30th July 2004, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2004 in "The Economic Times" on 1st August 2004 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Apollo Hospitals Enterprise Limited



Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2004

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended 30.06.2004	Unaudited Quarter Ended 30.06.2003	Audited Year Ended 31.03.2004
1.	Income from Services	1340	1135	4946
2.	Other Income	8	7	52
	Total Income	**1348**	**1142**	**4998**
3.	Total Expenditure			
	a. *Increase/Decrease in Stock in trade*	-	-	-
	b. Material consumption	680	554	2396
	c. Staff Cost	177	151	657
	d. Other expenditure	72	70	276
	e. General Administrative Expenses	143	122	593
	f. *Selling and Distribution Expenses*	16	17	87
4.	Interest	40	52	192
5.	Depreciation	53	55	211
6.	**Profit(+)/Loss(-) before tax (1+2-3-4-5)**	**167**	**121**	**586**
7.	Provision for taxation			
	(a) Current Tax	48	27	129
	(b) Deferred Tax	14	16	86
8.	**Net Profit (+)/Loss(-)**	**105**	**78**	**371**
9.	Paid-up equity share capital (Rs. 10/- per share)	395	395	395
10.	Reserves excluding Revaluation Reserves (Year End)	-	-	2072
11.	Basic and diluted EPS for the period for the year to date and for previous year	*2.66	*1.97	9.40
12.	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	26207432	25958852	26223599
	(b) Percentage of Shareholding	66.32	65.69	66.36

*Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2004

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended 30.06.2004	Unaudited Quarter Ended 30.06.2003	Audited Year Ended 31.03.2004
1.	*Segment Revenue (Net Sales / Income from each segment)*			
	a) Hospital division	1348	1140	4995
	b) Others	-	2	3
	SUB - TOTAL	**1348**	**1142**	**4998**
	Less : Intersegmental Revenue	-	-	-
	Net Sales / Income from Operations	**1348**	**1142**	**4998**
2.	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
	a) Hospital division	207	172	778
	b) Others	-	1	-
	SUB - TOTAL	**207**	**173**	**778**
	Less : (i) Interest (Net)	40	52	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-
	Total Profit Before Tax	**167**	**121**	**586**
3.	Capital Employed (Segment Assets-Segment Liabilities)			
	a) Hospital Division	4018	3996	3982
	b) Others	5	35	7
	TOTAL	**4023**	**4031**	**3989**

Notes

1. The above financial results have been taken on record by the Board of Directors at their meeting held on 30th July 2004.
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/03/2004	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/06/04
0	42	42	0

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD**

Place : Chennai
Date : 30th July 2004

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

THE ECONOMIC TIMES CHENNAI
SUNDAY 1 AUGUST 2004

16



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

06th August 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub: Notice of Extraordinary General Meeting – Reg.

....

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on 2nd September 2004, which is being circulated to the shareholders

This is for your information and records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn.: 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
GROUP
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai – 600 006

NOTICE FOR THE EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Thursday, the 2nd September 2004 at 10.00 a.m.at Rani Seethai Hall, No.603, Anna Salai, Chennai-600 006 to transact the following business :

SPECIAL BUSINESS :

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment/s to or re-enactment thereof), Listing Agreements entered into by the Company with the Stock Exchanges where the shares are listed, subject to any agreements to be negotiated and signed for giving effect to the issue of shares, and subject to all necessary approvals, consents, permissions and/or sanctions of the Government of India, Reserve Bank of India, Securities and Exchange Board of India (SEBI), Financial Institutions, Foreign Investment Promotion Board (hereinafter referred to as "FIPB")/ Secretariat for Industrial Assistance (hereinafter referred to as "SIA"), under the Foreign Exchange Management Act, 1999 (hereinafter referred to as "FEMA") and all other appropriate and/or concerned Authorities, Institutions or Bodies, if any, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board"), which term shall be deemed to include any Committee which the Board may have constituted or hereafter constitute for the time being exercising the powers conferred on the Board by this resolution, the Board be and is hereby authorised on behalf of the Company with power to delegate such authority to such person or persons as the Board may deem fit, to issue/offer and allot in one or more tranches, by way of private placement and/ or preferential allotment basis up to 2,079,930 equity shares of the Company of the face value of Rs.10/- each to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its nominee (hereinafter referred to as "the Proposed Investor" / "the Proposed Allottee"), at a price of Rs.246/-per share (including premium), being a price which is higher than the minimum price specified as per the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), and that the shares so issued shall rank atleast paripassu in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the ("SEBI DIP guidelines") for preferential allotment. "

"FURTHER RESOLVED THAT the Relevant Date in relation to the shares for the purpose of determining the issue price under the "SEBI DIP Guidelines" relating to the preferential issue shall be 3rd August 2004."

"FURTHER RESOLVED THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorised on behalf of the company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) or allotment(s) or otherwise and utilisation of the issue proceeds and/or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents agreements and writings as may be necessary for the purpose of giving effect to the aforesaid resolution, negotiate terms, appoint the advisors/managers, pay any fees, commissions,

remuneration, incur expenses and take such further steps as required for the allotment and listing of the Securities to be thus issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of the company to the end and intent that the company shall be deemed to have given its approval thereto expressly to the authority of the resolution."

"FURTHER RESOLVED THAT the Board shall also seek listing of such equity shares of the face value of Rs.10/- each at all such stock exchanges where the equity shares of the company are already listed."

"FURTHER RESOLVED THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 30th July 2004

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer &
Company Secretary.

Notes :

1. A member entitled to attend and vote at this Extraordinary General Meeting many appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company. The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed, and the notarially certified copy of that power of authority shall be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.
2. The Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of special business as set out above is annexed hereto.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

Your Company proposes to raise funds required for :

a) Repayment of high cost debt.

b) Upgradation of Technology and

c) For meeting long term working capital/general corporate requirements.

through preferential issue up to 2,079,930 equity shares of Rs.10/- each, at a price of Rs.246/- per share (including premium) constituting 5% of the enhanced paid up equity share capital of the Company to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its nominee, ("the Proposed Investor"/ "the Proposed Allottee").

1. Objects of the issue :

The objects of the proposed issue of equity shares to Proposed Allottee is to :

(i) Repayment of high cost debt.

(ii) Upgradation of Technology and

(iii) For meeting long term working capital/general corporate requirements.

2. Intention of Promoters/Directors/Key Management Persons to subscribe to the Offer :

None of the Promoters/ Directors / Key Management Persons intend to subscribe to the offer being proposed for the Members approval.

3. **Identity of the proposed allottee and the price at which allotment is proposed:**

The Proposed Allottee in the preferential issue, Temasek Capital (Private) Limited, a foreign company incorporated under the laws of Singapore, or its nominee. Relevant details of such allotment are furnished in the following table.

Issue price (Rs. / Security)	Name of proposed allottee	Class of allottee	Type of security	No. of securities	Face value (Rs./ Security)	Shareholding of the proposed Allottee
Rs. 246/- per equity share	Temasek Capital (Private) Limited or its nominee	Foreign Company incorporated under the laws of Singapore	Equity	2,079,930	Rs. 10/- per equity share	5% of the post allotment equity share capital

4. **Shareholding Pattern before and after issue :**

S.No.	Category	Pre-Issue		Post-Issue	
		No. of Shares Held	% of shares held	No. of Shares Held	% of shares held
A.	Promoters Holdings				
1.	Indian Promoters	13,447,064	34.03	13,447,064	32.33
	Sub-Total	**13,447,064**	**34.03**	**13,447,064**	**32.33**
B	Non-Promoters Holdings				
1.	Mutual Funds & UTI	595,116	1.51	595,116	1.43
2.	Banks, Financial Institutions, Insurance Companies	1,846,710	4.67	1,846,710	4.44
3.	Foreign Institutional Investors	7,816,321	19.78	7,816,321	18.79
4.	Proposed Allottee : Temasek Capital (Private) Ltd or its nominee	—	—	2,079,930	5.00
	Sub-Total	**10,258,147**	**25.96**	**12,338,077**	**29.66**
5.	Others				
	Private Body Corporates	1,062,396	2.69	1,062,396	2.56
	Indian Public	7,193,808	18.20	7,193,808	17.29
	NRIs/OCBs	1,263,928	3.20	1,263,928	3.03
	Foreign Company	6,293,345	15.92	6,293,345	15.13
	Sub-Total	**15,813,477**	**40.01**	**15,813,477**	**38.01**
	Grand Total	**39,518,688**	**100.00**	**41,598,618**	**100.00**

Note :

(i) The above shareholding pattern has been prepared on the basis of shareholding as on 30th July 2004.

(ii) The post-issue shareholding pattern in the above table has been prepared on the basis that Temasek Capital (Private) Limited or its nominee would have subscribed to and been allotted 2,079,930 equity shares of the Company. In the event for any reason Temasek Capital (Private) Limited or its nominee does not or unable to subscribe to and/or is not allotted the equity shares, the shareholding pattern in the above table would undergo corresponding changes.

5. **Board Composition :-**

The Proposed Investor shall have one nominee director in the Board of the Company. The Board shall be re-constituted accordingly.

6. **Changes in Control :-**

The existing promoters of the Company will continue to be in control of the Company and there will not be any change in the management/control of the Company.

7. **Proposed time within which the allotment shall be completed :-**

The company will complete the allotment within 15 days of the date of passing of the resolution by the shareholders, or the date on which the company obtain all applicable Government approvals for consumating transaction contemplated herein, whichever is later. The shares will be issued in electronic (dematerialized mode) and actual credit to demat account of Proposed Allottee shall be made within 15 days from the date of listing by Madras Stock Exchange, The Stock Exchange, Mumbai and National Stock Exchange of India Ltd., Mumbai.

8. **Auditors' Certificate:-**

M/s. S. Viswanathan, Chartered Accountants, Chennai, the Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in ("SEBI DIP guidelines") for preferential issue. A copy of the certificate will be placed before the shareholders.

The provisions of the Companies Act, 1956, contemplate consent of the members by way of special resolution in General Meeting for further issue of shares to persons other than existing shareholders.

The above resolutions are in the interests of the Company and therefore, commended by the Board for approval by the shareholders.

None of the Directors of the Company is concerned and / or interested in this resolution.

Place : Chennai
Date : 30th July 2004

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer &
Company Secretary.



Apollo Hospitals
CHENNAI
touching lives

Date : August 31, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No: 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Limited Review Report – First Quarter Results June 2004.

With reference to above, we are required to submit the "Limited Review Report" by the Auditors on or before 31st August 2004. Since the Auditors were out of station for the past one week, we could not submit the same in time. We will be submitting the Limited Review Report by the Auditors on or before 4th September 2004.

Kindly condone the delay.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

(18)



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

September 1, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Limited Review Report on First Quarter Results – June 2004

Further to our letter dated 31st August 2004, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2004 for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

C.N. RAMACHANDRAN
B.Com., F.C.A. A.T.I.I (Lond.)
V.C.KRISHNAN
M.A. (Eco.), F.C.A., M.B.A (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K.RAGAVENDRAN
B.Com. F.C.A., I.S.A.

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17 (Old #8A), Bishop Wallers Avenue (West)
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road,
Jayamahal extension, **Bangalore - 560 046.** Tel : 91-80-3530535
14, Ahuja Towers, 42, T.V. Samy Road (West), R.S. Puram,
Coimbatore - 641 002. Tel : 91-422-5367065

Tel: 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-mail : sviswa1@vsnl.com
Website : www.sviwanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 30th June 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date: 31.08.2004

For M/s.S.Viswanathan
Chartered Accountants



V C Krishnan
Partner
Membership No: 22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd.Office :No.19 Bishop Gradens,RajaAnnamalaipuram,Chennai - 600 028

Unaudited Financial Results (Provisional)for the Quarter ended 30th June 2004

(Rs.in Millions)

	Particulars	Quarter ended		Year ended (Audited)
		30.06.2004	30.06.2003	31.03.2004
1	Hospital Income	1343	1135	4946
2	Other Income	9	7	52
	Total Income	1352	1142	4998
3	Total Expenditure			
a	Increase / Decrease in stock in trade	-	-	-
b	Consumption of raw materials	681	554	2396
c	Staff cost	173	151	657
d	Other expenditure	75	70	276
e	General Administrative Expenses	143	122	593
f	Selling and Distribution Expenses	16	17	87
4	Interest	40	52	192
5	Depreciation	55	55	211
6	Profit (+) / Loss (-) before tax (1+2-3-4-5)	169	121	586
7	Provision for Taxation			
	Current	50	27	129
	Deferred	14	16	86
8	Net profit (+) / Loss (-)(6-7)	105	78	371
9	Paid-up equity share capital (Face value : Rs.10/-per share)	395	395	395
10	Reserves excluding revaluation reserves			2072
11	Basic and diluted EPS for the period,for year to date and for the previous year * not to be annualised	*2.66	*1.97	9.40
12	Non-Promoter Shareholding			
	No.of shares	26207432	25958852	26223599
	Percentage of shareholding	66.32	65.69	66.36


CHARTERED ACCOUNTANTS
CHENNAI

Apollo Hospitals Enterprise Limited
Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram
Chennai - 600 028

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2004

(Rs.in Millions)

Particulars	Quarter ended		Year ended
	30.06.2004 (Unaudited)	30.06.2003 (Unaudited)	31.03.2004 (Audited)
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	1,352	1,140	4,995
b) Others	-	2	3
SUB - TOTAL	1,352	1,142	4,998
Less : Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	1,352	1,142	4,998
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	209	172	778
b)Others	-	1	-
SUB - TOTAL	209	173	778
Less : (i)Interest (Net)	40	52	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	169	121	586
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital division (Including Pharmacy)	4,018	3,996	3,982
b) Others	5	35	7
TOTAL	4,023	4,031	3,989



VISWANATHAN
CHARTERED ACCOUNTANTS



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004 September 1, 2004

Mr. Gopal.
National Stock Exchange,
7th Floor, Arihant Nitco Park.
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Limited Review Report on First Quarter Results – June 2004

Further to our letter dated 31st August 2004, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2004 for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

RECEIVED
2005 JUL 23 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(19)



Apollo Hospitals
CHENNAI
touching lives

Date : September 2, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of Equity Shares on Preferential allotment basis.

Further to our letter dated 6th August 2004 enclosing the Notice for the Extraordinary General Meeting, please be informed that the members at the Extraordinary General Meeting held on 2nd September 2004 have approved the special resolution (Notice enclosed) with requisite majority to issue 2,079,930 equity shares at a price of Rs.246/- per share to Temasek Capital (Private) Limited or its nominee on preferential allotment basis.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals

GROUP

touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028
General Office : Ali Towers, III Floor, No.55 Greams Road, Chennai – 600 006

NOTICE FOR THE EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Thursday, the 2nd September 2004 at 10.00 a.m.at Rani Seethai Hall, No.603, Anna Salai, Chennai-600 006 to transact the following business :

SPECIAL BUSINESS :

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment/s to or re-enactment thereof), Listing Agreements entered into by the Company with the Stock Exchanges where the shares are listed, subject to any agreements to be negotiated and signed for giving effect to the issue of shares, and subject to all necessary approvals, consents, permissions and/or sanctions of the Government of India, Reserve Bank of India, Securities and Exchange Board of India (SEBI), Financial Institutions, Foreign Investment Promotion Board (hereinafter referred to as "FIPB")/ Secretariat for Industrial Assistance (hereinafter referred to as "SIA"), under the Foreign Exchange Management Act, 1999 (hereinafter referred to as "FEMA") and all other appropriate and/or concerned Authorities, Institutions or Bodies, if any, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board"), which term shall be deemed to include any Committee which the Board may have constituted or hereafter constitute for the time being exercising the powers conferred on the Board by this resolution, the Board be and is hereby authorised on behalf of the Company with power to delegate such authority to such person or persons as the Board may deem fit, to issue/offer and allot in one or more tranches, by way of private placement and/ or preferential allotment basis up to 2,079,930 equity shares of the Company of the face value of Rs.10/- each to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its nominee (hereinafter referred to as "the Proposed Investor" / "the Proposed Allottee"), at a price of Rs.246/-per share (including premium), being a price which is higher than the minimum price specified as per the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), and that the shares so issued shall rank atleast paripassu in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the ("SEBI DIP guidelines") for preferential allotment. "

"FURTHER RESOLVED THAT the Relevant Date in relation to the share for the purpose of determining the issue price under the "SEBI DIP Guidelines" relating to the preferential issue shall be 3rd August 2004."

"FURTHER RESOLVED THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorised on behalf of the company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) or allotment(s) or otherwise and utilisation of the issue proceeds and/or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents agreements and writings as may be necessary for the purpose of giving effect to the aforesaid resolution, negotiate terms, appoint the advisors/managers, pay any fees, commissions,

remuneration, incur expenses and take such further steps as required for the allotment and listing of the Securities to be thus issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of the company to the end and intent that the company shall be deemed to have given its approval thereto expressly to the authority of the resolution."

"FURTHER RESOLVED THAT the Board shall also seek listing of such equity shares of the face value of Rs.10/- each at all such stock exchanges where the equity shares of the company are already listed."

"FURTHER RESOLVED THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 30th July 2004

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer &
Company Secretary.

Notes :

1. A member entitled to attend and vote at this Extraordinary General Meeting many appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company. The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed, and the notarially certified copy of that power of authority shall be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

2. The Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of special business as set out above is annexed hereto.

EXPLANATORY STATEMENT
(Pursuant to Section 173(2) of the Companies Act, 1956)

Your Company proposes to raise funds required for :

a) Repayment of high cost debt.

b) Upgradation of Technology and

c) For meeting long term working capital/general corporate requirements.

through preferential issue up to 2,079,930 equity shares of Rs.10/- each, at a price of Rs.246/- per share (including premium) constituting 5% of the enhanced paid up equity share capital of the Company to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its nominee, ("the Proposed Investor"/ "the Proposed Allottee").

1. Objects of the issue :

The objects of the proposed issue of equity shares to Proposed Allottee is to :

(i) Repayment of high cost debt.

(ii) Upgradation of Technology and

(iii) For meeting long term working capital/general corporate requirements.

2. Intention of Promoters/Directors/Key Management Persons to subscribe to the Offer :

None of the Promoters/ Directors / Key Management Persons intend to subscribe to the offer being proposed for the Members approval.

3. **Identity of the proposed allottee and the price at which allotment is proposed:**

The Proposed Allottee in the preferential issue, Temasek Capital (Private) Limited, a foreign company incorporated under the laws of Singapore, or its nominee. Relevant details of such allotment are furnished in the following table.

Issue price (Rs. / Security)	Name of proposed allottee	Class of allottee	Type of security	No. of securities	Face value (Rs./ Security)	Shareholding of the proposed Allottee
Rs. 246/- per equity share	Temasek Capital (Private) Limited or its nominee	Foreign Company incorporated under the laws of Singapore	Equity	2,079,930	Rs. 10/- per equity share	5% of the post allotment equity share capital

4. **Shareholding Pattern before and after issue :**

S.No.	Category	Pre-Issue		Post-Issue	
		No. of Shares Held	% of shares held	No. of Shares Held	% of shares held
A.	Promoters Holdings				
1.	Indian Promoters	13,447,064	34.03	13,447,064	32.33
	Sub-Total	**13,447,064**	**34.03**	**13,447,064**	**32.33**
B	Non-Promoters Holdings				
1.	Mutual Funds & UTI	595,116	1.51	595,116	1.43
2.	Banks, Financial Institutions, Insurance Companies	1,846,710	4.67	1,846,710	4.44
3.	Foreign Institutional Investors	7,816,321	19.78	7,816,321	18.79
4.	Proposed Allottee : Temasek Capital (Private) Ltd or its nominee	—	—	2,079,930	5.00
	Sub-Total	**10,258,147**	**25.96**	**12,338,077**	**29.66**
5.	Others				
	Private Body Corporates	1,062,396	2.69	1,062,396	2.56
	Indian Public	7,193,808	18.20	7,193,808	17.29
	NRIs/OCBs	1,263,928	3.20	1,263,928	3.03
	Foreign Company	6,293,345	15.92	6,293,345	15.13
	Sub-Total	**15,813,477**	**40.01**	**15,813,477**	**38.01**
	Grand Total	**39,518,688**	**100.00**	**41,598,618**	**100.00**

Note :

(i) The above shareholding pattern has been prepared on the basis of shareholding as on 30th July 2004.

(ii) The post-issue shareholding pattern in the above table has been prepared on the basis that Temasek Capital (Private) Limited or its nominee would have subscribed to and been allotted 2,079,930 equity shares of the Company. In the event for any reason Temasek Capital (Private) Limited or its nominee does not or unable to subscribe to and/or is not allotted the equity shares, the shareholding pattern in the above table would undergo corresponding changes.

5. **Board Composition :-**

The Proposed Investor shall have one nominee director in the Board of the Company. The Board shall be re-constituted accordingly.

6. **Changes in Control :-**

The existing promoters of the Company will continue to be in control of the Company and there will not be any change in the management/control of the Company.

7. **Proposed time within which the allotment shall be completed :-**

The company will complete the allotment within 15 days of the date of passing of the resolution by the shareholders, or the date on which the company obtain all applicable Government approvals for consumating transaction contemplated herein, whichever is later. The shares will be issued in electronic (dematerialized mode) and actual credit to demat account of Proposed Allottee shall be made within 15 days from the date of listing by Madras Stock Exchange, The Stock Exchange, Mumbai and National Stock Exchange of India Ltd., Mumbai.

8. **Auditors' Certificate:-**

M/s. S. Viswanathan, Chartered Accountants, Chennai, the Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in ("SEBI DIP guidelines") for preferential issue. A copy of the certificate will be placed before the shareholders.

The provisions of the Companies Act, 1956, contemplate consent of the members by way of special resolution in General Meeting for further issue of shares to persons other than existing shareholders.

The above resolutions are in the interests of the Company and therefore, commended by the Board for approval by the shareholders.

None of the Directors of the Company is concerned and / or interested in this resolution.

Place : Chennai
Date : 30th July 2004

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer &
Company Secretary.



Apollo Hospitals
CHENNAI
touching lives

(20)

Date : September 16, 2004

Mr. Gopal,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Minutes of the Extraordinary General Meeting dated 2nd September 2004 – Issue of 2,079,930 equity shares to Temasek Capital (Private) Limited or its Nominees on preferential allotment basis.

With reference to above and further to our letter dated 7th September 2004, please find enclosed the proceedings of the Extraordinary General Meeting held on 2nd September 2004 for your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000



Apollo Hospitals
CHENNAI
touching lives

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON THURSDAY, 2ND SEPTEMBER 2004 AT RANI SEETHAI HALL, NO.603 ANNA SALAI, CHENNAI – 600 006.

Directors Present : (1) Dr. Prathap C Reddy
(2) Ms. Preetha Reddy
(3) Ms. Suneeta Reddy
(4) Mr. N. Vaghul
(5) Mr. Deepak Vaidya and
(6) Mr. Habibullah Badsha

Members Present : 254
Proxies : 120

Dr. Prathap C Reddy, Executive Chairman extended a hearty and warm welcome to the Members present at the Extraordinary General Meeting.

The Chairman requested Mr. S.K. Venkataraman, Chief Financial Officer and Company Secretary to read the Notice and with the permission of the members the Notice was taken as read.

Then the Chairman delivered speech to the members.

The Chairman explained to the members about the background of Temasek Capital (Private) Limited, Singapore based Company and also the purpose for which the issue is being made and the benefits the Company will derive by such investments by Temasek Capital (Private) Limited.

For APOLLO HOSPITALS ENTERPRISE LTD.

DR. PRATHAP C. REDDY

APOLLO HOSPITALS ENTERPRISE LIMITED
Ali Towers IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 0829 [illegible]
E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Then Chairman before putting the resolution to vote, asked the shareholders to raise any questions on the resolution. Two shareholders have raised the following questions:-

(i) Why don't you combine this proposal with AGM agenda.

(ii) How many times the Company has issued shares on preferential allotment.

(iii) Why the equity shares are locked-in for 1 year instead of 3-5 years.

The Chairman then answered in detail to the above questions raised by the shareholders.

Mr. Vaidyanathan moved the following resolution as Special Resolution.

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendments to or re-enactment thereof), Listing Agreements entered into by the Company with the Stock Exchanges where the shares are listed, subject to any agreements to be negotiated and signed for giving effect to the issue of shares, and subject to all necessary approvals, consents, permissions and/or sanctions of the Government of India, Reserve Bank of India, Securities and Exchange Board of India (SEBI), Financial Institutions, Foreign Investment Promotion Board (hereinafter referred to as "FIPB")/ Secretariat for Industrial Assistance Board (hereinafter referred to as "SIA"), under the Foreign Exchange Management Act, 1999 (hereinafter referred to as "FEMA") and all other appropriate and/or concerned Authorities, Institutions or Bodies, if any, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board"), which term shall be deemed to include any Committee which the Board may have constituted or hereafter constitute for the time being exercising the powers conferred on the Board by this resolution, the Board be and is hereby authorised on behalf of the Company with power to delegate such authority to such person or persons as the Board may deem fit, to issue/offer and allot in one or more tranches, by way of private placement and/or preferential allotment basis up to 2,079,930

For APOLLO HOSPITALS ENTERPRISE LTD.

equity shares of the Company of the face value of Rs.10/- each to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its nominee (hereinafter referred to as "the Proposed Investor" / "the Proposed Allottee"), at a price of Rs.246/- per share (including premium), being a price which is higher than the minimum price specified as per the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), and that the shares so issued shall rank atleast paripassu in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the "SEBI DIP guidelines" for preferential allotment. "

"FURTHER RESOLVED THAT the Relevant Date in relation to the shares for the purpose of determining the issue price under the "SEBI DIP Guidelines" relating to the preferential issue shall be 3rd August 2004."

"FURTHER RESOLVED THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorised on behalf of the company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) or allotment(s) or otherwise and utilisation of the issue proceeds and/or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents agreements and writings as may be necessary for the purpose of giving effect to the aforesaid resolution, negotiate terms, appoint the advisors/managers, pay any fees, commissions, remuneration, incur expenses and take such further steps as required for the allotment and listing of the Securities to be thus issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of the company to the end and intent that the company shall be deemed to have given its approval thereto expressly to the authority of the resolution."

For APOLLO HOSPITALS ENTERPRISE LTD.



DR. PRATHAP C. REDDY
Executive Chairman

"FURTHER RESOLVED THAT the Board shall also seek listing of such equity shares of the face value of Rs.10/- each at all such stock exchanges where the equity shares of the Company are already listed."

"FURTHER RESOLVED THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

Mr. Ramamurthy seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority of members.

Vote of Thanks : The Meeting concluded with vote of thanks by Mr. George Eapen, Chief Executive Officer.

For APOLLO HOSPITALS ENTERPRISE LIMITED



DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

/Certified true copy/





Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

17th September 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub :- Request for In Principle Approval Letter – Reg.

....

This is further to our letter dated 7th September 2004, we wish to inform you that we have obtained FIPB approval for issuing 2,079,930 Equity shares of Rs. 10/- each at a price of Rs. 246/- per share to Maxwell Mauritius Private Limited, (Nominee of Temasek Capital (Private) Limited) and the copy of the approval letter is enclosed for your reference, we request you to forward us in principal approval letter for listing the Equity Shares with your stock exchange at the earliest..

We are planning to have Board Meeting on 25th September 2004 for allotting equity shares to Maxwell Mauritius Private Limited.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

BY SPEED POST

No. FC.II. 838(96)/931(96)
Government of India
Ministry of Finance
Department of Economic Affairs
FIPB Unit
****

New Delhi, the 14th Sept., 2004.

M/s. Apollo Hospitals Enterprise Ltd.,
C/o. Luthra & Luthra,
No. 103, Ashoka Estate,
Barakhamba Road,
New Delhi – 110 001.

Subject: This Ministry's approval letter No. FC.II. 838(96)/931(96) dated 11.10.1996 – Issue of fresh equity shares to M/s. Maxwell (Mauritius) Pte. Ltd., Mauritius through preferential allotment.

....

Dear Sirs,

I am directed to refer to your letter dated 23.8.2004 on the above mentioned subject and to say that you can avail the automatic route to increase the foreign equity level (%age) by way additional foreign investment in the company, subject to the condition that the increase in the equity level must result from the expansion of the equity base (issuing fresh shares) of the company without the acquisition of existing shares by the foreign investor and the remittance should come in foreign currency.

Yours faithfully,



(RAM SHARAN)
Under Secretary to the Government of India

22



Apollo Hospitals
CHENNAI
touching lives

Date : September 7, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Listing of 2,079,930 equity shares to be issued to
Temasek Capital (Private) Limited or its Nominee

Further to our letter dated 2nd September 2004 regarding the above subject, we would like to submit/clarify the following :

1. (a) certified true copy of the Board resolution passed at the meeting of the Board held on 30th July 2004 for issue of equity shares is enclosed.
   (b) certified true copy of the shareholders resolution passed under Sec 81(1A) of the Companies Act, 1956 at the Extraordinary General Meeting held on 2nd September 2004 is enclosed.

2. The proceeds raised through preferential issue is to be utilized for :
   - (i) Repayment of High cost debt
   - (ii) Upgradation of Technology and
   - (iii) For meeting long term working capital general corporate requirements.

3. The paid up value of the equity shares proposed to be allotted will be Rs.20,799,300/- comprising of 2,079,930 equity shares of face value of Rs.10/- each. The entire consideration of Rs. 246/- per equity share (Rs. 10/- face value plus premium of Rs.236/-) will be paid on application prior to allotment.

4. The distinctive numbers of the equity shares proposed to be allotted will be 39,518,689 to 41,598,618 (both inclusive).

5. We hereby confirm that the equity shares proposed to be issued on a preferential basis will be ranking pari-passu in all respect including dividend with the existing equity shares of the Company. The same has also been included as part of the special resolution under Sec. 81(1A) of the Companies Act, passed by the shareholders at the EGM held on 2nd September 2004.

6. Certificate from the Auditors and Managing Director that the Company has complied with all the provisions/guidelines issued by Securities and Exchange Board of India (SEBI) under the preferential issue guidelines is enclosed.

7. Certificate from the Auditors certifying that the pricing of the shares proposed to be issued on preferential basis as per SEBI guidelines and specifying details of relevant date and giving detailed calculations is enclosed.

8. Certificate from the Managing Director confirming that the proposed allotment of equity shares does not violate Clause 40A of the Listing Agreement is enclosed.

9. Certificate from the Managing Director confirming that the proposed issue is in compliance with the provisions of Substantial Acquisition of Shares and Takeover Regulations 1997, of SEBI is enclosed.

10. Neither Temasek Capital (Private) Limited nor any of its nominees has held/hold any equity shares of the Company as on date, hence clause 13.3.1 (ii)(g) of the SEBI Disclosure and Investor Protection Guidelines does not apply. Therefore confirmation letters from National Securities Depository Limited/Central Depository Services (India) Limited are not enclosed.

11. Certificate from the Managing Director confirming that the proposed allottee does not hold any shares in the Company as on date is enclosed.

12. Certificate from the Managing Director confirming that the proposed preferential issue is in compliance with provisions of Substantial Acquisition of Shares and Takeover Regulations 1997, of SEBI as per format suggested, is enclosed.

13. The Authorised Share Capital of the Company comprises of 6,00,00,000 equity shares of Rs. 10/- each and 10,00,000 Cumulative Redeemable Preference shares of Rs. 100/- each aggregating to Rs. 70,00,00,000/- as disclosed in the Annual Report for the year ended 31st March 2004. As the authorized capital is sufficient to issue equity shares envisaged under the proposed preferential allotment, the same is not being increased now for the purpose of proposed issue. Hence copy of Form No. 5 is not enclosed.


Apollo Hospitals
CHENNAI
touching lives

14. Certified true copy of the bank statement will be provided on receipt of funds from the proposed allottee(s).

15. Certified true copy of consent letter from the proposed allottee(s) will be provided.

16. Name of the Companies, firms of other parties listed in the Register maintained under Sec. 301 of the Companies Act, 1956 by the Company is enclosed.

17. None of the Companies is under the same management within the meaning of Sec.370 of the Companies Act, 1956

18. Name and Address together with PAN/GIR Numbers (or appropriate number provided by Statutory Authorities in the Country of incorporation) of the proposed allottee(s) will be provided.

19. Name and Addresses of Directors of proposed allottee(s) will be provided.

20. The Company's securities are listed at :

    a. The Madras Stock Exchange
    b. The Stock Exchange, Mumbai (BSE)
    c. National Stock Exchange of India

21. Profile of the Company is enclosed.

22. Annual Report of the Company for the year 2003-2004 is enclosed.

We request you to issue in principle approval for listing the said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

SQ. No. 1(a)



Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 30TH JULY 2004

"RESOLVED THAT subject to approval of members and pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment/s to or re-enactment thereof), Listing Agreements entered into by the Company with the Stock Exchanges where the shares are listed, subject to any agreements to be negotiated and signed for giving effect to the issue of shares, and subject to all necessary approvals, consents, permissions and/or sanctions of the Government of India, Reserve Bank of India, Securities and Exchange Board of India (SEBI), Financial Institutions, Foreign Investment Promotion Board (hereinafter referred to as "FIPB")/ Secretariat for Industrial Assistance Board (hereinafter referred to as "SIA"), under the Foreign Exchange Management Act, 1999 (hereinafter referred to as "FEMA") and all other appropriate and/or concerned Authorities, Institutions or Bodies, if any, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction, the Board hereby approves to issue/offer and allot in one or more tranches, by way of private placement and/or preferential allotment basis up to 2,079,930 equity shares of the Company of the face value of Rs.10/- each to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore or its nominee (hereinafter referred to as "the Proposed Investor" / "the Proposed Allottee"), at a price of Rs.246/- per share (including premium), being a price which is higher than the minimum price specified as per the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), and that the shares so issued shall rank atleast paripassu in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the ("SEBI DIP guidelines") for preferential allotment. "

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP "Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



"RESOLVED FURTHER THAT the Relevant Date in relation to the shares for the purpose of determining the issue price under the "SEBI DIP Guidelines" relating to the preferential issue shall be 3rd August 2004."

"RESOLVED FURTHER THAT Dr. Prathap C Reddy, Chairman be and is hereby authorized to negotiate, finalise and sign the Letter of Intent and such other documents as may be required."

"RESOLVED FURTHER THAT the Board authorized Mr. S.K.Venkataraman, Chief Financial Officer and Company Secretary to make an application to Foreign Investment Promotion Board, New Delhi for obtaining necessary approvals for the investments to be made by Temasek Capital (Private) Limited or its nominee."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K.Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

/Certified true copy/

SQ. No. 1(b)


Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 2ND SEPTEMBER 2004

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment/s to or re-enactment thereof), Listing Agreements entered into by the Company with the Stock Exchanges where the shares are listed, subject to any agreements to be negotiated and signed for giving effect to the issue of shares, and subject to all necessary approvals, consents, permissions and/or sanctions of the Government of India, Reserve Bank of India, Securities and Exchange Board of India (SEBI), Financial Institutions, Foreign Investment Promotion Board (hereinafter referred to as "FIPB")/ Secretariat for Industrial Assistance Board (hereinafter referred to as "SIA"), under the Foreign Exchange Management Act, 1999 (hereinafter referred to as "FEMA") and all other appropriate and/or concerned Authorities, Institutions or Bodies, if any, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction agreed to by the Board of Directors of the Company (hereinafter referred to as "the Board"), which term shall be deemed to include any Committee which the Board may have constituted or hereafter constitute for the time being exercising the powers conferred on the Board by this resolution, the Board be and is hereby authorised on behalf of the Company with power to delegate such authority to such person or persons as the Board may deem fit, to issue/offer and allot in one or more tranches, by way of private placement and/or preferential allotment basis up to 2,079,930 equity shares of the Company of the face value of Rs.10/- each to Temasek Capital (Private) Limited, a Foreign Company incorporated under the laws of Singapore, or its

nominee (hereinafter referred to as "the Proposed Investor" / "the Proposed Allottee"), at a price of Rs.246/- per share (including premium), being a price which is higher than the minimum price specified as per the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), and that the shares so issued shall rank atleast paripassu in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the "SEBI DIP guidelines" for preferential allotment. "

"FURTHER RESOLVED THAT the Relevant Date in relation to the shares for the purpose of determining the issue price under the "SEBI DIP Guidelines" relating to the preferential issue shall be 3rd August 2004."

"FURTHER RESOLVED THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorised on behalf of the company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) or allotment(s) or otherwise and utilisation of the issue proceeds and/or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents agreements and writings as may be necessary for the purpose of giving effect to the aforesaid resolution, negotiate terms, appoint the advisors/managers, pay any fees, commissions, remuneration, incur expenses and take such further steps as required for the allotment and



listing of the Securities to be thus issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of the company to the end and intent that the company shall be deemed to have given its approval thereto expressly to the authority of the resolution."

"FURTHER RESOLVED THAT the Board shall also seek listing of such equity shares of the face value of Rs.10/- each at all such stock exchanges where the equity shares of the Company are already listed."

"FURTHER RESOLVED THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Sq. No. 6.



Apollo Hospitals
CHENNAI
touching lives

Date : September 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of 2,079,930 equity shares to **Temasek Capital (Private) Limited or its Nominee on preferential allotment basis.**

This is to certify that the Company has complied/will comply with all provisions/guidelines issued by Securities and Exchange Board of India under the Preferential Issue Guidelines and further the Company has also complied/will comply with all the legal and statutory formalities and no statutory authority has restrained the Company from issuing the proposed shares.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

SQ. No 8



Apollo Hospitals
CHENNAI
touching lives

Date : September 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of 2,079,930 equity shares to **Temasek Capital (Private) Limited or its Nominee on preferential allotment basis.**

This is to certify that the proposed allotment of securities does not violate Clause 40A of the Listing Agreement and the Company will continue to maintain (Post Issue) the non-promoter holding in the Company as per Clause 40A of the Listing Agreement.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com
... 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Sr. No. 9



Apollo Hospitals
CHENNAI
touching lives

23

Date : September 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub : Issue of 2,079,930 equity shares to **Temasek Capital (Private) Limited or its Nominee on preferential allotment basis.**

We hereby confirm that the proposed preferential issue to be made by the Company is in accordance with the compliance of provisions of Substantial Acquisition of Shares and Takeovers Regulations, 1997, of the Securities and Exchange Board of India.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

SQ. No. 11.



Apollo Hospitals
CHENNAI
touching lives

Date : September 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of 2,079,930 equity shares to **Temasek Capital (Private) Limited or its Nominee on preferential allotment basis.**

This is to certify that :

(i) The Proposed Allottee of the aforesaid securities is not holding any shares in the Company.

(ii) The Proposed Allottee of the aforesaid securities has not sold/transferred any equity share during the six months period prior to the Relevant Date i.e, August 3, 2004.

(iii) As the Proposed Allottee is not holding equity shares in the Company, the question of complying with Clause 13.3.1 (ii)(g) of SEBI (Disclosure and Investor Protection) Guidelines, dated 8th April 2004 does not apply.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

SO. No. 12.



Apollo Hospitals
CHENNAI
touching lives

Date : September 8, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Issue of 2,079,930 equity shares to **Temasek Capital (Private) Limited or its Nominee on preferential allotment basis.**

We hereby confirm that :

(i) The Proposed preferential issue to be made by the Company is in accordance with the provisions of the Substantial Acquisition of Shares and Takeovers Regulations, 1997 of the Securities & Exchange Board of India.

(ii) The full disclosure will be made as per Regulation 7 and relevant provisions of the said Regulations.

(iii) The proposed preferential issue of shares and allotment does not require the acquirer to make an open offer under the said Regulation.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR

IS/ISO 9001 : 2000

SQ. No. 6 47

C.N. RAMACHANDRAN
B.Com., F.C.A. A.T.I.I (Lond.)
V.C.KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K.RAGHAVENDRAN
B.Com. F.C.A., I.S.A

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old #8A), Bishop Wallers Avenue (West)
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road,
Jayamahal extension, Bangalore - 560 046. Tel : 91-80-23530535
14, Ahuja Towers, 42, T.V. Samy Road (West), R.S. Puram,
Coimbatore - 641 002. Tel : 91-422-5367065

Tel : 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

CERTIFICATE

TO WHOM SOEVER IT MAY CONCERN

a. Apollo Hospitals Enterprise Limited with Registered Office at 19, Bishop Gardens, R.A.Puram, Chennai-28, proposes to issue and allot 2,079,930 equity shares of Rs.10/- each at a price of Rs. 246/- per share to Temasek Capital (Private) Limited or its nominee on a preferential allotment basis.

b. In this connection, We, M/s.S.VISWANATHAN, the statutory auditors of M/s APOLLO HOSPITALS ENTERPRISE LIMITED situated with Registered Office at 19, Bishop Gardens, R.A.Puram, Chennai-28, hereby state that the proposed preferential allotment is being done in compliance with CHAPTER XIII 'GUIDELINES FOR PREFERENTIAL ISSUES' of SEBI (DISCLOSURE & INVESTOR PROTECTION) GUIDELINES, 2000, issued by Securities and Exchange Board of India.

c. The issue price shall not be less than Rs. 223.50 (Rupees Two Hundred Twenty Three And Fifty paise only) being the average of weekly high and low of the closing prices of the shares of the Company during the two weeks preceding the relevant date 3rd August 2004 as quoted in the National Stock Exchange Limited.

The simple average method has been applied to compute the prices.

'Week' means Monday to Friday.

For recommending the issue price we have considered the higher of the quotations, as made available to us (photocopies of the same are enclosed) of the Mumbai Stock Exchange and the National stock Exchange. As the volume of shares traded in the National Stock Exchange is higher than that of Mumbai Stock Exchange, the prices of National Stock Exchange is considered for calculation.

For the purpose of the recommended price of Rs. 223.50 (Rupees Two hundred twenty three and fifty paise only), we have considered the higher of the average of the two weekly high and low closing prices of the equity shares of the company as compared to the average of the six months weekly high and low closing prices preceding the relevant date 03rd August 2004 as stipulated in clause 13.1.1 of CHAPTER XIII 'GUIDELINES FOR PREFERENTIAL ISSUES' of SEBI (DISCLOSURE & INVESTOR PROTECTION) GUIDELINES, 2000. The necessary workings for the same are enclosed.



To comply with the requirements regarding two weeks preceding the relevant date we have considered the two weeks beginning 19.07.2004 to 30.07.2004.

AVERAGE OF THE WEEKLY HIGH AND LOW OF THE CLOSING PRICES DURING THE TWO WEEKS PRECEDING THE RELEVANT DATE

Sl. No.	Week No.	Week	National Stock Exchange		Mumbai Stock Exchange	
			HIGH Rs.	LOW Rs.	HIGH Rs.	LOW Rs.
1	25	19.07.2004 To 23.07.2004	230.30	222.60	231.10	222.95
2	26	26.07.2004 To 30.07.2004	222.90	218.20	222.75	218.05
AVERAGE			226.60	220.40	226.93	220.50
Average of high and low prices			**223.50**		**223.72**	
Volume of shares traded			**14,269,165**		**7,853,117**	

The Issue Price should not be less than Rs 223.50 since the volume of shares traded in National Stock Exchange is higher.

Place: Chennai -600 004
Date: 05.08.2004

For M/s. S.VISWANATHAN
Chartered Accountants

05/08/04

V.C.KRISHNAN
Partner
Membership No. 22167

APOLLO HOSPITALS ENTERPRISE LIMITED

EGM Dt. 2-Sep-04 Rel.Date 3-Aug-04

26 WEEKS AVERAGE

(Amt. in Rs.)

From	To	Week No.	National Stock Exchange, Mumbai			The Stock Exchange, Mumbai		
			High	Low	Avg	High	Low	Avg
2-Feb-04	6-Feb-04	1	163.35	157.80	160.58	163.80	157.05	160.43
9-Feb-04	13-Feb-04	2	170.80	166.75	168.78	170.70	166.40	168.55
16-Feb-04	20-Feb-04	3	174.00	162.65	168.33	174.00	162.15	168.08
23-Feb-04	27-Feb-04	4	161.60	158.10	159.85	160.80	157.75	159.28
1-Mar-04	5-Mar-04	5	163.95	159.50	161.73	164.05	158.75	161.40
8-Mar-04	12-Mar-04	6	161.40	158.60	160.00	162.05	158.60	160.33
15-Mar-04	19-Mar-04	7	173.60	163.05	168.33	174.05	162.90	168.48
22-Mar-04	26-Mar-04	8	170.10	164.55	167.33	169.60	164.30	166.95
29-Mar-04	2-Apr-04	9	180.15	169.00	174.58	179.95	168.65	174.30
5-Apr-04	9-Apr-04	10	199.90	183.90	191.90	200.05	183.90	191.98
12-Apr-04	16-Apr-04	11	219.20	211.75	215.48	218.95	211.70	215.33
19-Apr-04	23-Apr-04	12	218.10	210.70	214.40	218.80	214.20	216.50
26-Apr-04	30-Apr-04	13	210.40	203.65	207.03	210.45	203.60	207.03
3-May-04	7-May-04	14	220.45	205.85	213.15	220.25	205.60	212.93
10-May-04	14-May-04	15	243.50	214.70	229.10	243.45	212.90	228.18
17-May-04	21-May-04	16	212.45	187.00	199.73	213.00	187.45	200.23
[illegible]-May-04	28-May-04	17	221.80	206.25	214.03	221.75	207.20	214.48
31-May-04	4-Jun-04	18	205.00	202.70	203.85	204.90	202.00	203.45
7-Jun-04	11-Jun-04	19	210.40	203.65	207.03	210.05	203.65	206.85
14-Jun-04	18-Jun-04	20	207.00	200.10	203.55	207.00	200.35	203.68
21-Jun-04	25-Jun-04	21	214.15	205.10	209.63	214.00	205.00	209.50
28-Jun-04	2-Jul-04	22	231.00	217.90	224.45	231.00	218.80	224.90
5-Jul-04	9-Jul-04	23	222.35	213.35	217.85	221.75	212.85	217.30
12-Jul-04	16-Jul-04	24	226.30	216.45	221.38	226.65	217.70	222.18
19-Jul-04	23-Jul-04	25	230.30	222.60	226.45	231.10	222.95	227.03
26-Jul-04	30-Jul-04	26	222.90	218.20	220.55	222.75	218.05	220.40
					196.50			196.53

APOLLO HOSPITALS ENTERPRISE LIMITED

EGM Dt. 2-Sep-04 Rel.Date 3-Aug-04

TWO WEEKS AVERAGE

(Amt. in Rs.)

From	To	Week No.	National Stock Exchange, Mumbai			The Stock Exchange, Mumbai		
			High	Low	Avg	High	Low	Avg
19-Jul-04	23-Jul-04	25	230.30	222.60	226.45	231.10	222.95	227.03
26-Jul-04	30-Jul-04	26	222.90	218.20	220.55	222.75	218.05	220.40
					223.50			223.71

Total No. of Shares Traded during 2nd Feb 2004 to 30th July 2004

NSE	14,269,165
BSE	7,853,117

Since the Volume of shares traded in NSE is higher than BSE during the preceding 6 months, the price recorded in NSE should be taken into account for the purpose of calculating the Offer Price

Offer price will be Average Shareprice of 26 weeks or 2 weeks whichever is higher

Hence the Offer price is Rs. 223.50



National Stock Exchange of India Limited (NSE)

AHEL - Monthly Share Price Movement From Feb-04 to J[illegible]

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
1-Mar-04	158.10	158.95	161.90	158.10	159.50	64,910	103.49	1,128
3-Mar-04	159.50	160.90	164.85	159.60	163.95	121,159	196.17	1,172
4-Mar-04	163.95	163.10	164.85	161.55	163.90	79,863	130.35	736
5-Mar-04	163.90	163.90	164.90	161.50	161.85	34,783	56.56	549
8-Mar-04	161.85	162.75	163.95	160.20	161.40	55,394	89.97	649
9-Mar-04	161.40	162.95	162.95	159.80	160.65	23,445	37.64	351
10-Mar-04	160.65	160.00	161.50	159.10	160.35	34,221	54.89	348
11-Mar-04	160.35	160.10	161.00	158.20	158.60	36,571	58.44	308
12-Mar-04	158.60	157.15	161.50	157.15	160.30	109,640	174.94	594
15-Mar-04	160.30	162.00	165.25	160.05	163.05	78,294	127.55	835
16-Mar-04	163.05	162.00	165.00	159.50	163.80	157,845	254.98	1,025
17-Mar-04	163.80	165.10	168.25	163.15	164.45	83,147	137.42	940
18-Mar-04	164.45	164.40	167.75	161.75	166.05	66,016	108.59	702
19-Mar-04	166.05	166.50	181.00	166.15	173.60	229,164	394.13	3,188
22-Mar-04	173.60	176.50	177.90	167.25	169.25	200,033	344.65	2,550
23-Mar-04	169.25	165.25	168.90	164.10	165.65	47,089	77.78	562
24-Mar-04	165.65	164.20	166.80	164.10	164.55	41,913	69.14	323
25-Mar-04	164.55	165.75	172.00	165.75	168.90	103,101	174.32	1,047
26-Mar-04	168.90	168.50	172.00	167.60	170.10	77,777	131.50	745
29-Mar-04	170.10	170.80	174.80	168.20	169.80	61,642	106.07	887
30-Mar-04	169.80	169.75	174.50	169.00	169.30	63,633	109.47	933
31-Mar-04	169.30	169.90	170.95	168.00	169.00	50,548	85.58	473
	Total	158.95	181.00	157.15	169.00	1,820,188	3,023.63	20,045



National Stock Exchange of India Limited (NSE)

AHEL - Monthly Share Price Statement From Feb-04 to Jul-04

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
3-Feb-04	168.80	168.00	170.00	156.20	157.80	138,947	226.29	2,0[illegible]
4-Feb-04	157.80	154.40	165.00	154.40	163.25	103,676	166.11	1,4[illegible]
5-Feb-04	163.25	165.90	165.90	161.00	163.35	73,343	119.73	1,0[illegible]
6-Feb-04	163.35	164.85	164.85	161.20	163.20	51,135	83.03	6[illegible]
9-Feb-04	163.20	162.15	172.75	162.15	170.35	93,035	155.90	1,4[illegible]
10-Feb-04	170.35	170.90	172.40	167.00	170.80	104,989	178.32	1,2[illegible]
11-Feb-04	170.80	171.00	173.30	166.15	167.15	136,709	229.46	[illegible]
12-Feb-04	167.15	167.95	169.70	165.60	166.75	51,267	85.87	7[illegible]
13-Feb-04	166.75	165.50	168.90	164.00	167.45	143,967	240.38	1,8[illegible]
16-Feb-04	167.45	167.60	175.00	167.60	174.00	155,208	266.13	1,8[illegible]
17-Feb-04	174.00	175.00	175.50	170.00	170.70	63,222	108.46	8[illegible]
18-Feb-04	170.70	171.10	173.00	170.00	170.30	72,723	124.14	81
19-Feb-04	170.30	171.75	171.75	165.00	165.65	55,821	93.47	8[illegible]
20-Feb-04	165.65	166.00	166.00	161.25	162.65	76,994	125.75	8[illegible]
23-Feb-04	162.65	163.20	170.00	160.05	161.60	107,826	178.34	1,4[illegible]
24-Feb-04	161.60	161.45	164.75	156.60	158.10	121,148	193.92	1,63
25-Feb-04	158.10	159.45	161.95	158.00	158.45	51,733	82.34	7[illegible]
26-Feb-04	158.45	159.80	161.00	158.00	158.55	42,289	67.35	6[illegible]
27-Feb-04	158.55	158.05	159.75	157.10	158.10	55,687	88.12	[illegible]
	Total	168.00	175.50	155.00	158.10	1,699,719	2,813.10	22,17

National Stock Exchange of India Limited (NSE)

AHEL: - Monthly Share Price Statement From Feb-04 to Jul-04

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
1-Apr-04	169.00	169.90	172.30	168.00	171.00	32,156	54.96	56
2-Apr-04	171.00	172.00	181.00	169.00	180.15	232,747	411.73	2,78
5-Apr-04	180.15	182.00	190.75	179.05	184.30	283,556	526.71	4,07
6-Apr-04	184.30	186.00	186.70	181.50	183.90	104,310	191.98	1,50
7-Apr-04	183.90	185.00	195.00	183.50	188.95	235,015	446.08	3
8-Apr-04	188.95	191.85	203.00	191.00	199.90	850,193	1,686.67	9,24
12-Apr-04	199.90	203.00	229.70	201.20	216.10	1,233,212	2,682.36	15,50
13-Apr-04	216.10	222.65	222.65	209.50	211.75	517,323	1,097.66	5,99
15-Apr-04	211.75	212.90	221.90	211.40	215.15	404,808	877.59	4,89
16-Apr-04	215.15	216.85	222.50	216.00	219.20	194,436	425.20	2,88
17-Apr-04	219.20	220.00	221.00	215.00	215.60	43,036	93.34	71
19-Apr-04	215.60	216.80	226.50	215.00	218.10	354,941	785.83	4,35
20-Apr-04	218.10	219.85	225.40	215.25	216.85	108,806	236.10	1,28
21-Apr-04	216.85	217.85	218.00	214.00	214.35	94,638	203.85	1,32
22-Apr-04	214.35	214.50	221.00	214.10	217.40	114,377	249.34	1,42
23-Apr-04	217.40	217.95	218.00	210.00	210.70	97,467	208.19	1,31
27-Apr-04	210.70	209.00	211.10	202.10	207.20	218,981	449.91	1,7
28-Apr-04	207.20	204.00	211.70	204.00	210.40	68,095	143.07	9
29-Apr-04	210.40	210.50	211.50	201.70	203.65	82,196	168.65	1,0
30-Apr-04	203.65	204.00	213.45	204.00	210.40	136,325	285.83	1,3
	Total	169.90	229.70	168.00	169.00	5,406,618	11,225.05	66,76



National Stock Exchange of India Limited (NSE)

AHEL - Monthly Share Price Statement From Feb-04 to Jul-04

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
3-May-04	210.40	208.00	209.90	199.50	205.85	89,113	182.14	1,299
4-May-04	205.85	207.75	211.00	207.75	210.00	86,794	182.16	653
5-May-04	210.00	210.95	218.00	208.70	216.20	78,142	165.61	773
6-May-04	216.20	216.00	223.00	191.50	220.45	126,728	277.99	1,550
[illegible]May-04	220.45	222.40	223.00	216.00	219.80	107,285	233.96	1,155
10-May-04	219.80	221.75	226.45	212.50	222.40	150,063	331.98	2,183
11-May-04	222.40	215.00	226.30	215.00	219.30	200,817	446.46	2,714
12-May-04	219.30	215.50	222.10	210.00	215.80	135,310	291.37	2,043
13-May-04	215.80	208.25	248.80	201.00	243.50	361,041	842.69	5,272
14-May-04	243.50	248.50	249.30	210.00	214.70	322,804	731.55	4,409
17-May-04	214.70	210.25	211.00	180.00	187.00	189,728	366.99	1,384
18-May-04	187.00	204.00	207.70	197.00	203.35	128,682	259.94	2,117
19-May-04	203.35	210.00	214.25	205.75	210.30	92,312	193.92	1,729
20-May-04	210.30	218.00	218.00	208.00	212.45	67,297	143.40	1,153
21-May-04	212.45	217.50	217.50	208.00	210.10	55,287	116.07	786
24-May-04	210.10	215.00	219.00	212.10	216.90	66,295	143.46	1,047
[illegible]5-May-04	216.90	217.95	223.70	212.65	221.50	66,197	145.89	1,221
26-May-04	221.50	223.00	228.40	221.00	221.80	58,620	131.19	949
27-May-04	221.80	221.00	227.80	219.50	219.95	57,023	126.92	853
28-May-04	219.95	222.00	224.90	204.10	206.25	75,765	159.44	975
31-May-04	206.25	200.00	207.00	200.00	203.90	134,007	273.00	1,302
	Total	208.00	249.30	180.00	203.90	2,649,310	5,746.14	35,567



National Stock Exchange of India Limited (NSE)

AHEL - Monthly Share Price Statement From Feb-04 to Jul-04

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
1-Jul-04	231.00	230.00	233.90	224.00	225.15	36,261	82.46	
2-Jul-04	225.15	225.15	225.15	217.20	217.90	47,074	103.97	
5-Jul-04	217.90	219.00	22[illegible].00	212.30	213.35	50,350	110.14	
6-Jul-04	213.35	214.75	222.00	209.15	214.70	158,290	239.85	
7-Jul-04	214.70	215.80	218.00	213.00	216.15	98,754	212.78	
8-Jul-04	216.15	217.90	228.50	215.00	216.85	247,728	548.62	
9-Jul-04	216.85	201.00	224.95	201.00	222.35	88,549	193.17	
12-Jul-04	222.35	222.00	224.95	218.60	220.80	45,134	99.61	
13-Jul-04	220.80	218.00	221.80	217.15	219.25	15,317	33.68	
14-Jul-04	219.25	221.00	221.00	215.00	216.45	19,418	42.31	
15-Jul-04	216.45	215.00	222.00	215.00	219.80	33,411	73.56	
16-Jul-04	219.80	222.90	228.70	220.60	226.30	68,842	153.90	
19-Jul-04	226.30	226.50	236.50	226.50	230.30	104,023	242.39	
20-Jul-04	230.30	233.00	233.00	225.00	228.10	34,444	78.76	
21-Jul-04	228.10	233.80	233.80	225.15	227.90	30,298	69.07	
22-Jul-04	227.90	226.00	229.35	220.15	222.60	26,820	60.59	
23-Jul-04	222.60	222.00	225.40	222.00	224.45	13,143	29.49	
26-Jul-04	224.45	224.50	233.00	221.00	222.90	73,645	167.40	
27-Jul-04	222.90	224.70	224.70	217.25	218.20	49,473	108.91	
28-Jul-04	218.20	215.00	223.00	215.00	220.55	58,042	128.42	
29-Jul-04	220.55	222.10	223.90	218.90	220.70	27,226	60.40	
30-Jul-04	220.70	222.70	232.75	220.00	221.60	131,558	296.75	
	Total	230.00	236.50	201.00	221.00	1,457,800	3,236.23	0

National Stock Exchange of India Limited (NSE)

AHEL - Monthly Share Price Statement From Feb-04 to Jul-04

Date	Prev.Close (Rs.)	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	Traded Qty Shares	Turnover (Rs. Lakhs)	No. of Trades
1-Jun-04	203.90	202.20	208.00	201.10	203.50	72,989	149.72	1,064
2-Jun-04	203.50	206.90	208.00	203.00	205.00	57,733	118.44	894
3-Jun-04	205.00	208.00	208.00	201.15	202.70	46,590	95.41	66[illegible]
4-Jun-04	202.70	202.70	205.00	198.30	202.95	45,716	91.96	659
7-Jun-04	202.95	203.00	206.00	202.00	203.65	34,293	69.94	5[illegible]
8-Jun-04	203.65	204.00	210.20	203.15	206.90	78,671	163.21	954
9-Jun-04	206.90	207.00	215.80	207.00	210.40	89,292	189.82	1,69[illegible]
10-Jun-04	210.40	210.00	210.00	205.75	206.15	20,687	42.90	548
11-Jun-04	206.15	209.80	211.00	206.50	208.45	29,702	61.90	53[illegible]
14-Jun-04	208.45	206.15	206.50	196.10	200.10	45,479	91.11	672
15-Jun-04	200.10	201.00	205.90	200.00	203.65	25,052	50.70	49[illegible]
16-Jun-04	203.65	205.00	208.10	203.05	206.15	34,470	71.06	739
17-Jun-04	206.15	205.00	207.00	205.00	205.95	18,116	37.27	27[illegible]
18-Jun-04	205.95	205.10	208.80	204.00	207.00	59,630	123.35	400
21-Jun-04	207.00	210.90	210.90	205.00	205.60	17,199	35.77	43[illegible]
22-Jun-04	205.60	206.00	207.80	203.00	205.10	35,178	72.22	41[illegible]
23-Jun-04	205.10	205.30	207.70	202.95	205.20	57,236	117.28	50
24-Jun-04	205.20	205.00	206.80	205.00	205.75	25,697	52.81	33
25-Jun-04	205.75	208.75	216.90	207.80	214.15	130,529	278.10	1,90
28-Jun-04	214.15	214.50	222.00	211.95	219.40	96,346	208.06	1,49[illegible]
29-Jun-04	219.40	222.00	230.40	220.50	227.50	108,618	243.16	2,01
30-Jun-04	227.50	228.50	237.90	228.00	231.00	106,307	247.54	2,06
	Total	202.20	237.90	196.10	231.00	1,235,530	2,611.75	19,28[illegible]



The Stcock Exchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
01-Mar-04	158.00	161.00	157.50	158.75	52,530	766	[illegible],361,798
03-Mar-04	160.00	164.50	160.00	164.05	57,636	1,090	9,3[illegible]3,408
04-Mar-04	163.50	164.85	162.00	163.85	20,569	291	3,357,983
05-Mar-04	164.00	164.50	161.00	161.90	18,226	323	2,961,395
08-Mar-04	162.10	164.00	161.20	162.05	21,556	395	3,512,406
09-Mar-04	161.85	161.85	160.00	160.90	12,357	191	1,981,044
10-Mar-04	160.00	161.00	158.10	160.05	16,274	196	2,605,713
11-Mar-04	160.00	161.00	158.05	158.60	18,141	200	2,901,062
12-Mar-04	158.50	161.90	158.00	160.90	23,858	381	3,807,561
15-Mar-04	162.25	166.00	161.05	162.90	36,662	694	5,985,243
16-Mar-04	161.00	167.00	159.00	164.40	92,819	1,014	14,996,965
17-Mar-04	165.50	168.00	163.00	163.75	47,467	870	7,859,788
18-Mar-04	163.00	167.45	161.90	166.00	18,970	427	3,125,595
19-Mar-04	165.00	189.00	164.60	174.05	205,440	2,193	36,277,904
22-Mar-04	175.00	178.00	166.65	168.50	79,363	1,472	13,708,060
23-Mar-04	167.85	168.50	164.10	165.40	19,002	484	3,141,311
24-Mar-04	165.00	167.00	163.50	164.30	19,793	317	3,262,652
25-Mar-04	166.00	172.40	165.00	168.10	39,355	812	6,649,045
26-Mar-04	169.25	172.00	167.00	169.60	32,544	649	5,496,017
29-Mar-04	173.50	174.65	168.20	169.55	25,239	671	4,342,166
30-Mar-04	170.20	174.50	169.00	169.35	21,637	556	3,721,889
31-Mar-04	154.10	171.00	154.10	168.65	9,534	201	1,613,508
			Total		888,972	14,193	149,022,513



The Stcock Exchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
03-Feb-04	173.80	173.80	154.55	157.05	53,423	1,209	8,700,714
04-Feb-04	158.10	164.50	155.50	163.25	33,675	652	5,396,428
05-Feb-04	163.50	165.45	161.30	163.80	22,132	411	3,612,826
06-Feb-04	163.50	163.80	161.60	162.90	19,378	300	3,149,514
09-Feb-04	164.00	172.45	163.00	170.70	30,653	686	5,159,865
10-Feb-04	170.95	172.00	167.00	170.60	22,583	492	3,839,293
11-Feb-04	171.90	171.90	166.50	167.70	54,524	957	9,156,599
12-Feb-04	168.30	169.05	165.60	166.40	23,575	486	3,938,908
13-Feb-04	167.45	170.00	165.00	167.10	68,045	1,178	11,360,290
16-Feb-04	169.45	175.00	168.10	174.00	54,855	945	9,404,387
17-Feb-04	175.00	175.00	170.00	170.20	24,941	409	4,283,907
18-Feb-04	171.00	173.50	169.50	170.20	32,270	568	5,504,738
19-Feb-04	171.00	171.00	164.05	164.85	23,726	576	3,967,851
20-Feb-04	167.40	167.40	161.00	162.15	16,079	347	2,620,882
23-Feb-04	163.00	170.00	160.15	160.80	35,064	728	5,783,022
24-Feb-04	162.05	164.25	157.00	157.75	40,532	1,054	6,474,858
25-Feb-04	160.75	162.00	158.00	158.00	14,501	312	2,308,511
26-Feb-04	160.40	161.00	157.10	158.10	11,198	291	1,782,574
27-Feb-04	158.50	159.05	157.00	157.80	59,076	518	9,328,960
			Total		640,230	12,119	105,774,127



The Stcock Fxchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04.

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
03-May-04	210.60	210.60	200.00	205.60	36,362	807	7,441,071
04-May-04	208.85	211.00	208.85	210.10	23,685	449	4,972,338
05-May-04	211.45	220.00	208.85	216.65	27,703	504	5,886,959
06-May-04	218.00	223.40	216.00	220.25	53,587	1,010	11,777,971
07-May-04	221.00	223.00	215.65	219.60	39,897	657	8,697,365
10-May-04	213.10	226.50	213.10	222.90	53,917	1,208	11,950,338
11-May-04	220.00	226.30	215.00	218.30	103,022	1,683	22,920,935
12-May-04	221.00	223.50	210.05	215.35	45,336	965	9,767,894
13-May-04	208.00	247.00	200.00	243.45	176,586	3,244	41,144,819
14-May-04	243.00	248.00	210.05	212.90	177,320	2,521	40,085,233
17-May-04	200.00	207.00	171.00	187.45	143,753	1,372	27,750,468
18-May-04	195.00	208.50	195.00	203.15	73,884	1,219	14,895,597
19-May-04	211.40	214.70	206.00	210.70	27,795	578	5,850,259
20-May-04	217.55	217.55	209.80	213.00	34,812	692	7,437,893
21-May-04	208.00	212.00	205.25	210.30	14,738	387	3,092,308
24-May-04	212.00	219.10	212.00	217.15	17,171	436	3,718,848
25-May-04	217.00	223.30	215.00	221.40	22,493	477	4,955,333
26-May-04	223.00	227.95	220.00	221.75	22,769	732	5,097,405
27-May-04	222.50	225.00	219.50	219.80	19,019	562	4,218,978
28-May-04	218.00	220.00	206.00	207.20	20,965	533	4,456,257
31-May-04	205.00	206.50	194.00	203.95	60,835	1,103	12,382,467
			Total		1,195,649	21,139	258,500,736



The Stcock Exchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
1-Apr-04	169.75	172.70	169.10	171.15	12,473	304	2,137,003
2-Apr-04	174.90	180.95	169.40	179.95	83,990	1,500	14,820,682
5-Apr-04	182.30	190.55	180.25	184.20	137,117	2,172	25,455,857
6-Apr-04	187.75	187.75	181.65	183.90	34,246	755	6,299,457
7-Apr-04	184.00	194.90	184.00	188.65	92,180	1,850	17,446,719
8-Apr-04	190.35	203.10	190.25	200.05	553,646	5,100	110,151,789
12-Apr-04	201.90	229.80	201.90	216.25	558,570	7,272	121,155,749
13-Apr-04	216.70	218.00	209.80	211.70	1,727,989	3,379	375,385,126
15-Apr-04	212.65	221.85	211.90	214.75	185,899	2,440	40,276,572
16-Apr-04	217.65	222.00	215.60	218.95	78,852	1,356	17,211,754
17-Apr-04	219.90	219.90	214.20	215.30	20,197	456	4,380,633
19-Apr-04	217.00	227.00	215.00	218.80	177,001	3,028	39,118,342
20-Apr-04	218.00	219.70	215.50	217.00	42,011	716	9,116,947
21-Apr-04	215.50	218.50	214.00	214.20	48,831	783	10,526,423
22-Apr-04	215.80	222.00	214.05	217.65	47,038	787	10,262,822
23-Apr-04	217.00	217.75	210.00	210.60	38,939	786	8,318,015
27-Apr-04	210.00	211.00	201.25	207.40	109,506	1,320	22,492,429
28-Apr-04	209.00	212.00	208.25	210.45	25,598	422	5,381,811
29-Apr-04	211.00	211.80	201.50	203.60	47,551	808	9,750,851
30-Apr-04	204.90	213.00	204.00	210.20	37,867	687	7,947,222
			Total		4,059,501	35,921	857,636,203



The Stock Exchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
01-Jul-04	231.95	232.00	224.05	225.55	12,325	514	2,801,973
02-Jul-04	224.00	224.00	217.75	218.80	36,088	1,012	7,962,099
05-Jul-04	220.00	222.50	212.05	212.85	18,206	603	3,963,900
06-Jul-04	214.00	221.75	209.55	214.45	66,553	1,288	14,316,007
07-Jul-04	213.75	217.00	212.95	215.85	41,720	949	8,984,588
08-Jul-04	217.00	229.95	215.05	217.00	137,918	2,624	30,561,509
09-Jul-04	202.00	223.00	202.00	221.75	22,717	525	4,929,755
12-Jul-04	222.00	223.50	218.50	220.85	11,721	280	2,584,010
13-Jul-04	221.40	222.00	217.05	218.75	7,545	194	1,659,621
14-Jul-04	219.00	221.00	217.00	217.70	10,367	285	2,262,755
15-Jul-04	218.00	221.35	217.80	220.00	11,683	312	2,574,226
16-Jul-04	220.90	228.00	218.00	226.65	32,340	665	7,216,279
19-Jul-04	230.00	236.00	229.00	231.10	30,930	975	7,200,496
20-Jul-04	225.00	231.00	225.00	227.90	9,887	340	2,258,723
21-Jul-04	229.45	230.80	225.00	227.35	9,490	360	2,154,616
22-Jul-04	227.50	229.90	220.50	222.95	10,982	319	2,484,675
23-Jul-04	223.50	227.20	222.65	224.85	4,022	88	903,982
26-Jul-04	224.00	232.90	221.50	222.75	17,424	531	3,969,762
27-Jul-04	224.95	225.95	217.00	218.05	9,894	286	2,184,678
28-Jul-04	219.00	223.00	219.00	220.00	14,928	156	3,300,094
29-Jul-04	221.90	223.90	220.00	220.90	8,775	162	1,942,835
30-Jul-04	221.95	232.00	219.10	220.45	54,773	945	12,358,212
			Total		580,288	13,413	128,574,795



The Stcock Exchange, Mumbai (BSE)

AHEL - Daily Share Price Statement From Feb-04 to Jul-04

Date	Open (Rs.)	High (Rs.)	Low (Rs.)	Close (Rs.)	No. of Shares	No. of Trades	Turnover (Rs.)
01-Jun-00	214.90	215.00	201.25	204.15	24,613	558	5,065,536
02-Jun-04	206.85	208.70	203.50	204.90	12,105	279	2,481,313
03-Jun-04	206.60	207.50	201.00	202,50	13,014	329	2,652,972
04-Jun-04	204.50	205.00	197.70	202.00	21,486	481	4,312,733
07-Jun-04	203.00	206.00	202.05	203.65	5,108	128	1,043,319
08-Jun-04	204.00	211.00	204.00	206.80	38,790	784	8,058,233
09-Jun-04	208.50	216.00	208.50	210.05	28,388	918	6,012,579
10-Jun-04	210.05	210.25	206.00	206.20	7,098	271	1,473,365
11-Jun-04	210.00	210.00	206.05	208.40	9,666	232	2,012,630
14-Jun-04	204.10	206.40	196.00	200.35	14,405	486	2,879,484
15-Jun-04	202.50	206.90	199.35	203.65	8,349	301	1,686,935
16-Jun-04	204.50	208.00	203.30	206.15	13,266	456	2,727,245
17-Jun-04	202.00	207.00	202.00	206.25	5,482	176	1,126,856
18-Jun-04	206.95	208.45	205.00	207.00	20,165	275	4,172,519
21-Jun-04	210.00	210.70	205.00	205.85	5,358	202	1,113,490
22-Jun-04	207.00	207.00	203.60	205.00	26,965	519	5,523,928
23-Jun-04	205.00	206.60	203.10	205.25	43,737	648	8,969,320
24-Jun-04	205.00	207.00	205.00	205.70	11,450	239	2,357,782
25-Jun-04	206.90	216.90	206.90	214.00	53,465	1,022	11,378,065
28-Jun-04	216.45	220.95	211.25	218.85	32,875	871	7,105,972
29-Jun-04	221.80	231.00	220.05	227.50	48,229	1,151	10,803,390
30-Jun-04	231.05	238.00	229.00	231.00	44,463	1,257	10,376,151
			Total		488,477	11,583	103,333,817

SQ. NR. 16


Apollo Hospital
CHENNAI
touching lives

Companies/Firms listed in the Register maintained under Sec. 301 of the Companies Act, 1956

1. Unique Home Health Care Limited
2. AB Medical Centres Limited
3. Apollo Health & Lifestyle Limited
4. Apollo Health Street Limited
5. Apollo Hospitals International Limited
6. Medvarsity Online Limited
7. Emedlife.com
8. Indraprastha Medical Corporation Limited
9. The Lanka Hospitals Corporation Limited
10. Family Health Plan Limited
11. Universal Quality Services
12. Apollo Gleneagles Hospital Limited

SQ. NO. 21.



Apollo Hospitals
CHENNAI
touching lives

Profile

Apollo Hospitals Enterprise Limited is a reputed and well-established player in the healthcare sector and was incorporated as a public limited company in India with its registered office at 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600028. It was the first group of hospitals that pioneered the concept of corporate healthcare delivery in India. Today the Company is a leading private sector healthcare provider in Asia and owns and manages a network of specialty hospitals, clinics, and pharmacy shops across the country, and provides project & operation consultancy services for setting-up and managing the Multi specialty hospitals and other health care services. The shares of the Company are listed on the Madras Stock Exchange, National Stock Exchange and the Bombay Stock Exchange.

The Apollo Hospitals Group today is not only an acknowledged leader in the world of super-specialty based quality healthcare delivery in Asia, but is also considered as the largest integrated healthcare delivery company, complete in every sense of the term. The Company's constant exposure to dynamic hospital situations in a broad range of healthcare models, access to latest developments in healthcare and association with leading hospitals around the world, its pool of trained medical, nursingparamedical and health care professionals, a wide network of hospitals covering almost every important metropolitan center in India have all contributed to ensure that the Company stays at the cutting edge of service delivery in its field. The Company and its subsidiaries now straddle the spectrum of healthcare services including super-specialty hospitals, pharmacies, branded primary healthcare clinics, telemedicine, educational and research organizations for healthcare management professionals.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 ... APOLLO HOSP "Email : apolloshares@vsnl.net Website : www.apollohospitals.com



23

Apollo Hospitals

CHENNAI

touching lives

Date : September 24, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Allotment of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Ltd

This is to certify that the Company has received the full subscription amount of Rs.511,662,780/- (Rupees Fifty One Crore Sixteen Lakhs Sixty Two Thousand Seven Hundred and Eighty only) from Maxwell (Mauritius) Pte Ltd (Allottee) for 2,079,930 equity shares issued and allotted on a preferential allotment basis. The said amount has been received on 2,079,930 (Twenty Lakhs Seventy Nine Thousand Nine Hundred and Thirty only) at a issue price of Rs. 246/- per share including a premium of Rs. 236/- per share before the allotment of shares.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Date : September 24, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Allotment of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Ltd

We hereby undertake that the National Securities Depository Limited (NSDL) and Central Depository Services (I) Limited (CDSL) will be informed by the Company that 2,079,930 equity shares bearing Distinctive Nos. 3,95,18,689 to 4,159,618 allotted to Maxwell (Mauritius) Pte Ltd are under lock-in and non-transferable for a period of one year from the date of allotment i.e, 24th September 2004 to 23rd September 2005.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED



PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333

(25)

RECEIVED
2005 JUN 23 A 11:47
FICE OF INT... CORPORATE FI...



Apollo Hospitals
CHENNAI
touching lives

Date : September 24, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Allotment of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Ltd

This is to certify that the company has complied with all the provisions/ guidelines issued by Securities and Exchange Board of India under the Preferential Issue Guidelines and further the Company has also complied with all the legal and statutory formalities and no statutory authority has restrained the company from issuing and allotting the aforesaid equity shares.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

PREETHA REDDY
MANAGING DIRECTOR.

IS/ISO 9001 : 2000

(26)



Apollo Hospitals
CHENNAI
touching lives

Date : September 20, 2004

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 10.80% - 22 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 22 crores – ISIN. INE437A07021

(ii) 10.80% - 3 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 3 crores – ISIN. INE437A07039

Please be informed that the Board of Directors have fixed record date on 28th September 2004 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the quarter ending 30th September 2004.

Kindly take note of the same in your records.

Thanking you.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

(27)

RECEIVED

2005 JUN 23 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Apollo Hospitals
CHENNAI
touching lives

Date : September 23, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Allotment of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Limited

Please be informed that the Meeting of the Share Allotment Committee is scheduled to be held on Friday, 24th September 2004 to approve, issue and allot 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Limited.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

(28)

RECEIVED

2005 JUN 23 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : September 24, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Allotment of 2,079,930 equity shares of Rs. 10/- each to Maxwell (Mauritius) Pte Ltd

Please be informed that Committee of Board of Directors at its meeting held on 24th September 2004 approved the allotment of 2,079,930 equity shares of Rs.10/- each to Maxwell (Mauritius) Pte Ltd.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

(29)

RECEIVED
2005 JUN 23 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC : 2004

29th September 2004

By courier on 30/9/04

The Secretary,
Madras Stock Exchange,
No.11, Second Line Beach,
Chennai – 600 001.

Dear Sir,

Sub :- Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

....

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of the acquisition of shares by Maxwell (Mauritius) Pte Ltd. Copy of the disclosures received under Regulation 13(1) of the said Regulation from Maxwell (Mauritius) Pte Ltd is also enclosed for your reference.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

Reddy

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Encl : a/a

C.C :

1. The Stock Exchange Mumbai,
2. The National Stock Exchange of India Limited, Mumbai / Chennai.

C22703616

C22703617

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

FORM - A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

[Regulations 13(1) and (6)]

: And Address are holder Phone No.	Shareholding prior to Acquisition	No.& % of Shares voting rights acquired	Date of receipt of allotment / advice Date of acquisition (specify)	Date of intimation to company	Mode of Acquisition (market / Purchase /Public rights/prefer-ential offer etc)	Share holding subsequent to Acquisition	Trading member through whom the trade was executed with SEBI Regn No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy value
vell (Mauritius) Pte Ltd. loor, T.M.Building Hennessy Street Louis, blic of Mauritius e:(230)207 1000	Nil	2,079,930 5% of the Enhanced Paid up capital	25/09/2004	27/09/2004	Preferential Offer	2,079,930 5% of the Enhanced Capital	N.A	N.A	N.A	Subscription Price of Rs.246/- including premium of Rs.236/- Per Share

LO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

.S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary
HORISED SIGNATORY

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulation 13 (1) and (6)]

Regulation 13(1) – Details of acquisition of 5% or more shares in a listed company

Shareholding prior to acquisition	No. and percentage of shares /voting rights acquired	Date of receipt of allotment /advice. Date of acquisition (specify)	Date of intimation to Company	Mode of acquisition (market purchase/public/ rights/preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
NIL	2,079,930 equity shares, amounting to 5% of the total paid up share capital of the Company	Date of Allotment – September 25, 2004	September 27, 2004	Preferential Allotment	2,079,930 equity shares, amounting to 5% of the total paid up share capital of the Company	N.A.	N.A.	Issued quantity - 2,079,930 equity shares	Subscription Price – Rs. 246 (Rupees Two Hundred Forty Six Only) per equity share.

e of the acquirer/Authorised Signatory: 

Iswaran
ion: Director



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

29th September 2004

The Secretary,
Madras Stock Exchange,
No.11, Second Line Beach,
Chennai – 600 001.

Dear Sir,

Sub :- Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

....

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of details of change in shareholding of Mrs. Preetha Reddy, Managing Director of the Company.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Encl : a/a

C.C :

1. The Stock Exchange Mumbai, C22703620
2. The National Stock Exchange of India Limited, Mumbai / Chennai. C22703621

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992
[Regulations 13(4) and (6)]

Regualtion 13(6) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / pre-ferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value	Sell Quantity	Sell Value
Ms. Preetha Reddy No.5, Subba Rao Aveune 2nd Street Chennai - 600 006	639670 1.62%	22/09/2004	25/09/2004	Interse Transfer	679,670 1.72%	N.A. Interse Transfer	N.A.	40,000	N.A.	N.A.	N.A.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

30



Apollo Hospitals
CHENNAI
touching lives

AHEL/SEC/2004

October 1, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai - 600 004.

By Courier

Dear Sir,

Sub : Intimation of Appointment of Additional Director as per Clause 30 of the Listing Agreement.

With reference to above, please be informed that Dr. Jennifer Lee has been co-opted to the Board as an Additional Director with effect from 27th September 2004.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K.VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

(31)



RECEIVED
2005 ... 23 A 11:45
...ICE OF ...
CORPORATE ...

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

01st October 2004

The Secretary,
Madras Stock Exchange,
No.11, Second Line Beach,
Chennai – 600 001.

Dear Sir,

Sub :- Disclosure under Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997- Reg.

....

Please find enclosed the disclosure as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the acquisition of shares in the company by Maxwell (Mauritius) Pte Ltd. Copy of the disclosure received from Maxwell (Mauritius) Pte Ltd under Regulation 7(1) of the said regulation is also enclosed for your reference.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Encl : a/a

C.C :
1. The Stock Exchange, Mumbai,
2. The National Stock Exchange of India Limited, Mumbai / Chennai.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Disclosure of Details of Acquisition to the Stock Exchanges by Target Company in Terms of Regulations 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

Name of the Reporting Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	1st October 2004	
Names of the Stock Exchanges where the shares of the target company are listed	Madras Stock Exchange Stock Exchange, Mumbai National Stock Exchange, Mumbai	
Details of the acquisition / sale received in terms of Reg. 7 (1) and 7 (1A)		
Names of the acquirers / sellers and PACs with them	Maxwell (Mauritius) Pte Ltd., PAC : Aranda Investments (Mauritius) Pte Ltd.	
Date of Acquisition / sale	24th September 2004	
Date of receipt of intimation of allotment by acquirer / seller	25th September 2004	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / inter se transfer etc.)	Preferential Allotment	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / sale	Number	% w.r.t. total paid up capital of Target Company.
(a) Shares / Voting rights (VR) of the acquirer / seller before acquisition / sale	880,020	2.12%
(b) Shares/Voting rights acquired / sold	2,079,930	5%
(c) Shares / VR of the acquirer / seller after acquisition / sale	2,959,950	7.12%
Paid up capital / total voting capital of the target company before the said acquisition	Rs. 395,186,880/-	...
Paid up capital / total voting capital of the target company after the said acquisition	Rs.415,986,180/-	...

Note:- The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Signature of the Authorised Signatory

Place : Chennai
Date : 01.10.2004

Disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7 (1)

Name of the Target Company	Apollo Hospitals Enterprise Limited	
Name of the acquirer and PAC with the acquirer	Acquirer: Maxwell (Mauritius) Pte Ltd Person Acting in Concert: Aranda Investments (Mauritius) Pte Ltd, a company under common management with Maxwell (Mauritius) Pte Ltd.	
Details of the acquisition as follows:	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) before acquisition under consideration	880,020 equity shares	2.12%
(b) Shares/voting rights acquired	2,079,930 equity shares	5%
(c) Shares/VR after acquisition	2,959,950 equity shares	7.12%
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / interse transfer etc.	Preferential allotment.	
Date of acquisition of shares/VR or date of receipt of intimation of allotment of shares, whichever is applicable	September 24, 2004	
Paid up capital/total voting capital of the target company before the said acquisition	Rs.395,186,880/- (Rupees Three Hundred Ninety Five Million One Hundred Eighty Six Thousand Eight Hundred Eighty Only)	
Paid up capital/total voting capital of the target company after the said acquisition	Rs. 415,986,180 (Rupees Four Hundred Fifteen Million Nine Hundred Eighty Six Thousand One Hundred Eighty Only)	

Note:-

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/Authorised Signatory:



Name: S Iswaran
Designation: Director

Place: Singapore

Date: 23/9/04

RECEIVED
2005 JUN 23 A 11:4?
OFFICE OF INTERNATIONAL
CORPORATE



Apollo Hospitals
CHENNAI
touching lives

(32)

Date : 11th October 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Disclosure under Reg. 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Please find enclosed disclosure under Regulation 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 as on 14th September 2004 (Record Date for payment of Dividend) along with the copy of disclosure received under regulation 8(2) from promoters/persons acting in concert for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

CC : The Secretary,
National Stock Exchange Limited
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333

osure of details of shareholding by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited
Date of Reporting	11th October 2004
e of the Stock Exchanges where shares porting company are listed	(1) The Madras Stock Exchange (2) The Stock Exchange, Mumbai (3) National Stock Exchange, Mumbai / Chennai

formation about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights. Names	Details of shareholding/voting rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company											
	As on March 31 (for the year 2004)		As on March 31 (previous year)		Changes if any between (A) & (B)		As on record date for dividend (for the year 2004)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Holdings Limited ** Floor Anglo Mauritius House ndance Street, Port-Louis ritius	7,782,802	19.694	7,782,802	19.694	0	0.000	6,293,345	15.925	7,782,802	19.694	1,489,457	3.769
al (I)	7,782,802	19.694	7,782,802	19.694	0	0.000	6,293,345	15.925	7,782,802	19.694	1,489,457	3.769

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

ion about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

omoter(s) or every person(s) control over a company and acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 (for the year 2004)		As on March 31 (previous year)		Changes if any between (A) & (B)		As on record date for dividend (for the year 2004)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Annexure Enclosed												
Total	13,295,089	33.643	13,558,387	34.309	-263,298	-0.666	13,461,452	34.064	13,481,963	34.115	-20,511	-0.052

the Authorised Signatory :



S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

NNAI
October 2004

ormation about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

e of Promoter(s) or every person(s) aving control over a company and ersons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 (for the year 2004)		As on March 31 (previous year)		Changes if any between (A) & (B)		As on record date for dividend (for the year 2004)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
athap C Reddy	1,464,593	3.706	1,464,593	3.706	0	0.000	1,464,593	3.706	1,464,593	3.706	0	0.000
charitha Reddy	1,729,937	4.378	1,679,937	4.251	50,000	0.127	1,729,937	4.378	1,679,937	4.251	50,000	0.127
eetha Reddy	639,670	1.619	639,670	1.619	0	0.000	679,670	1.720	639,670	1.619	40,000	0.101
neeta Reddy	386,795	0.979	436,795	1.105	-50,000	-0.127	396,795	1.004	436,795	1.105	-40,000	-0.101
obana Kamineni	1,089,976	2.758	1,089,976	2.758	0	0.000	1,089,976	2.758	1,089,976	2.758	0	0.000
ngita Reddy	1,281,254	3.242	1,281,254	3.242	0	0.000	1,281,254	3.242	1,281,254	3.242	0	0.000
osana Kamineni	120,000	0.304	120,000	0.304	0	0.000	133,638	0.338	120,000	0.304	13,638	0.035
ndhoori Caps Invst Ltd	41	0.000	2,542	0.006	-2,501	-0.006	41	0.000	41	0.000	0	0.000
ıvestments Ltd	5,280,859	13.363	5,372,589	13.595	-91,730	-0.232	5,435,981	13.755	5,278,859	13.358	157,122	0.398
Health Assocn	15,600	0.039	15,600	0.039	0	0.000	15,600	0.039	15,600	0.039	0	0.000
hweshwar Reddy	788,710	1.996	788,710	1.996	0	0.000	788,710	1.996	788,710	1.996	0	0.000
Sindoori Cap Invst	0	0.000	151,292	0.383	-151,292	-0.383	1,553	0.004	171,099	[illegible]	-169,546	-0.429
Obul Reddy	50,000	0.127	50,000	0.127	0	0.000	50,000	0.127	50,000	[illegible]	0	0.000
Vijayakumar Reddy	40,666	0.103	40,666	0.103	0	0.000	666	0.002	40,666	0.103	-40,000	-0.101
Dwarkanath Reddy	10,000	0.025	10,000	0.025	0	0.000	0	0.000	10,000	0.025	-10,000	-0.025
jayalakshmi E	50	0.000	50	0.000	0	0.000	50	0.000	50	0.000	0	0.000
eera Reddy	1,000	0.003	1,000	0.003	0	0.000	1,000	0.003	1,000	0.003	0	0.000
ori	8,200	0.021	8,200	0.021	0	0.000	8,200	0.021	8,200	0.021	0	0.000
Reddy Invst (P) Ltd	5,600	0.014	5,600	0.014	0	0.000	5,600	0.014	5,600	0.014	0	0.000
(a)	12,912,951	32.676	13,158,474	33.297	-245,523	-0.621	13,083,264	33.107	13,082,050	33.103	1,214	0.003

Names	As on March 31 (for the year 2004) (A)		As on March 31 (previous year) (B)		Changes if any between (A) & (B) (C)		As on record date for dividend (for the year 2004) (D)		As on record date for dividend (previous year) (E)		Changes if any between (D) & (E) (F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
i Suram Reddy	1,611	0.004	1,611	0.004	0	0.000	1,611	0.004	1,611	0.004	0	0.000
Reddy	550	0.001	550	0.001	0	0.000	550	0.001	550	0.001	0	0.000
ti Murahar Reddy	350	0.001	350	0.001	0	0.000	350	0.001	350	0.001	0	0.000
ram Reddy	7,925	0.020	7,925	0.020	0	0.000	7,925	0.020	7,925	0.020	0	0.000
N Reddy	3,925	0.010	3,925	0.010	0	0.000	3,925	0.010	3,925	0.010	0	0.000
Rao	3,925	0.010	3,925	0.010	0	0.000	3,925	0.010	3,925	0.010	0	0.000
Reddy V	3,925	0.010	3,925	0.010	0	0.000	3,925	0.010	3,925	0.010	0	0.000
nar V	3,925	0.010	3,925	0.010	0	0.000	3,925	0.010	3,925	0.010	0	0.000
Reddy V	0	0.000	7,800	0.020	-7,800	-0.020	0	0.000	7,800	0.020	-7,800	-0.020
radarajan	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
C A	5,250	0.013	5,250	0.013	0	0.000	5,250	0.013	5,250	0.013	0	0.000
Reddy	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
Rao G	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
Reddy G	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
sela	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
haskar	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
Rao	7,850	0.020	7,850	0.020	0	0.000	7,850	0.020	7,850	0.020	0	0.000
a K Reddy	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
anakiraman	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
eddy K	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
a B Reddy	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
eddy Konda	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
n Ravindra Kumar	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
Joshna	3,900	0.010	3,900	0.010	0	0.000	3,900	0.010	3,900	0.010	0	0.000
manaiah	4,000	0.010	4,000	0.010	0	0.000	4,000	0.010	4,000	0.010	0	0.000
dupuganti	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
	3,800	0.010	3,800	0.010	0	0.000	3,800	0.010	3,800	0.010	0	0.000
ath Reddy A	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000

Names	As on March 31 (for the year 2004)		As on March 31 (previous year)		Changes if any between (A) & (B)		As on record date for dividend (for the year 2004)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
elkuru Reddy	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
ppasami	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
Vemi Reddy	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
u S	6,400	0.016	6,400	0.016	0	0.000	6,400	0.016	6,400	0.016	0	0.000
	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
P	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
K Reddy	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
ly	4,500	0.011	4,500	0.011	0	0.000	4,500	0.011	4,500	0.011	0	0.000
	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
Reddy	11,958	0.030	11,958	0.030	0	0.000	11,958	0.030	11,958	0.030	0	0.000
Nalam	3,950	0.010	3,950	0.010	0	0.000	0	0.000	3,950	0.010	-3,950	-0.010
ollala	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
Borde	4,000	0.010	4,000	0.010	0	0.000	4,000	0.010	4,000	0.010	0	0.000
eddy V	3,950	0.010	3,950	0.010	0	0.000	3,950	0.010	3,950	0.010	0	0.000
Rao T	4,000	0.010	4,000	0.010	0	0.000	4,000	0.010	4,000	0.010	0	0.000
	4,000	0.010	4,000	0.010	0	0.000	4,000	0.010	4,000	0.010	0	0.000
	5,325	0.013	5,325	0.013	0	0.000	5,325	0.013	5,325	0.013	0	0.000
apathi	2,050	0.005	2,050	0.005	0	0.000	2,050	0.005	2,050	0.005	0	0.000
n	8,100	0.020	8,100	0.020	0	0.000	8,100	0.020	8,100	0.020	0	0.000
	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
dy P	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
ddy	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
oleti	100	0.000	100	0.000	0	0.000	100	0.000	100	0.000	0	0.000
	4,000	0.010	4,000	0.010	0	0.000	4,000	0.010	4,000	0.010	0	0.000
yamala Devi	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000

Names	As on March 31 (for the year 2004)		As on March 31 (previous year)		Changes if any between (A) & (B)		As on record date for dividend (for the year 2004)		As on record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
dy K	4,500	0.011	4,500	0.011	0	0.000	4,500	0.011	4,500	0.011	0	0.000
	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
	4,400	0.011	4,400	0.011	0	0.000	4,400	0.011	4,400	0.011	0	0.000
	4,200	0.011	4,200	0.011	0	0.000	4,200	0.011	4,200	0.011	0	0.000
y	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
dy C VR	4,050	0.010	4,050	0.010	0	0.000	4,050	0.010	4,050	0.010	0	0.000
a M D	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
K	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
Reddy	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
araman	8,500	0.022	8,500	0.022	0	0.000	8,500	0.022	8,500	0.022	0	0.000
dy	4,250	0.011	4,250	0.011	0	0.000	4,250	0.011	4,250	0.011	0	0.000
	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
dy	4,100	0.010	4,100	0.010	0	0.000	4,100	0.010	4,100	0.010	0	0.000
	4,400	0.011	4,400	0.011	0	0.000	4,400	0.011	4,400	0.011	0	0.000
A	4,400	0.011	4,400	0.011	0	0.000	4,400	0.011	4,400	0.011	0	0.000
	4,450	0.011	4,450	0.011	0	0.000	4,450	0.011	4,450	0.011	0	0.000
Reddy Satti	4,400	0.011	4,400	0.011	0	0.000	4,400	0.011	4,400	0.011	0	0.000
d VS	4,450	0.011	4,450	0.011	0	0.000	4,450	0.011	4,450	0.011	0	0.000
dy P	4,350	0.011	4,350	0.011	0	0.000	4,350	0.011	4,350	0.011	0	0.000
	4,400	0.011	4,400	0.011	0	0.000	4,400	0.011	4,400	0.011	0	0.000
	4,500	0.011	4,500	0.011	0	0.000	4,500	0.011	4,500	0.011	0	0.000
H	4,650	0.012	4,650	0.012	0	0.000	4,650	0.012	4,650	0.012	0	0.000
il .	5,000	0.013	5,000	0.013	0	0.000	5,000	0.013	5,000	0.013	0	0.000
Rao D	4,650	0.012	4,650	0.012	0	0.000	4,650	0.012	4,650	0.012	0	0.000
z	13,769	0.035	13,769	0.035	0	0.000	13,769	0.035	13,769	0.035	0	0.000
B S	0	0.000	9,975	0.025	-9,975	-0.025	0	0.000	9,975	0.025	-9,975	-0.025
	9,500	0.024	9,500	0.024	0	0.000	9,500	0.024	9,500	0.024	0	0.000
	9,550	0.024	9,550	0.024	0	0.000	9,550	0.024	9,550	0.024	0	0.000
/a	4,700	0.012	4,700	0.012	0	0.000	4,700	0.012	4,700	0.012	0	0.000
	382,138	0.967	399,913	1.012	-17,775	-0.045	378,188	0.957	399,913	1.012	-21,725	-0.055
)	13,295,089	33.643	13,558,387	34.309	-263,298	-0.666	13,461,452	34.064	13,481,963	34.115	-20,511	-0.052

From

Suneeta Reddy
No.5 Subba Rao Avenue
II Street
Chennai – 600 006

01st October 2004

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai – 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure made under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on record date (ie.,14th September 2004)

Kindly take note of the same.

Thanking You,

Yours faithfully,



SUNEETA REDDY

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(1) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

1. Name of Target Company	Apollo Hospitals Enterprise Ltd.
2. Particulars of the shareholder	
(a) Name of person holding more than 15% shares or voting rights.	Not Applicable
OR	
(b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Annexure Enclosed

3. Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i) Shareholding / voting rights of persons mentioned at (a) above (as on March 31 of the year.)	Not Applicable	Not Applicable
(ii) Shareholding or voting rights held by persons mentioned at (b) above as on record date in accordance with Regulations.	13,461,452	34.064%



SUNEETA REDDY

Place : Chennai

Date : 01.10.2004

Names	Share Holding as on 14-Sep-2004
Dr. Prathap C Reddy	1,464,593
Ms. Sucharitha Reddy	1,729,937
Ms. Preetha Reddy	679,670
Ms. Suneeta Reddy	396,795
Ms. Shobana Kamineni	1,089,976
Ms. Sangita Reddy	1,281,254
Ms. Upsana Kamineni	133,638
Om Sindhoori Caps Invst Ltd	41
PCR Investments Ltd	5,435,981
Apollo Health Assocn	15,600
Mr.Vishweshwar Reddy	788,710
Apollo Sindoori Cap Invst	1,553
Mr. P. Obul Reddy	50,000
Mr. P. Vijayakumar Reddy	666
Mr. P. Dwarkanath Reddy	0
Ms. Vijayalakshmi E	50
Ms. Meera Reddy	1,000
Sindhoori	8,200
Obul Reddy Invst (P) Ltd	5,600
Total (A)	13,083,264

Names	Share Holding as on 14-Sep-2004
Subhavathi Suram Reddy	1,611
Puli Gopal Reddy	550
Mainampati Murahar Reddy	350
Dr. Raghuram Reddy	7,925
Swareep V N Reddy	3,925
Metram J Rao	3,925
Damodar Reddy V	3,925
Hema Kumar V	3,925
Sushila Varadarajan	3,900
Dr. Haque C A	5,250
Ravindra Reddy	4,050
Parvathi Rao G	4,050
Raghavan Reddy G	4,050
Ram Bala	4,050
Mani N Aysela	4,050
Padmini Bhaskar	3,900
Juluru P Rao	7,850
Narasimha K Reddy	3,900
Natesan Janakiraman	3,900
Ramesh Reddy K	3,900
Amarendra B Reddy	3,900
Kalpana Reddy Konda	3,900
Rajapuram Ravindra Kumar	3,900
Bhaskaran Joshna	3,900
Nunna Ramanaiah	4,000
Subba R Edupuganti	3,950
Rao C K	3,800
Narendranath Reddy A	3,950
Hymavathi Velkuru Reddy	3,950
Narmadha Kuppasami	3,950
Dasaratha R Vemi Reddy	3,950
Jayram Naidu S	6,400
Patadia B C	3,950
Mohan Reddy P	3,950
Ramchandra K Reddy	3,950
Sitaram Reddy	4,500
Ramani P B	3,950
Rajasekhar R	3,950
Gaddum J M Reddy	11,958
Raghu Ram Yollala	3,950
Rangarajan A	3,950
Madhusudan Borde	4,000
Haranatha Reddy V	3,950
Ram Mohana Rao T	4,000

Names	Share Holding as on 14-Sep-2004
Devidoss C P	4,000
Srinivasan G	5,325
Premila M Umapathi	2,050
Syed F Rahman	8,100
Balsara R K	4,050
Sudhir Maram	4,050
Ramaling Reddy P	4,050
Ramana M Reddy	4,050
Choudary D Voleti	100
Rao V Daluvoy	4,000
Bhoogaraju Shyamala Devi	4,050
Prabhakar Reddy K	4,500
Durairaj S K	4,100
Prasanna N M	4,400
Girish Bhaskar	4,200
Lalitha R Reddy	4,050
Lakshmanan S	4,050
Narasimha Reddy C VR	4,050
Ravi V Tamarisa M D	4,100
Vedanathan P K	4,100
Annapurna M Reddy	4,100
Krishnan P Jayaraman	8,500
Amarwai S Reddy	4,250
Cuddapah S	4,100
Puli Gopal Reddy	4,100
Vasudevan M	4,400
Deva Rajan V M	4,400
Reddy A R B	4,450
Venkata Subbi Reddy Satti	4,400
Rajendra Prasad VS	4,450
Jaganadha Reddy P	4,350
Jacob M C	4,400
Mehta G B	4,500
Ranganadham H	4,650
Joseph V Thachil	5,000
Venkateswara Rao D	4,650
Cyril Fernandez	13,769
Tara Seeram	9,500
Sonali Das	9,550
Upendra Acharya	4,700
Total (B)	378,188
Total (A) + (B)	13,461,452
% of Capital	34.064

33



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004 October 12, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

October 12, 2004

The National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore, Chennai – 600 004

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th September 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 30th September 2004

	Category	No. of Shares Held	% of Share Holding
A.	PROMOTERS' HOLDING		
1	Promoters		
(a)	Indian Promoters	13,462,352	32.36
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	13,462,352	32.36
B.	NON PROMOTERS' HOLDING		
3	Institutional Investors		
(a)	Mutual Funds and UTI	292,634	0.70
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,523,167	3.66
(c)	Foreign Institutional Investors	10,093,113	24.26
	Sub-Total	11,908,914	28.63
4	Others		
(a)	Private Corporate Bodies	1,288,275	3.10
(b)	Indian Public	7,447,142	17.90
(c)	NRIs/OCBs	1,198,590	2.88
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	16,227,352	39.01
	GRAND TOTAL	41,598,618	100

Note

(I) Total Foreign Shareholdings 17,585,048 42.27

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN

Chief Financial Officer &



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 30/09/2004

Name	No. of Shares	% of Share Holding
A. PROMOTERS' HOLDING		
Indian Promoters		
Dr. Prathap C Reddy	1,464,593	3.52
Ms. Sucharitha Reddy	1,729,937	4.16
Ms. Preetha Reddy	679,670	1.63
Ms. Sangita Reddy	1,281,254	3.08
Ms. Shobana Kamineni	1,089,976	2.62
Mr. Vishweshwar Reddy	788,710	1.90
PCR Investments Ltd	5,435,981	13.07
Sub-Total	12,470,121	29.98
B. NON PROMOTERS HOLDINGS		
Financial Institutions		
The New India Assurance Co. Ltd	603,842	1.45
Sub-Total	603,842	1.45
Foreign Institutional Investors		
Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
Emerging Markets Growth Fund Inc	1,343,174	3.23
Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
Goldman Sachs Investments (Mauritius) I Ltd	868,799	2.09
Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
HSBC Financial Services (Middle East) Ltd	444,600	1.07
Capital International Emerging Markets Fund	426,600	1.03
Sub-Total	8,030,018	19.30
Foreign Companies		
TWL Holding Limited	6,293,345	15.13
Sub-Total	6,293,345	15.13

For APOLLO HOSPITALS ENTERPRISE LIMITED

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 30th September 2004

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN

Chief Financial Officer &

(34)



Apollo Hospitals
CHENNAI
touching lives

Date : October 15, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Secretarial Audit Report for the quarter ended 30th September 2004

Please find enclosed the Secretarial Audit Report for the quarter ended 30th September 2004 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
[illegible] Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Date : October 15, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai - 600 004.

Dear Sir,

Sub : Secretarial Audit Report for the quarter ended 30th September 2004

Please find enclosed the Secretarial Audit Report for the quarter ended 30th September 2004 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S
P. SRIRAM, M.A. A.C.S
Practising Company Secretaries

October 11, 2004

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September 2004

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th September 2004.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**



Mrs. Lakshmmi Subramanian
Senior Partner

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	30th September 2004
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	4,15,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	3,95,18,688	
The Stock Exchange, Mumbai	3,95,18,688	
National Stock Exchange	3,95,18,688	
12 Held in dematerialised form in CDSL	4,18,454	1.01%
13 Held in dematerialised form in NSDL	3,32,65,894	79.97%
14 Physical	79,14,270	19.02%
15 Total No. of shares (12+13+14)	4,15,98,618	

16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Preferential allotment of 2079930 shares of Rs.10/- each to Maxwell (Mauritius) Pte Ltd made on 24/9/2004.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
Preferential Allotment of shares to Maxwell (Mauritius) Pte Ltd made on 24.9.2004	2079930 of Rs.10/- each	Applied for listing	To be listed	Yes	Yes	1. Madras stock exchange 2. The Stock exchange, Mumbai 3. National Stock exchange

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	-------	Nil	---------
Pending for more than 21 days	-------	Nil	---------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

---------------------------Nil---------------------------------

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugesa Naicker Office Complex"
81, Greams Road, Chennai - 600 006
Phone : 8292272, 8292273

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

Date: 15th October, 2004

THE SECRETARY,
NATIONAL STOCK EXCHANGE,
No.9, EXCHANGE PLAZA 5th FLOOR,
PLOT NO C/1 'G' BLOCK,
BANDRA – KURLA COMPLEX,
BANDRA EAST,
MUMBAI 400 051.

Dear Sir,

Pursuant to clause 11(B) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP "Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

October 11, 2004

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 30th September 2004 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgement for transfer, transmission.



LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

36



Apollo Hospitals
CHENNAI
touching lives

Date : October 25, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Pursuant to Clause 41 of the stock exchange listing agreement, we will be furnishing the audited financial results for the half year ended 30th September 2004 to you on or before 30th November 2004.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000



Apollo Hospitals
CHENNAI
touching lives

Date : October 25, 2004

The Secretary,
National Stock Exchange Limited
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Pursuant to Clause 41 of the stock exchange listing agreement, we will be furnishing the audited financial results for the half year ended 30th September 2004 to you on or before 30th November 2004.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED



Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2005 JUN 23

Date : October 26, 2004

Mr. K. Hari,
Manager,
National Stock Exchange of India Ltd
Exchange Plaza,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Listing of 2,079,930 equity shares allotted to Maxwell (Mauritius) Pte Ltd on Preferential allotment basis.

We acknowledge receipt of your letter Ref. No. NSE/LIST/7128-2 dated 20th October 2004. As required by you, we are herewith sending the following documents :-

(i) Appendix H of the Listing Application.

(ii) Appendix G of the Listing Application duly corrected.

(iii) Shareholding Pattern (Pre and Post Issue) together with the details of shareholders holding more than 1% of equity paid up capital.

(iv) Confirmation from Statutory Auditors that the shares issued on preferential basis are locked-in for a period of one year pursuant to SEBI (DIP) Guidelines, 2000.

(v) Copy of the in-principle approval letter issued by Madras Stock Exchange.

Kindly forward us the in-principle approval letter for listing the equity shares with your stock exchange at the earliest.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

Sl. No.	Category	Name	Pre - Issue		Post - Issue	
			No. of Shares	% of Shares	No. of Shares	% of Shares
A.	**PROMOTERS' HOLDING**					
1	**Indian Promoters**					
		Dr. Prathap C Reddy	1,464,593	3.71	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.38	1,729,937	4.16
		Ms. Preetha Reddy	679,670	1.72	679,670	1.63
		Ms. Suneeta Reddy	396,795	1.00	396,795	0.95
		Ms. Sangita Reddy	1,281,254	3.24	1,281,254	3.08
		Ms. Shobana Kamineni	1,089,976	2.76	1,089,976	2.62
		Mr. Vishweshwar Reddy	788,710	2.00	788,710	1.90
		PCR Investments Ltd	5,435,981	13.76	5,435,981	13.07
	Sub-Total		12,866,916	32.56	12,866,916	30.93
B.	**NON PROMOTERS' HOLDING**					
3	**Institutional Investors**					
b	FIs	The New India Assurance Co. Ltd	617,790	1.56	617,790	1.49
c	FIIs	Maxwell (Maruitius) Pte Ltd	--	0.00	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.54	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,343,174	3.40	1,343,174	3.23
		Goldman Sachs Investments (Mauritius) I Lt	868,799	2.20	868,799	2.09
		Citi Group Global Markets Mauritius Pvt. Ltd	1,105,340	2.80	1,105,340	2.66
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.49	586,895	1.41
		A/c Arisaig Asian Small Companies Fund (Mauritius) Ltd	413,105	1.05	413,105	0.99
		HSBC Financial Services (Middle East) Ltd	444,600	1.13	444,600	1.07
		Capital International Emerging Markets Fund	426,600	1.08	426,600	1.03
	Sub-Total		6,588,513	16.67	8,668,443	20.84
4	Others					
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.92	6,293,345	15.13
	Sub-Total		6,293,345	15.92	6,293,345	15.13
		GRAND TOTAL	25,748,774	65.16	27,828,704	66.90

For APOLLO HOSPITALS ENTERPRISE LIMITED



APOLLO HOSPITALS ENTERPRISE LIMITED

Pre and Post Share Holding Pattern

Sl. No.	Category	Pre - Issue		Post - Issue	
		No. of Shares Held	% of Share Holding	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**				
1	**Promoters**				
(a)	Indian Promoters	13,462,352	34.07	13,462,352	32.36
(b)	Foreign Promoters	--	--	--	--
2	Persons acting in Concert	--	--	--	--
	Sub-Total	**13,462,352**	**34.07**	**13,462,352**	**32.36**
B.	**NON PROMOTERS' HOLDING**				
3	**Institutional Investors**				
(a)	Mutual Funds and UTI	382,093	0.97	382,093	0.92
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,563,649	3.96	1,563,649	3.76
(c)	Foreign Institutional Investors	8,010,610	20.27	8,010,610	19.26
(d)	**Proposed Allottee :** Maxwell (Mauritius) Pte Ltd	--	--	2,079,930	5.00
	Sub-Total	**9,956,352**	**25.19**	**12,036,282**	**28.93**
4	**Others**				
(a)	Private Corporate Bodies	1,221,257	3.09	1,221,257	2.94
(b)	Indian Public	7,384,284	18.69	7,384,284	17.75
(c)	NRIs/OCBs	1,201,098	3.04	1,201,098	2.89
(d)	Any other-Foreign Companies	6,293,345	15.92	6,293,345	15.13
	Sub-Total	**16,099,984**	**40.74**	**16,099,984**	**38.70**
	GRAND TOTAL	**39,518,688**	**100**	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings	15,505,053	39.23	17,584,983	42.27

The Company has not issued any ADR/GDR

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



APPENDIX G

LETTER OF APPLICATION

(For Further Issues by Issuers already Listed on NSE)

From : Date : 25th September 2004.

APOLLO HOSPITALS ENTERPRISE LIMITED, STD Code.

NO.19, BISHOPS GARDEN, Tel. No.

RAJA ANNAMALAI PURAM, Fax No.

CHENNAI.

Pin 600 028.

The Manager
Listing Department
National Stock Exchange of India Ltd.,
Exchange Plaza, Bandra Kurla Complex,
Bandra (East),
Mumbai - 400 051.

Dear Sir,

In conformity with the listing requirements of the National Stock Exchange (NSE), we hereby apply for admission of the following securities of the issuer to dealings on the NSE

1. 2,079,930 Equity Shares. DIST NO. 39518689 - 41598618.



APOLLO HOSPITALS ENTERPRISE LTD.
CHENNAI 3
600 006

The securities are/are not identical* in all respects and are/are not are identical* in all respects with the existing securities admitted to dealings on the NSE.

The securities will become identical with the existing securities admitted to listing on the NSE in all respects on 24/09/2004 and the documents of title will be enfaced with a note to this effect.

**The securities mentioned at ( ) above proposed to be issued by Prospectus/Offer of Sale/Circular after vetting of the same by SEBI (conversion, exchange, rights, open offer, capitalization of reserves)/ Placing, full particulars of which are given in the statement sent herewith (together with the reasons for the procedure proposed when a placing is intended).

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



APPENDIX H

FORM OF LISTING APPLICATION

(For further issues by issuers already listed on NSE)

1.	Name of the issuer	APOLLO HOSPITALS ENTERPRISE LIMITED
2.	Issue description (Give ratio in case of rights / bonus issue)	Issue of 2,079,930 equity Shares on Private placement Basis.
3.	Listing Fees	
	- Cheque / DD. No.	
	- Cheque/DD. Dated	
	- Cheque/DD. Drawn on	
	- Cheque/DD. Amount (Rs.)	
4.	Registration of transfers : Date on and from which company's transfer books are or will be open for registering transfers of new securities	24th September 2005.
5.	In case of further issue of :	
A.	Equity Shares	20,79,930 equity Shares of Rs. 10/each
a)	Date of allotment	24th september 2004.
b)	Number of shares allotted	2,079,930
c)	Issue price	Rs. 246/- Per share
d)	Face value	Rs. 10/-
e)	Paid up value	Rs. 10/-
f)	Total paid up value	Rs. 20,799,300/-
g)	Denomination in which shares have been issued	—
h)	Distinctive numbers	39518689 to 41598618

For APOLLO HOSPITALS ENTERPRISE LIMITED

[signature]

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



r)	Shares not offered by the Issuer for public subscription: i) Number of shares not offered ii) No. of shares reserved for and allotted to directors iii) No. of shares reserved for and allotted to friends of directors iv) Placing - Number a)retained by Issuer's underwriters and official brokers b)placed with clients of Issuer's underwriters and official brokers c) placed with market v) No. of shares allotted with a view to offer for sale vi) No. of shares otherwise allotted	—
s)	Reasons for not issuing new shares to shareholders (if applicable)	—

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



B	Debentures / Preference Shares / Warrants			
		1	2	3
a)	Security Description *			
b)	No. of Securities			
c)	Issue Price (Rs.)			
d)	Nominal Value (Rs.)			
e)	Paid up value (Rs.)			
f)	Premium / (Discount) (Rs.)			
g)	Distinctive Numbers			
h)	ISIN Code			
i)	Coupon Rate			
j)	Date of Allotment			
k)	Interest Payment Dates			
l)	Date(s) of Redemption			
m)	Redemption Amount			
n)	Credit Rating			

Not Applicable

o)	Rating Agency			
p)	Put / Call Option			
q)	Remarks	NA		

* Security Description should include the following :
1. Securities issued for consideration other than cash (in whole or in part)
2. Securities issued at a premium or discount

Date: 27/9/04

Authorized Signatory

(Name and Designation)

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

C.N. RAMACHANDRAN
B.Com., F.C.A. A.T.I.I (Lond.)
V.C.KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K.RAGAVENDRAN
B.Com F.C.A., I.S.A

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old #8A), Bishop Wallers Avenue (West)
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road,
Jayamahal extension, **Bangalore - 560 046. Tel** : 91-80-3530535
14, Ahuja Towers, 42, T.V. Samy Road (West), R.S. Puram,
Coimbatore - 641 002. Tel : 91-422-5367065

Tel : 91 44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-mail : sviswa1@vsnl.com
Website : www.sviwanathan.com

CERTIFICATE

TO WHOMSOEVER IT MAY CONCERN

As per information and explanations given to us and as per the books of accounts of Apollo Hospitals Enterprise Limited with Registered Office at 19, Bishop Gardens, R.A. Puram, Chennai –28, produced before us we would like to confirm that pursuant to Chapter XIII of SEBI (DIP) guidelines, 2000, the equity shares bearing Distinctive Nos. 39,518,689 to 41,598,618 for 2,079,930 equity shares of face value of Rs. 10/- each at a price of Rs. 246/- per share allotted on 24th September 2004 to Maxwell (Mauritius) Pte Ltd., Mauritius, (the nominee of Temasek Capital Pvt. Ltd., Singapore), are subject to lock-in for a period of one year with effect from date of allotment i.e., 24th September 2004 to 23rd September 2005.

Place: Chennai
Date: 25.10.2004

For M/s S.Viswanathan
Chartered Accountants
Krishnan 25/10/04

Mr. V.C. Krishnan
(Partner)
Membership No: 22167

MADRAS STOCK EXCHANGE LTD.

Telephones : 25228951, 25224382, 25224392
Telegrams : "MASTEX"
Fax No. : 091-44-25244897
E-mail : mseed.@md3.vsnl.net.in



EXCHANGE BUILDING
Post Box No. 183
11, SECOND LINE BEACH
CHENNAI - 600 001

MSE/LD/PSK/738/1037/04 13th October 2004

The Chief Financial Officer &
Company Secretary,
Apollo Hospitals Enterprise Limited,
Ali Towers, II Floor,
55, Greams Road,
CHENNAI-600 006

Dear Sirs,

Please refer to your letters dated 9th October 2004 and 11th :tober 2004 forwarding the listing application and other documents, applying for the admission of 20,79,930 Equity shares of Rs.10/- each, allotted to the Foreign Institutional Investor on preferential basis, to dealings on the Exchange.

The Exchange is pleased to grant in-principle approval to the listing of the aforesaid 20,79,930 Equity shares of Rs.10/- each (bearing Dist.Nos.39518689 to 41598618) of your company, on the Exchange.

However, the aforesaid 20,79,930 Equity shares of Rs.10/- each of your company would be listed and admitted to dealings on the Exchange only on receipt of the following documents:

1. listing approval for the same from other stock exchanges where the existing securities of your company are listed;

2) confirmation from CDSL and NSDL about crediting of the new equity shares to the beneficiary account.

Thanking you,

Yours faithfully,



Sr.Officer(Listing)

For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals

CHENNAI

touching lives

Date : November 1, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 16th November 2004 to consider interalia and approve the Audited Financial Results of the Company for the half year ended 30th September 2004 and the same shall be published on or before 18th November 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

Date : November 1, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 16th November 2004 to consider interalia and approve the Audited Financial Results of the Company for the half year ended 30th September 2004 and the same shall be published on or before 18th November 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.



Apollo Hospitals
CHENNAI
touching lives

Date : November 16, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

With reference to above, the Board of Directors at its meeting held on 16th November 2004 approved the Audited Financial Results for the half year ended 30th September 2004 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the half year ended 30th September 2004

(Rs.in Millions)

Sno	Particulars	Audited Quarter Ended 30.9.2004	Audited Quarter Ended 30.9.2003	Audited Half year Ended 30.9.2004	Audited Half year Ended 30.9.2003	Audited Year Ended 31.3.2004
1	Income from Services	1525	1239	2865	2372	4946
2	Other Income	23	26	31	35	52
	Total Income	1548	1265	2896	2407	4998
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	747	584	1427	1167	2396
	(c) Staff Cost	185	155	362	306	657
	(d) Other expenditure	79	103	151	144	299
	(e) General Administrative Expenses	191	146	334	272	570
	(f) Selling and Distribution Expenses	10	13	26	30	87
4	Interest	42	53	82	101	192
5	Depreciation	59	49	112	104	211
6	**Profit (+)/Loss(-) before tax (1+2-3-4-5)**	235	162	402	283	586
7	Provision for Taxation					
	Current	66	54	114	81	129
	Deferred	17	3	31	19	86
8	**Net Profit (+) / Loss (-) (6-7)**	152	105	257	183	371
9	Paid-up equity share capital (Face value Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period for the year to date and for previous year	*3.84	*2.66	*6.49	*4.63	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28136266	26050596	28136266	26050596	26223599
	(b) Percentage of Shareholding	67.64	65.92	67.64	65.92	66.36
	* Not Annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September 2004

(Rs. in Millions)

Particulars	Audited Quarter Ended 30.9.2004	Audited Quarter Ended 30.9.2003	Audited Half year Ended 30.9.2004	Audited Half year Ended 30.9.2003	Audited Year Ended 31.3.2004
1. Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1548	1265	2896	2405	4995
b) Others	-	-	-	2	3
SUB - TOTAL	1548	1265	2896	2407	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	1548	1265	2896	2407	4998
2. Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	277	215	484	383	778
b) Others	-	-	-	1	-
SUB - TOTAL	277	215	484	384	778
Less : (i) Interest (Net)	42	53	82	101	192
(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	235	162	402	283	586
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division	4752	4148	4752	4148	3967
b) Others	5	32	5	32	7
TOTAL	4757	4180	4757	4180	3974

* Previous year figures have been regrouped wherever necessary

Notes :

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 16th November 2004

2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th Sept.2004

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2004	Recd during the Quarter	Disposed off during the Quarter	Lying unresolved as on 30th Sept. 2004
Nil	46	46	Nil

3. The Share Allotment Committee at its meeting held on 24th September 2004 has allotted 2,079,930 equity shares of face value of Rs. 10/- each at a price of Rs. 246/- per share (including premium of Rs. 236/- per share) to Maxwell (Mauritius) Pte Ltd, a company incorporated under the laws of Mauritius on preferential allotment basis.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S. K. Venkataraman

Place : Chennai

Date : November 16, 2004

By order of the Board

for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY

EXECUTIVE CHAIRMAN



Apollo Hospitals
CHENNAI
touching lives

Date : November 16, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

With reference to above, the Board of Directors at its meeting held on 16th November 2004 approved the Audited Financial Results for the half year ended 30th September 2004 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the half year ended 30th September 2004

(Rs.in Millions)

Sno	Particulars	Audited Quarter Ended		Audited Half year Ended		Audited Year Ended
		30.9.2004	30.9.2003	30.9.2004	30.9.2003	31.3.2004
1	Income from Services	1525	1239	2865	2372	4946
2	Other Income	23	26	31	35	52
	Total Income	**1548**	**1265**	**2896**	**2407**	**4998**
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	747	584	1427	1167	2396
	(c) Staff Cost	185	155	362	306	657
	(d) Other expenditure	79	103	151	144	299
	(e) General Administrative Expenses	191	146	334	272	570
	(f) Selling and Distribution Expenses	10	13	26	30	87
4	Interest	42	53	82	101	192
5	Depreciation	59	49	112	104	211
6	**Profit (+)/Loss(-) before tax (1+2-3-4-5)**	**235**	**162**	**402**	**283**	**586**
7	Provision for Taxation					
	Current	66	54	114	81	129
	Deferred	17	3	31	19	86
8	**Net Profit (+) / Loss (-) (6-7)**	**152**	**105**	**257**	**183**	**371**
9	Paid-up equity share capital (Face value Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period for the year to date and for previous year	*3.84	*2.66	*6.49	*4.63	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28136266	26050596	28136266	26050596	26223599
	(b) Percentage of Shareholding	67.64	65.92	67.64	65.92	66.36
	* Not Annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September 2004

(Rs. in Millions)

Particulars	Audited Quarter Ended		Audited Half year Ended		Audited Year Ended
	30.9.2004	30.9.2003	30.9.2004	30.9.2003	31.3.2004
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1548	1265	2896	2405	4995
b) Others	-	-	-	2	3
SUB - TOTAL	1548	1265	2896	2407	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	**1548**	**1265**	**2896**	**2407**	**4998**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	277	215	484	383	778
b) Others	-	-	-	1	-
SUB - TOTAL	277	215	484	384	778
Less : (i)Interest (Net)	42	53	82	101	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	235	162	402	283	586
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division	4752	4148	4752	4148	3967
b) Others	5	32	5	32	7
TOTAL	4757	4180	4757	4180	3974

* Previous year figures have been regrouped wherever necessary

Notes :

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 16th November 2004

2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th Sept.2004

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2004	Recd during the Quarter	Disposed off during the Quarter	Lying unresolved as on 30th Sept. 2004
Nil	46	46	Nil

3. The Share Allotment Committee at its meeting held on 24th September 2004 has allotted 2,079,930 equity shares of face value of Rs. 10/- each at a price of Rs. 246/- per share (Including premium of Rs. 236/- per share) to Maxwell (Mauritius) Pte Ltd, a company incorporated under the laws of Mauritius on preferential allotment basis.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S K VENKATARAMAN
Chief Financial Officer & Company Secretary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Place : Chennai
Date : November 16, 2004

(40)



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2004

17th November 2004

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub :- Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

....

Please find enclosed the disclosure as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 along with a copy of the disclosure received by the company under Regulation 13(2) from Dr.Jennifer Lee on her appointment as a Director of the Company.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Encl : a/a

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

FORM - B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations.13(2) and (6)]

Regulation 13(6) - Details of Shares held by Director or Officer of a Lisited Company

& Address of ctor / Officer	Date of assuming office of Director / Officer	No.& % of Shares / voting rights held at the time of becoming Director / Officer	Date of intimation to company	Mode of Acquisition market purchase / Public rights/preferential offer etc.	Trading member through whom the trade was executed with SEBI Regn.No. of the T M.	Exchange on which the trade was executed	Buy Quantity	Buy value
nifer Lee Gek Choo rer Drive)3 ore - 259 283	27/09/2004	Nil	1/10/2004	N.A.	N.A.	N.A.	N.A.	N.A.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

FORM - B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(2) and (6)]

Regulation 13(2) - Details of Shares held by Director or Officer of a Lisited Company

Name & Address of Director	Date of assuming office of Director	No.& % of Shares / voting rights held at the time of becoming Director	Date of inti - mation to company	Mode of Acqui - sition market purchase/Public rights/preferential offer etc)	Trading member through whom the trade was executed with SEBI Registration ration No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value
Jennifer Lee Gek Choo Farrer Drive 9 - 03 gapore - 259 283	27th September 2004	Nil	1st Oct 2004	N.A.	N.A.	N.A.	N.A.	N.A.

Signature :





(41)

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2005 JUN 23 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : November 13, 2004

Ms.T.S. Jagadharini,
Asst. Vice President,
National Stock Exchange
Exchange Plaza,
Bandra-Kurla Complex,
Bandra (E),
Mumbai – 400 051.

Madam,

Sub : Listing of 2,079,930 equity shares of Rs. 10/- each allotted on preferential basis.

We acknowledge receipt of your letter Ref. No. NSE/LIST/7428-A dated 1st November 2004 granting in-principle approval for listing the above shares on the exchange.

In this connection, we would like to inform you that we have credited the above said equity shares to the demat a/c. of Maxwell (Mauritius) Pte Ltd ("Allottee") on 9th November 2004. The copy of the letters issued by NSDL (Depository) and Integrated Enterprises (I) Ltd (R & T Agent) are enclosed herewith for your reference.

We request you to provide approval for listing and trading the said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HO... "Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop G... ...a Annamalaipuram, Chennai - 600 028



National Securities Depository Ltd.

Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013

MAPIN UIN - 100000018. Tel: 91-22-2499 4200, Fax : 91-22-2497 2993 / 2497 6351, e-mail : info@nsdl.co.in

Ref. : JS/CA/COM/13884/2004

November 9, 2004

Mr. L. Lakshmi Narayana Reddy
Dy. General Manager - Secretarial
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Sub. : Preferential allotment

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	2,079,930.000	09/11/2004

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Jayesh Sule
Senior Vice President

For APOLLO HOSPITALS ENTERPRISE LIMITED
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary.



APOLLO HOSPITALS
SECRETARIAL DEPT.
RECEIVED ON
11 NOV 2004
1910



Integrated Enterprises

Integrated Enterprises (India) Ltd.
2nd Floor, 'Kences Towers', No. 1, Ramakrishna Street,
North Usman Road, T. Nagar, Chennai - 600 017.
Phone : 28140801-03 Fax : 28142479
E-mail : yesbalu@iepindia.com

November 8, 2004

Apollo Hospitals Enterprises Ltd.,
AliTower, III Floor,
55 Greams Road,
Chennai -- 600 006.

Kind Attn : Mr.L. Lakshmi Narayana Reddy – Dy. General Manager - Secretarial

Dear Sir,

This is to inform you that we have released a Credit Corporate Action, with execution date as 09/11/2004 for the issue of Equity Shares on private placement of "Apollo Hospital Enterpirse Limited under [ISIN No. INE437A01016] of your Company to the tune of 2079930 Shares with lockin upto 23-09-2005 as requested by you.

This is for your kind information

With Regards,

Yours Sincerely,
For *INTEGRATED ENTERPRISES (INDIA) LTD.,*

(Suresh Babu K)
Deputy General Manager

For APOLLO HOSPITALS ENTERPRISE LIMITED
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



(42)

RECEIVED

2005 JUN 23 A 11:43



Apollo Hospitals
CHENNAI
touching lives

Date : November 19, 2004

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Further to our letter dated 16th November 2004, we have published the Audited Financial Results of the Company for the half year ended 30th September 2004 in "The Economic Times" on 18th September 2004 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Date : November 19, 2004

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Audited Financial Results for the half year ended 30th September 2004

Further to our letter dated 16th November 2004, we have published the Audited Financial Results of the Company for the half year ended 30th September 2004 in "The Economic Times" on 18th September 2004 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

Apollo Hospitals Enterprise Limited


Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Audited Financial Results for the half year ended 30th September 2004

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.09.2004	Audited Quarter Ended 30.09.2003	Audited Half Year Ended 30.09.2004	Audited Half Year Ended 30.09.2003	Audited Year Ended 31.3.2004
1	Income from Services	1525	1239	2865	2372	4946
2	Other Income	23	26	31	35	52
	Total Income	**1548**	**1265**	**2896**	**2407**	**4998**
3	Total Expenditure					
	(a) Increase/Decrease in stock in trade	--	--	--	--	--
	(b) Material consumption	747	584	1427	1167	2396
	(c) Staff cost	185	155	362	306	657
	(d) Other expenditure	79	103	151	144	299
	(e) General Administrative Expenses	191	146	334	272	570
	(f) Selling and Distribution Expenses	10	13	26	30	87
4	Interest	42	53	82	101	192
5	Depreciation	59	49	112	104	211
6	**Profit (+)/Loss (-) before tax (1+2-3-4-5)**	**235**	**162**	**402**	**283**	**586**
7	Provision for Taxation					
	Current	66	54	114	81	129
	Deferred	17	3	31	19	86
8	**Net Profit (+)/Loss(-) (6-7)**	**152**	**105**	**257**	**183**	**371**
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period, for the year to date and for previous year	*3.84	*2.66	*6.49	*4.63	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28136266	26050596	28136266	26050596	26223599
	(b) Percentage of Shareholding	67.64	65.92	67.64	65.92	66.36
	*not annualised					

Notes

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 16th November 2004.
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th Sept. 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 30/06/2004	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2004
Nil	46	46	Nil

3. The Share Allotment Committee at its meeting held on 24th September 2004 has allotted 2,079,930 equity shares of face value of Rs.10/- each at a price of Rs.246/- per share (including premium of Rs.236/- per share) to Maxwell (Mauritius) Pte Ltd., a company incorporated under the laws of Mauritius on preferential allotment basis.

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September 2004

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.09.2004	Audited Quarter Ended 30.09.2003	Audited Half Year Ended 30.09.2004	Audited Half Year Ended 30.09.2003	Audited Year Ended 31.03.2004
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital division	1548	1265	2896	2405	4995
	b) Others	-	-	-	2	3
	SUB - TOTAL	1548	1265	2896	2407	4998
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**1548**	**1265**	**2896**	**2407**	**4998**
2.	Segment Results (Profit (+) Loss (-) before Tax and Interest from each segment)					
	a) Hospital division	277	215	484	383	778
	b) Others	-	-	-	1	-
	SUB - TOTAL	277	215	484	384	778
	Less : (i) Interest (Net)	42	53	82	101	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	**235**	**162**	**402**	**283**	**586**
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division	4752	4148	4752	4148	3967
	b) Others	5	32	5	32	7
	TOTAL	**4757**	**4180**	**4757**	**4180**	**3974**

*Previous year figures have been regrouped wherever necessary

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD**

Place : Chennai
Date : 16th November, 2004

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN



Apollo Hospitals
CHENNAI
touching lives

Date : November 29, 2004

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 10.80% - 22 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 22 crores – ISIN. INE437A07021

(ii) 10.80% - 3 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 3 crores – ISIN. INE437A07039

Please be informed that the Board of Directors have fixed record date on 28th December 2004 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the quarter ending 31st December 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.



Apollo Hospitals
CHENNAI
touching lives

Date : November 29, 2004

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 8.57% - 200 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 20 crores – ISIN. INE437A07047

(ii) 7.27% - 40 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 4 crores – ISIN INE437A08045

(iii) 7.27% - 60 Secured Redeemable Non Convertible Debentures of Rs. 10 Lakhs each aggregating to Rs. 6 crores – ISIN INE437A07054

Please be informed that the Board of Directors have fixed record date on 28th December 2004 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the half year ending 31st December 2004.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

(44)

AHEL / SEC / 2004

8th December 2004

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub :- Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

…………

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of changes in the shareholding as intimated by Mrs.Preetha Reddy, Managing Director and Mr.P.Obul Reddy, Director of the Company.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

Encl : a/a

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

[Regulations 13(4) and (6)]

Regualtion 13(6) - Details of change in shareholding of Director or Officer of a Listed Company

ame and Address f Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value	Sell Quantity	Sell Value
ls. Preetha Reddy lo.5, Subba Rao veune 2nd Street hennai - 600 006	679,670 1.63%	29/11/2004	2/12/2004	Interse Transfer	724,670 1.74%	N.A. Interse Transfer	N.A.	45,000	N.A.	N.A.	N.A.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992
[Regulations 13(4) and (6)]

Regualtion 13(6) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / pre-ferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value	Sell Quantity	Sell Value
Mr. P.Obul Reddy No.5, Subba Rao Aveune 2nd Street Chennai - 600 006	50,000 0.12%	29/11/2004	2/12/2004	Interse Transfer	5,000 0.01%	N.A. Interse Transfer	N.A.	N.A.	N.A.	45000	N.A.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

RECEIVED

2005 JAN 23 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Apollo Hospitals

CHENNAI

touching lives

Date : January 3, 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Board Meeting for considering Third Quarter Results.

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 18th January 2005 to consider interalia and approve the Unaudited Financial Results for the quarter ended 31st December 2004 and the same shall be published on or before 20th January 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office . Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn . 5681, Telefax : 044-2823 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Date : January 3, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Board Meeting for considering Third Quarter Results.

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 18th January 2005 to consider interalia and approve the Unaudited Financial Results for the quarter ended 31st December 2004 and the same shall be published on or before 20th January 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

'S/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

January 13, 2005

The National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore, Chennai – 600 004

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended31st December 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended31st December 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st December 2004

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	13,242,039	31.83
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**13,242,039**	**31.83**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	243,816	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,032,844	2.48
(c)	Foreign Institutional Investors	10,302,610	24.77
	Sub-Total	**11,579,270**	**27.84**
4	**Others**		
(a)	Private Corporate Bodies	1,547,803	3.72
(b)	Indian Public	7,750,750	18.63
(c)	NRIs/OCBs	1,185,411	2.85
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	**16,777,309**	**40.33**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 17,781,366 42.75

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	PROMOTERS' HOLDING			
1	Indian Promoters			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Sangita Reddy	1,281,254	3.08
		Ms. Shobana Kamineni	1,089,976	2.62
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.	NON PROMOTERS' HOLDING			
3	Institutional Investors			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,343,174	3.23
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	811,462	1.95
		Notz Stucki Et Cie S A A/c Aruna Fund	593,200	1.43
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		Goldman Sachs Investments (Mauritius) I Ltd	570,960	1.37
		HSBC Financial Services (Middle East) Ltd	444,600	1.07
		Capital International Emerging Markets Fund	426,600	1.03
	Sub-Total		9,651,639	23.20
4	Others			
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,461,555	68.42

For APOLLO HOSPITALS ENTERPRISE LTD.

S K VENKATARAMAN

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st December 2004

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.



S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005 January 13, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended31st December 2004.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended31st December 2004.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st December 2004

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	13,242,039	31.83
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**13,242,039**	**31.83**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	243,816	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Govt. Insts. / Non Government Institutions)	1,032,844	2.48
(c)	Foreign Institutional Investors	10,302,610	24.77
	Sub-Total	**11,579,270**	**27.84**
4	**Others**		
(a)	Private Corporate Bodies	1,547,803	3.72
(b)	Indian Public	7,750,750	18.63
(c)	NRIs/OCBs	1,185,411	2.85
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	**16,777,309**	**40.33**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 17,781,366 42.75

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

Sl. No.	Category	Name	No. of Shares	% of Shares
A.		**PROMOTERS' HOLDING**		
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Sangita Reddy	1,281,254	3.08
		Ms. Shobana Kamineni	1,089,976	2.62
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.		NON PROMOTERS' HOLDING		
3	**Institutional Investors**			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,343,174	3.23
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	811,462	1.95
		Notz Stucki Et Cie S A A/c Aruna Fund	593,200	1.43
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		Goldman Sachs Investments (Mauritius) I Ltd	570,960	1.37
		HSBC Financial Services (Middle East) Ltd	444,600	1.07
		Capital International Emerging Markets Fund	426,600	1.03
	Sub-Total		9,651,639	23.20
4	Others			
d	Any Other (Please speeify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,461,555	68.42

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st December 2004

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



(47)

Apollo Hospitals
CHENNAI
touching lives

Date : January 18, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 31st December 2004

With reference to above, the Board of Directors at its meeting held on 18th January 2005 approved the Unaudited Financial Results for the quarter ended 31st December 2004 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5631, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 31st December, 2004

(Rs.in Mio)

Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
Income from Services	1449	1257	4314	3629	4946
Other Income	43	3	74	38	52
Total Income	**1492**	**1260**	**4388**	**3667**	**4998**
Total Expenditure					
(a) Increase/Decrease in Stock in trade	-	-	-	-	-
(b) Material consumption	726	611	2153	1778	2396
(c) Staff Cost	223	168	585	474	657
(d) Other expenditure	70	72	221	216	299
(e) General Administrative Expenses	190	125	524	389	570
(f) Selling and Distribution Expenses	16	24	42	54	87
Interest	36	53	118	162	192
Depreciation	58	53	170	157	211
Profit (+)/Loss(-) before tax (1+2-3-4-5)	**173**	**154**	**575**	**437**	**586**
Provision for Taxation					
Current	46	45	160	126	129
Deferred	16	9	47	28	86
Net Profit (+) / Loss (-) (6-7)	111	100	368	283	371
Paid-up equity share capital (Face value Rs.10/- per s	416	395	416	395	395
Reserves excluding Revaluation Reserves (Year End					2072
Basic and diluted EPS for the period for the year to date and for previous year	*2.67	*2.53	*9.15	*7.15	9.40
Aggregate of Non Promoters shareholding					
(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36

* Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December, 2004 (Rs. in Mio)

Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1492	1260	4388	3665	4995
b) Others	0	0	0	2	3
SUB - TOTAL	1492	1260	4388	3667	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	**1492**	**1260**	**4388**	**3667**	**4998**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	209	207	693	598	778
b) Others	-	-	-	1	-
SUB - TOTAL	209	207	693	599	778
Less : (i)Interest (Net)	36	53	118	162	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	173	154	575	437	586
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	4822	4168	4822	4168	3967
b) Others	5	12	5	12	7
TOTAL	4827	4180	4827	4180	3974

* Previous year figures have been regrouped wherever necessary

Notes :

The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th January 2005.

Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st December 2004

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2004	Recd during the Quarter	Disposed off during the Quarter	Lying unresolved as on 31st Dec. 2004
Nil	23	23	Nil

Place : Chennai

Date : January 18, 2005

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

Dr. Prathap C Reddy
Executive Chairman



Apollo Hospitals
CHENNAI
touching lives

Date : January 18, 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 31st December 2004

With reference to above, the Board of Directors at its meeting held on 18th January 2005 approved the Unaudited Financial Results for the quarter ended 31st December 2004 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 31st December, 2004

(Rs.in Mio)

Particulars	Unaudited		Unaudited		Audited
	Quarter Ended		Nine Months Ended		Year Ended
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
Income from Services	1449	1257	4314	3629	4946
Other Income	43	3	74	38	52
Total Income	**1492**	**1260**	**4388**	**3667**	**4998**
Total Expenditure					
(a) Increase/Decrease in Stock in trade	-	-	-	-	-
(b) Material consumption	726	611	2153	1778	2396
(c) Staff Cost	223	168	585	474	657
(d) Other expenditure	70	72	221	216	299
(e) General Administrative Expenses	190	125	524	389	570
(f) Selling and Distribution Expenses	16	24	42	54	87
Interest	36	53	118	162	192
Depreciation	58	53	170	157	211
Profit (+)/Loss(-) before tax (1+2-3-4-5)	**173**	**154**	**575**	**437**	**586**
Provision for Taxation					
Current	46	45	160	126	129
Deferred	16	9	47	28	86
Net Profit (+) / Loss (-) (6-7)	**111**	**100**	**368**	**283**	**371**
Paid-up equity share capital (Face value Rs.10/- per s	416	395	416	395	395
Reserves excluding Revaluation Reserves (Year End					2072
Basic and diluted EPS for the period for the year to date and for previous year	*2.67	*2.53	**9.15	*7.15	9.40
Aggregate of Non Promoters shareholding					
(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36
* Not Annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December,2004 (Rs. in Mio)

Particulars	Unaudited		Unaudited		Audited
	Quarter Ended		Nine Months Ended		Year Ended
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
1.Segment Revenue (Net Sales'/ Income from each segment)					
a) Hospital Division	1492	1260	4388	3665	4995
b) Others	0	0	0	2	3
SUB - TOTAL	1492	1260	4388	3667	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	**1492**	**1260**	**4388**	**3667**	**4998**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	209	207	693	598	778
b) Others	-	-	-	1	-
SUB - TOTAL	209	207	693	599	778
Less : (i)Interest (Net)	36	53	118	162	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	173	154	575	437	586
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	4822	4168	4822	4168	3967
b) Others	5	12	5	12	7
TOTAL	4827	4180	4827	4180	3974

* Previous year figures have been regrouped wherever necessary

Notes :

The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th January 2005

Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st December 2004

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)

Pending as on 30th September 2004	Recd during the Quarter	Disposed off during the Quarter	Lying unresolved as on 31st Dec. 2004
[illegible]	23	23	Nil

Place : Chennai
Date : January 18, 2005

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

Dr. Prathap C Reddy
Executive Chairman



Apollo Hospitals
CHENNAI
touching lives

Date : January 20, 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 31st December 2004

Further to our letter dated 18th January 2005, we have published the Unaudited financial results of the Company for the quarter ended 31st December 2004 in "The Economic Times" on 20th January 2005 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited


Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Unaudited Financial Results (Provisional) for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine months Ended 31.12.2004	Unaudited Nine months Ended 31.12.2003	Audited Year Ended 31.3.2004
1	Income from Services	1449	1257	4314	3629	4946
2	Other Income	43	3	74	38	52
	Total Income	1492	1260	4388	3667	4998
3	Total Expenditure					
	(a) Increase/Decrease in stock in trade	--	--	--	--	--
	(b) Material consumption	726	611	2153	1778	2396
	(c) Staff cost	223	168	585	474	657
	(d) Other expenditure	70	72	221	216	299
	(e) General Administrative Expenses	190	125	524	389	570
	(f) Selling and Distribution Expenses	16	24	42	54	87
4	Interest	36	53	118	162	192
5	Depreciation	58	53	170	157	211
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	173	154	575	437	586
7	Provision for Taxation					
	Current	46	45	160	126	129
	Deferred	16	9	47	28	86
8	Net Profit (+)/Loss(-) (6-7)	111	100	368	283	371
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period, for the year to date and for previous year	*2.67	*2.53	*9.15	*7.15	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
	(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36
	*not annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1.	**Segment Revenue (Net Sales / Income from each segment)**					
	a) Hospital division	1492	1260	4388	3665	4995
	b) Others	-	-	-	2	3
	SUB - TOTAL	1492	1260	4388	3667	4998
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	1492	1260	4388	3667	4998
2.	**Segment Results (Profit (+) / Loss (-) before Tax and Interest from each segment)**					
	a) Hospital division	209	207	693	598	778
	b) Others	-	-	-	1	-
	SUB - TOTAL	209	207	693	599	778
	Less : (i) Interest (Net)	38	53	118	162	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	173	154	575	437	586
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division (including Pharmacy)	4822	4168	4822	4168	3967
	b) Others	5	12	5	12	7
	TOTAL	4827	4180	4827	4180	3974

Notes.

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th January 2005.
2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st December 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 30th September 2004	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31st Dec.2004
Nil	23	23	Nil

3. Previous year figures have been regrouped wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD

Place : Chennai
Date : January 18,2005

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

THE ECONOMIC TIMES CHENNAI
THURSDAY 20 JANUARY 2005


Apollo Hospitals
CHENNAI
touching lives

Date : January 20, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 31st December 2004

Further to our letter dated 18th January 2005, we have published the Unaudited financial results of the Company for the quarter ended 31st December 2004 in "The Economic Times" on 20th January 2005 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Apollo Hospitals Enterprise Limited


Apollo Hospitals

Regd. Office: No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Unaudited Financial Results(Provisional) for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine months Ended 31.12.2004	Unaudited Nine months Ended 31.12.2003	Audited Year Ended 31.3.2004
1	Income from Services	1449	1257	4314	3629	4946
2	Other Income	43	3	74	38	52
	Total Income	**1492**	**1260**	**4388**	**3667**	**4998**
3	Total Expenditure					
	(a) Increase/Decrease in stock in trade	--	--	--	--	--
	(b) Material consumption	726	611	2153	1778	2396
	(c) Staff cost	223	168	585	474	657
	(d) Other expenditure	70	72	221	216	299
	(e) General Administrative Expenses	190	125	524	389	570
	(f) Selling and Distribution Expenses	16	24	42	54	87
4	Interest	36	53	118	162	192
5	Depreciation	58	53	170	157	211
6	**Profit (+)/Loss (-) before tax (1+2-3-4-5)**	**173**	**154**	**575**	**437**	**586**
7	Provision for Taxation					
	Current	46	45	160	126	129
	Deferred	16	9	47	28	86
8	**Net Profit (+)/Loss(-) (6-7)**	**111**	**100**	**368**	**283**	**371**
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period, for the year to date and for previous year	*2.67	*2.53	*9.15	*7.15	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
	(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36
	*not annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital division	1492	1260	4388	3665	4995
	b) Others	-	-	-	2	3
	SUB - TOTAL	1492	1260	4388	3667	4998
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**1492**	**1260**	**4388**	**3667**	**4998**
2.	Segment Results (Profit (+) / Loss (-) before Tax and Interest from each segment)					
	a) Hospital division	209	207	693	598	778
	b) Others	-	-	-	1	-
	SUB - TOTAL	209	207	693	599	778
	Less : (i) Interest (Net)	36	53	118	162	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	**173**	**154**	**575**	**437**	**586**
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division (Including Pharmacy)	4822	4168	4822	4168	3967
	b) Others	5	12	5	12	7
	TOTAL	4827	4180	4827	4180	3974

Notes

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th January 2005.
2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st December 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 30th September 2004	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31st Dec.2004
Nil	23	23	Nil

3. Previous year figures have been regrouped wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD

Place : Chennai
Date : January 18,2005

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

THE ECONOMIC TIMES CHENNAI
THURSDAY 20 JANUARY 2005

Apollo Hospitals Enterprise Limited



Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Unaudited Financial Results(Provisional) for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine months Ended 31.12.2004	Unaudited Nine months Ended 31.12.2003	Audited Year Ended 31.3.2004
1	Income from Services	1449	1257	4314	3629	4946
2	Other Income	43	3	74	38	52
	Total Income	1492	1260	4388	3667	4998
3	Total Expenditure					
	(a) Increase/Decrease in stock in trade	--	--	--	--	--
	(b) Material consumption	726	611	2153	1778	2396
	(c) Staff cost	223	168	585	474	657
	(d) Other expenditure	70	72	221	216	299
	(e) General Administrative Expenses	190	125	524	389	570
	(f) Selling and Distribution Expenses	16	24	42	54	87
4	Interest	36	53	118	162	192
5	Depreciation	58	53	170	157	211
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	173	154	575	437	586
7	Provision for Taxation					
	Current	46	45	160	126	129
	Deferred	16	9	47	28	86
8	Net Profit (+)/Loss(-) (6-7)	111	100	368	283	371
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End)					2072
11	Basic and diluted EPS for the period, for the year to date and for previous year	*2.67	*2.53	*9.15	*7.15	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
	(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36
	*not annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December 2004

(Rs. in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital division	1492	1260	4388	3665	4995
	b) Others	-	-	-	2	3
	SUB - TOTAL	1492	1260	4388	3667	4998
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	1492	1260	4388	3667	4998
2.	Segment Results (Profit (+) / Loss (-) before Tax and Interest from each segment)					
	a) Hospital division	209	207	693	598	778
	b) Others	-	-	-	1	-
	SUB - TOTAL	209	207	693	599	778
	Less : (i) Interest (Net)	36	53	118	162	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	173	154	575	437	586
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division (Including Pharmacy)	4822	4168	4822	4168	3967
	b) Others	5	12	5	12	7
	TOTAL	4827	4180	4827	4180	3974

Notes

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th January 2005.
2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st December 2004.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 30th September 2004	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31st Dec.2004
Nil	23	23	Nil

3. Previous year figures have been regrouped wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD

Place : Chennai
Date : January 18,2005

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

THE ECONOMIC TIMES CHENNAI
THURSDAY 20 JANUARY 2005

(49)


RECEIVED
2005 JUN 23 A 11:
CORPORATE FINANCE



Apollo Hospitals
CHENNAI
touching lives

Date : January 20, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Secretarial Audit Report for the quarter ended 31st December 2004

Please find enclosed the Secretarial Audit Report for the quarter ended 31st December 2004 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

..i Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S
Practising Company Secretaries

January 6, 2005

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st December 2004

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st December 2004.

Thanking You,

Yours faithfully,

for M/s.**Lakshmmi Subramanian & Associates**



Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph: 28292272, 28292273, 38292272 Fax: 044 - 52142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, sripartha@eth.net

[SEC]RETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	31st December 2004
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	APOLLO HOSPITALS ENTERPRISE LIMITED
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	4,15,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	4,15,98,618	
The Stock Exchange, Mumbai	4,15,98,618	
National Stock Exchange	4,15,98,618	
12 Held in dematerialised form in CDSL	4,90,234	1.18%
13 Held in dematerialised form in NSDL	3,53,44,461	84.96%
14 Physical	57,63,923	13.86%
15 Total No. of shares (12+13+14)	4,15,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	



LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

...the details of changes in share capital during the quarter under ...tion as per Table below:

...culars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	------------	--------------	Nil ------	-----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

-----------------------------Nil-----------------------------

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugesa Naicker Office Complex"
81, Greams Road, Chennai - 600 006
Phone : 8292272, 8292273

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087



Apollo Hospitals
CHENNAI
touching lives

Date : January 20, 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub : Secretarial Audit Report for the quarter ended 31st December 2004

Please find enclosed the Secretarial Audit Report for the quarter ended 31st December 2004 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


56

Apollo Hospitals

CHENNAI

touching lives

Date : February 28, 2005

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) 10.80% - 22 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 22 crores – ISIN. INE437A07021

(ii) 10.80% - 3 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 3 crores – ISIN. INE437A07039

Please be informed that the Board of Directors have fixed record date on 25th March 2005 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the quarter ending 31st March 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000



Apollo Hospitals
CHENNAI
touching lives

(57)

AHEL / SEC / 2005

February 28, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Limited Review Report on Third Quarter Results – December 2004

Further to our letter dated 20th January 2005, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 31st December 2004 for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

C.N. RAMACHANDRAN
B Com., F.C.A. A.T.I.I (Lond.)
V.C.KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K.RAGAVENDRAN
B.Com. F.C.A., I.S.A

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17. (Old #8A), Bishop Wallers Avenue (West)
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road,
Jayamahal extension, **Bangalore - 560 046.** Tel : 91-80-3530535
14, Ahuja Towers, 42, T.V. Samy Road (West), R.S. Puram,
Coimbatore - 641 002. Tel : 91-422-5367065

Tel : 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-mail : sviswa1@vsnl.com
Website : www.sviwanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 31st December 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 28.02.2005

For M/s.S.Viswanathan
Chartered Accountants



V C Krishnan
Partner
Membership No:22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 31st December, 2004

(Rs.in Mio)

Sno	Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1	Income from Services	1448	1257	4313	3629	4946
2	Other Income	45	3	76	38	52
	Total Income	**1493**	**1260**	**4389**	**3667**	**4998**
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	726	611	2153	1778	2396
	(c) Staff Cost	223	168	585	474	657
	(d) Other expenditure	72	72	223	216	299
	(e) General Administrative Expenses	189	125	523	389	570
	(f) Selling and Distribution Expenses	16	24	42	54	87
4	Interest	37	53	119	162	192
5	Depreciation	56	53	168	157	211
6	**Profit (+)/Loss(-) before tax (1+2-3-4-5)**	**174**	**154**	**576**	**437**	**586**
7	Provision for Taxation					
	Current	46	45	160	126	129
	Deferred	16	9	47	28	86
8	**Net Profit (+) / Loss (-) (6-7)**	**112**	**100**	**369**	**283**	**371**
9	Paid-up equity share capital (Face value Rs.10/- per	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year En					2072
11	Basic and diluted EPS for the period for the year to date and for previous year	*2.69	*2.53	*9.16	*7.15	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
	(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36
	* Not Annualised					

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December,2004 (Rs. in Mio)

Particulars	Unaudited Quarter Ended 31.12.2004	Unaudited Quarter Ended 31.12.2003	Unaudited Nine Months Ended 31.12.2004	Unaudited Nine Months Ended 31.12.2003	Audited Year Ended 31.03.2004
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1493	1260	4389	3665	4995
b) Others	-	-	-	2	3
SUB - TOTAL	1493	1260	4389	3667	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	**1493**	**1260**	**4389**	**3667**	**4998**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	211	207	695	598	778
b) Others	-	-	-	1	-
SUB - TOTAL	211	207	695	599	778
Less : (i)Interest (Net)	37	53	119	162	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	**174**	**154**	**576**	**437**	**586**
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	4822	4168	4822	4168	3967
b) Others	5	12	5	12	7
TOTAL	4827	4180	4827	4180	3974

* Previous year figures have been regrouped wherever necessary



CHENNAI
600 004
CHARTERED ACCOUNTANTS



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005   February 28, 2005

Mr. Gopal,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai - 600 004.

ar Sir,

Sub : Limited Review Report on Third Quarter Results - December 2004

Further to our letter dated 20th January 2005, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 31st December 2004 for your records.

Kindly acknowledge receipt.

anking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

01 : 2000

C.N. RAMACHANDRAN
B.Com., F.C.A. A.T.I.I (Lond.)
V.C.KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A
R.M. NARAYANAN
M.Com., F.C.A. P.G.D.M.
CHELLA K.RAGAVENDRAN
B.Com. F.C.A., I.S.A

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old #8A), Bishop Wallers Avenue (West)
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road,
Jayamahal extension, **Bangalore - 560 046.** Tel : 91-80-3530535
14, Ahuja Towers, 42, T.V. Samy Road (West), R.S. Puram,
Coimbatore - 641 002. Tel : 91-422-5367065

Tel : 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-mail : sviswa1@vsnl.com
Website www.sviwanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 31st December 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 28.02.2005

For M/s.S.Viswanathan
Chartered Accountants



V C Krishnan
Partner
Membership No:22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 31st December, 2004

(Rs.In Mio)

Sno	Particulars	Unaudited		Unaudited		Audited
		Quarter Ended		Nine Months Ended		Year Ended
		31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
1	Income from Services	1448	1257	4313	3629	4946
2	Other Income	45	3	76	38	52
	Total Income	**1493**	**1260**	**4389**	**3667**	**4998**
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	726	611	2153	1778	2396
	(c) Staff Cost	223	168	585	474	657
	(d) Other expenditure	72	72	223	216	299
	(e) General Administrative Expenses	189	125	523	389	570
	(f) Selling and Distribution Expenses	16	24	42	54	87
4	Interest	37	53	119	162	192
5	Depreciation	56	53	168	157	211
6	Profit (+)/Loss(-) before tax (1+2-3-4-5)	174	154	576	437	586
7	Provision for Taxation					
	Current	46	45	160	126	129
	Deferred	16	9	47	28	86
8	**Net Profit (+) / Loss (-) (6-7)**	**112**	**100**	**369**	**283**	**371**
9	Paid-up equity share capital (Face value Rs.10/- per	416	395	416	395	395
10	Reserves excluding Revaluation Reserves (Year End					2072
11	Basic and diluted EPS for the period for the year to date and for previous year	*2.69	*2.53	*9.16	*7.15	9.40
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	28356579	26192399	28356579	26192399	26223599
	(b) Percentage of Shareholding	68.17	66.28	68.17	66.28	66.36

* Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December,2004 (Rs. in Mio)

Particulars	Unaudited		Unaudited		Audited
	Quarter Ended		Nine Months Ended		Year Ended
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.03.2004
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1493	1260	4389	3665	4995
b) Others	-	-	-	2	3
SUB - TOTAL	1493	1260	4389	3667	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	**1493**	**1260**	**4389**	**3667**	**4998**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	211	207	695	598	778
b) Others	-	-	-	1	-
SUB - TOTAL	211	207	695	599	778
Less : (i)Interest (Net)	37	53	119	162	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	**174**	**154**	**576**	**437**	**586**
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	4822	4168	4822	4168	3967
b) Others	5	12	5	12	7
TOTAL	4827	4180	4827	4180	3974

* Previous year figures have been regrouped wherever necessary


CHENNAI
600 004
CHARTERED ACCOUNTANTS

52



Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The Manager,
Listing Department,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai - 400 051.

Dear Sir,

Sub : Annual Listing Fee for the year 2005-2006.

Please find enclosed Demand draft (vide D.D No. 130747, 8/4/2005) drawn on Canraa Bank, Thousand Lights, Chennai – 600 006 for Rs. 42,000/- (Rupees Forty Five Thousand only) towards annual listing fee for the year 2005-2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

केनरा बैंक CANARA BANK
थाउजण्ड लाइट्स, चेन्नै
THOUSAND LIGHTS, CHENNAI - 600 006
(0941)

130746 08-04-2005

मांगने पर ON DEMAND PAY NATIONAL STOCK EXCHANGE OF INDIA
को या उनके आदेश पर OR ORDER प्राप्त मूल्य के लिए

रुपये RUPEES Thirty Five Thousand Seven Hundred only

रु. Rs**********35,700.00

एला OL

अदा करें । FOR VALUE RECEIVED

कृते केनरा बैंक For CANARA BANK

केनरा बैंक CANARA BANK INR. 35,700.00 ******

DDMB/MUMBAI(0101) Drawee Branch, D.P. Code

प्राधिकृत हस्ताक्षर कर्ता Authorised Signatory — नाम Name — पदनाम Designation — अ.सं. S.P. No.

A. POYYAMOZHI Office S.P. No. 35573

9 8 7 6 5 4 3 2 1

केवल छः महीने के लिए वैध VALID FOR SIX MONTHS ONLY

⑈130746⑈ 000015000⑆ 520941⑈ 16



Apollo Hospitals

CHENNAI

touching lives

April 11, 2005

The Manager,
Listing Department - WDM,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Annual Listing Fee for the year 2005-2006.

Please find enclosed Demand draft (vide D.D No. 130746, 8/4/2005) drawn on Canraa Bank, Thousand Lights, Chennai – 600 006 for Rs. 35,700/- (Rupees Thirty Five Thousand Seven Hundred only) towards annual listing fee for the year 2005-2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

केनरा बैंक CANARA BANK

थाउजेण्ड लाइटस, चेन्नै

THOUSAND LIGHTS, CHENNAI - 600 006

(0941)

130747 08-04-2005

मांगने पर ON DEMAND PAY

NATIONAL STOCK EXCHANGE OF INDIA LTD को या उनके आदेश पर OR ORDER प्राप्त मूल्य के लिए

रुपये RUPEES

Forty Two Thousand only

रु. Rs. ************42,000.00

अदा करें FOR VALUE RECEIVED

केनरा बैंक CANARA BANK INR. 42,000.00 ******

कृते केनरा बैंक For CANARA BANK

POYYAMOLI Officer S.P. No: 35573

प्राधिकृत हस्ताक्षर कर्ता Authorised Signatory | नाम Name | पदनाम Designation | ह.अ.सं. S.P. No.

DDMB/MUMBAI(0101) Drawee Branch, D.P. Code

केवल छः महीने के लिए वैध VALID FOR SIX MONTHS ONLY

9 8 7 6 5 4 3 2 1

⑈130747⑈ 000015000⑆ 520941⑈ 16



Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

Dear Sir,

Please be informed that we are in the process of finalisation of auditing the accounts for the year ended 31st March 2005 and the audited results will be published on or before 30th June 2005, as per the requirements of the stock exchange listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore, Chennai - 600 004

Dear Sir,

Please be informed that we are in the process of finalisation of auditing the accounts for the year ended 31st March 2005 and the audited results will be published on or before 30th June 2005, as per the requirements of the stock exchange listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com





RECEIVED 2005 JUN 23 A 11: 4

OFFICE OF INFORMATION CORPORATE FINANCE

Apollo Hospitals
CHENNAI
Touching lives

AHEL / SEC / 2005 12th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza. 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub :- Annual Disclosure of shareholding in terms of SEBI (Prohibition of Insider Trading) Regulation 1992 – Reg.

....

With reference to the above subject, please find enclosed the details of annual disclosure of shareholding received from Directors, Officers and Designated Employees in terms of clause 8.1(c) of Company's Code of Conduct for Prevention of Insider Trading in its securities under SEBI (Prohibition of Insider Trading) Regulations 1992.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

Statement of details of transactions in the shares of the Company by Directors / Officers and Designated Employees during the year 2004 – 2005.

Sl.No	Name	Number of Shares held as on		Changes During the Year (B-A)
		01/04/2004 (A)	31/03/2005 (B)	
	Directors			
1	Dr. Prathap C. Reddy	1464593	1464593	Nil
2	Ms. Preetha Reddy	639670	724670	85000*
3	Ms. Suneeta Reddy	386795	396795	10000*
4	Ms. Sangita Reddy	1281254	1281254	Nil
5	Mr. P. Obul Reddy	50000	5000	-45000*
6	Mr. T.M. Joseph	23200	23200	Nil
7	Mr. Habibullah Badsha	5403	5403	Nil
8	Mr. Rafeeque Ahamed	20000	20000	Nil
9	Mr. N. Vaghul	Nil	Nil	Nil
10	Mr. Anil Thadani	Nil	Nil	Nil
11	Mr. Deepak Vaidya	Nil	Nil	Nil
12	Mr. T.K. Balaji	Nil	Nil	Nil
13	Mr. Rajkumar Menon	Nil	Nil	Nil
14	Mr. Chittaranjan Kumar	Nil	Nil	Nil
15	Mr. Sanjay K. Sehgal	Nil	Nil	Nil
	Officers			
1	Mr. K.Padmanabhan	11	11	Nil
2	Mr. George Eapen	25	25	Nil
3	Mr. S.K. Venkataraman	25	25	Nil
4	Mr.V.C.Krishnan	Nil	Nil	Nil
	Designated Employees			
1	Mr.V.Venugopal	Nil	Nil	Nil
3	Mr. L N. Reddy	550	250	-300
4	Mr. Baskar Reddy	Nil	Nil	Nil
5	Mr Obul Reddy	Nil	Nil	Nil
6	Mr. Dasaratharama Reddy	Nil	Nil	Nil

(*) Interse Transfer

Note : All the transactions taken place during the year has duly complied with the applicable provisions of company's code of conduct and SEBI (Prohibition of Insider Trading) Regulations 1992

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary



Apollo Hospitals
CHENNAI
touching lives

Statement of details of transactions in the shares of the Company by Directors / Officers and Designated Employees during the year 2004 – 2005.

Sl.No	Name	Number of Shares held as on 01/04/2004 (A)	Number of Shares held as on 31/03/2005 (B)	Changes During the Year (B-A)
	Directors			
1	Dr. Prathap C. Reddy	1464593	1464593	Nil
2	Ms. Preetha Reddy	639670	724670	85000*
3	Ms. Suneeta Reddy	386795	396795	10000*
4	Ms. Sangita Reddy	1281254	1281254	Nil
5	Mr. P. Obul Reddy	50000	5000	-45000*
6	Mr. T.M. Joseph	23200	23200	Nil
7	Mr. Habibullah Badsha	5403	5403	Nil
8	Mr. Rafeeque Ahamed	20000	20000	Nil
9	Mr. N. Vaghul	Nil	Nil	Nil
10	Mr. Anil Thadani	Nil	Nil	Nil
11	Mr. Deepak Vaidya	Nil	Nil	Nil
12	Mr. T.K. Balaji	Nil	Nil	Nil
13	Mr. Rajkumar Menon	Nil	Nil	Nil
14	Mr. Chittaranjan Kumar	Nil	Nil	Nil
15	Mr. Sanjay K. Sehgal	Nil	Nil	Nil
	Officers			
1	Mr. K.Padmanabhan	11	11	Nil
2	Mr. George Eapen	25	25	Nil
3	Mr. S.K. Venkataraman	25	25	Nil
4	Mr.V.C.Krishnan	Nil	Nil	Nil
	Designated Employees			
1	Mr.V.Venugopal	Nil	Nil	Nil
3	Mr. L N. Reddy	550	250	-300
4	Mr. Baskar Reddy	Nil	Nil	Nil
5	Mr Obul Reddy	Nil	Nil	Nil
6	Mr. Dasaratharama Reddy	Nil	Nil	Nil

(*) Interse Transfer

Note : All the transactions taken place during the year has duly complied with the applicable provisions of company's code of conduct and SEBI (Prohibition of Insider Trading) Regulations 1992

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

'SO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681 Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI

AHEL / SEC / 2005

15th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E). Mumbai – 400 051

Dear Sir.

Sub: - Compliance with Listing Agreement – Reg.

....

With reference to the above subject, please find enclosed the following

(i) Distribution of Shareholding for the quarter ended 31st March 2005 along with list of persons / entities holding more than 1% of the share capital pursuant to clause 35 of the listing agreement.

(ii) Compliance Report on Corporate Governance for the quarter ended 31st March 2005 pursuant to clause 49 of the listing agreement.

As regards to the promoters shareholding in distribution schedule we would like bring to your attention that the promoters shareholding has been realigned in accordance with SEBI (Substantial acquisition of shares and Takeovers) (Second Amendment) Regulations 2004.

Please note that the above information are posted on the company's website.

Kindly take on record the above.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Fax : 5691 Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st March 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,070,429	33.82
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,070,429**	**33.82**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	246,934	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	990,022	2.38
(c)	Foreign Institutional Investors	11,604,210	27.90
	Sub-Total	**12,841,166**	**30.87**
4	**Others**		
(a)	Private Corporate Bodies	1,075,937	2.59
(b)	Indian Public	6,034,786	14.51
(c)	NRIs/OCBs	1,282,955	3.08
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	**14,687,023**	**35.31**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 19,180,510 46.11

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals Enterprise Limited

Details of persons/entities holding more than 1% of the shares

As on 31/03/2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	**PROMOTERS' HOLDING**			
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Shobana Kamineni	1,089,976	2.62
		Ms. Sangita Reddy	1,281,254	3.08
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.	**NON PROMOTERS' HOLDING**			
3	**Institutional Investors**			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,372,566	3.30
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	707,199	1.70
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	430,499	1.03
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		FID Funds (Mauritius) Ltd	696,352	1.67
		Robeco Capital Growth Funds	800,000	1.92
		Capital International Emerging Markets Fund	432,300	1.04
	Sub-Total		9,900,559	23.80
4	**Others**			
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,710,475	69.02

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN

Chief Financial Officer &

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 31st March 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.



S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

12th April 2005

The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

Dear Sir,

Sub: - Compliance with Listing Agreement – Reg.

....

With reference to the above subject, please find enclosed the following

(i) Distribution of Shareholding for the quarter ended 31st March 2005 along with list of persons / entities holding more than 1% of the share capital pursuant to clause 35 of the listing agreement.

(ii) Compliance Report on Corporate Governance for the quarter ended 31st March 2005 pursuant to clause 49 of the listing agreement.

As regards to the promoters shareholding in distribution schedule we would like bring to your attention that the promoters shareholding has been realigned in accordance with SEBI (Substantial acquisition of shares and Takeovers) (Second Amendment) Regulations 2004.

Please note that the above information are posted on the company's website.

Kindly take on record the above.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st March 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,070,429	33.82
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,070,429**	**33.82**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	246,934	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	990,022	2.38
(c)	Foreign Institutional Investors	11,604,210	27.90
	Sub-Total	**12,841,166**	**30.87**
4	**Others**		
(a)	Private Corporate Bodies	1,075,937	2.59
(b)	Indian Public	6,034,786	14.51
(c)	NRIs/OCBs	1,282,955	3.08
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	**14,687,023**	**35.31**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 19,180,510 46.11

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Details of persons/entities holding more than 1% of the shares

As on 31/03/2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	PROMOTERS' HOLDING			
1	Indian Promoters			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Shobana Kamineni	1,089,976	2.62
		Ms. Sangita Reddy	1,281,254	3.08
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.	NON PROMOTERS' HOLDING			
3	Institutional Investors			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,372,566	3.30
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	707,199	1.70
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	430,499	1.03
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		FID Funds (Mauritius) Ltd	696,352	1.67
		Robeco Capital Growth Funds	800,000	1.92
		Capital International Emerging Markets Fund	432,300	1.04
	Sub-Total		9,900,559	23.80
4	Others			
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,710,475	69.02

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 31st March 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



57



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 14, 2005

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra – Kurla Complex
Bandra (E) Mumbai – 400 051.

Dear Sir,

Sub : Board Meeting.

We wish to inform you that the Board of Directors of the Company in the meeting scheduled to be held on April 18, 2005 shall in addition to other matters discuss the following:

- Further issue of Equity shares/ Depository Receipts / Convertible Share Warrants / FCCB on preferential basis being listed on the one or more international capital markets along with an option being provided to our existing shareholders to divest their holdings in the overseas market through the mechanism of Sponsored route;
- Preferential issue of warrants convertible into equity shares to the promoters / promoter group;
- Preferential issue of equity shares to certain existing institutional investors

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 14, 2005

The National Stock Exchange of India Ltd.,
7th Floor, Arihant Nitco Park
New No. 90, (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore
Chennai - 600 004.

Dear Sir,

Sub : Board Meeting.

We wish to inform you that the Board of Directors of the Company in the meeting scheduled to be held on April 18, 2005 shall in addition to other matters discuss the following:

- Further issue of Equity shares/ Depository Receipts / Convertible Share Warrants / FCCB on preferential basis being listed on the one or more international capital markets along with an option being provided to our existing shareholders to divest their holdings in the overseas market through the mechanism of Sponsored route;
- Preferential issue of warrants convertible into equity shares to the promoters / promoter group;
- Preferential issue of equity shares to certain existing institutional investors

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com



Apollo Hospitals

CHENNAI

touching lives

RECEIVED

AHEL / SEC / SHARES / 2005 2005 JUN 23 A 11:14

16th April, 2005

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE SECRETARY,
NATIONAL STOCK EXCHANGE,
No.9, EXCHANGE PLAZA 5th FLOOR,
PLOT NO C/1 'G' BLOCK,
BANDRA – KURLA COMPLEX,
BANDRA EAST,
MUMBAI 400 051.

Dear Sir,

Pursuant to clause 11(B) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, FCS
P. SRIRAM, M.A, ACS
Practising Company Secretaries



April 15, 2005

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2005 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgement for transfer, transmission.


LAKSHMMI SUBRAMANIAN & ASSOCIATES
CHENNAI - 6.

LAKSHMMI SUBRAMANIAN, B.Com., FCS
CP No. 1087



59

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 18, 2005

The National Stock Exchange of India Ltd.,
7th Floor, Arihant Nitco Park
New No. 90, (Old No.99)
Dr. Radhakrishnan Salai,
Mylapore, Chennai - 600 004.

Dear Sir,

Sub : Board Meeting held on April 18, 2005

We wish to inform you that the Board of Directors of the Company at its meeting held today approved the following, in addition to other matters;

- Subject to required approvals being obtained, including approval of the members of the company to issue Global Depository Receipts (GDRs)to be listed on the one or more international stock exchange(s) comprising issue of new shares in the form of GDRs for an amount up to USD 75 million as also an offering of Sponsored GDRs by way of sale of shares by existing shareholders up to an amount of USD 60 million on such terms and conditions as may be approved by the Board;

- Subject to required approvals being obtained, including approval of the members of the company to issue warrants convertible into equity shares up to 2.5% of the existing share capital to the promoters / promoter group. The issue price shall not be less than the price calculated in accordance with SEBI guidelines for preferential allotment of shares/warrants and would be issued on such terms and conditions as may be approved by the Board;

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 18, 2005

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra - Kurla Complex
Bandra (E) Mumbai - 400 051.

Dear Sir,

Sub : Board Meeting held on April 18, 2005

We wish to inform you that the Board of Directors of the Company at its meeting held today approved the following, in addition to other matters;

- Subject to required approvals being obtained, including approval of the members of the company to issue Global Depository Receipts (GDRs)to be listed on the one or more international stock exchange(s) comprising issue of new shares in the form of GDRs for an amount up to USD 75 million as also an offering of Sponsored GDRs by way of sale of shares by existing shareholders up to an amount of USD 60 million on such terms and conditions as may be approved by the Board;

- Subject to required approvals being obtained, including approval of the members of the company to issue warrants convertible into equity shares up to 2.5% of the existing share capital to the promoters / promoter group. The issue price shall not be less than the price calculated in accordance with SEBI guidelines for preferential allotment of shares/warrants and would be issued on such terms and conditions as may be approved by the Board;

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / SHARES / 2005

19th April, 2005

The Secretary,
National Stock Exchange of India Ltd,
No.9, Exchange Plaza 5th Floor,
Plot No C/1 'G' Block,
Bandra - Kurla Complex,
Bandra East,
Mumbai 400 051.

Dear Sir.

Sub : Secretarial Audit Report for the Quarter ended 31st March 2005

Please find enclosed the Secretarial Audit Report for the quarter ended 31st March 2005 duly certified by Mrs. Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully.
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

.shmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S
Practising Company Secretaries

April 4, 2005

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2005

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2005.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**



Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, 38292272 Fax: 044 - 52142061, Cell: 9841015012, 9841047966.

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**31st March 2005**
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	4,15,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	4,15,98,618	
The Stock Exchange, Mumbai	4,15,98,618	
National Stock Exchange	4,15,98,618	
12 Held in dematerialised form in CDSL	3,25,437	0.78%
13 Held in dematerialised form in NSDL	3,56,08,365	85.60%
14 Physical	56,64,816	13.62%
15 Total No. of shares (12+13+14)	4,15,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	------------	--------------	Nil ------	----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A
19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil
20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061
24 Appointment of common agency for share registry work — If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

---------------------------------Nil---------------------------------

CERTIFIED

Mrs. LAKSHMMI SUBRAMANIAN & ASSOCIATES




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

25th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051

Dear Sir,

Sub :- Disclosure under Regulation 8 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997- Reg.

....

Please find enclosed the disclosure as required under Regulation 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the shareholding of the person referred to under regulation 8(1) and 8 (2) as on 31st March 2005.

As regards to the disclosure of details of shareholding of promoter(s) or every person having control over the company and also persons acting in concert in terms of regulation 8(2) and 8(3), we would like bring to your attention that the same has been realigned in accordance with the amendment made by SEBI (Substantial Acquisition of Shares and Takeovers) (Second Amendment) Regulations 2004.

A copy of the disclosure received by the company under regulation 8(1) and 8 (2) are also enclosed for your reference.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
No.90 , Dr.Radhakrishna Salai
Mylapore, Chennai - 600 004.

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited
Date of Reporting	25th April 2005
Name of the Stock Exchanges where shares of reporting company are listed	(1) The Madras Stock Exchange (2) The Stock Exchange, Mumbai (3) National Stock Exchange, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
TWL Holdings Limited 4th Floor Les Cascades Building Edith Cavell Street, Port-Louis Mauritius	6,293,345	15.13	7,782,802	19.69	-1,489,457	-3.58
Total	6,293,345	15.13	7,782,802	19.69	-1,489,457	-3.58


APOLLO HOSPITALS ENTERPRISE LTD. CHE.

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if anv between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dr. Prathap C Reddy	1,464,593	3.52	1,464,593	3.71	0	0.00
Ms. Sucharitha Reddy	1,729,937	4.16	1,729,937	4.38	0	0.00
Ms. Preetha Reddy	724,670	1.74	639,670	1.62	85,000	0.20
Ms. Suneeta Reddy	396,795	0.95	386,795	0.98	10,000	0.02
Ms. Shobana Kamineni	1,089,976	2.62	1,089,976	2.76	0	0.00
Ms. Sangita Reddy	1,281,254	3.08	1,281,254	3.24	0	0.00
Ms. Upsana Kamineni	133,638	0.32	120,000	0.30	13,638	0.03
Ms. Sindhoori Reddy	8,200	0.02	8,200	0.02	0	0.00
Mr. P. Obul Reddy	5,000	0.01	50,000	0.13	-45,000	-0.11
Mr. P. Vijayakumar Reddy	666	0.00	40,666	0.10	-40,000	-0.10
Mr. P. Dwarkanath Reddy	0	0.00	10,000	0.03	-10,000	-0.02
Mr.Vishweshwar Reddy	788,710	1.90	788,710	2.00	0	0.00
Ms. Vijayalakshmi E	NA	0.00	50	0.00	NA	0.00
Ms. Meera Reddy	NA	0.00	1,000	0.00	NA	0.00
M/s. PCR Investments Ltd	5,437,431	13.07	5,280,859	13.36	156,572	0.38
M/s. Apollo Health Association	15,600	0.04	15,600	0.04	0	0.00
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00
M/s. Om Sindhoori Caps Invst Ltd	NA	0.00	41	0.00	NA	0.00
Mr. Karthik Anand **	110,300	0.27	NA	0.00	NA	0.00
Mr. Harshad Reddy **	105,100	0.25	NA	0.00	NA	0.00
Ms. Sindhoori Reddy **	121,800	0.29	NA	0.00	NA	0.00
Mr. Adithya Reddy **	105,100	0.25	NA	0.00	NA	0.00
Mr. Puvansh Kamineni **	106,100	0.26	NA	0.00	NA	0.00
Ms. Anushpala Kamineni **	129,587	0.31	NA	0.00	NA	0.00
Mr. Anandith Reddy **	115,100	0.28	NA	0.00	NA	0.00
Mr. Viswajith Reddy **	111,150	0.27	NA	0.00	NA	0.00
Mr. Viraj Madhavan Reddy **	84,112	0.20	NA	0.00	NA	0.00
Mr. Anil Khamineni **	10	0.00	NA	0.00	NA	0.00
Total (a)	14,070,429	33.82	12,912,951	32.68	170,210	0.41

Note (**) Included as promoters in accordance with the amended clause 2(h) of SEBI (substantial acquisition and takeovers) (Second Amendment) Regulation 2004



APOLLO HOSPITALS ENTERPRISE LTD.
CH-6

(II) Information about P. omoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Subhavathi Suram Reddy	NA	0.00	1,611	0.00	NA	0.00
Puli Gopal Reddy	NA	0.00	550	0.00	NA	0.00
Mainampati Murahar Reddy	NA	0.00	350	0.00	NA	0.00
Dr. Raghuram Reddy	NA	0.00	7,925	0.02	NA	0.00
Swareep V N Reddy	NA	0.00	3,925	0.01	NA	0.00
Metram J Rao	NA	0.00	3,925	0.01	NA	0.00
Damodar Reddy V	NA	0.00	3,925	0.01	NA	0.00
Hema Kumar V	NA	0.00	3,925	0.01	NA	0.00
Sushila Varadarajan	NA	0.00	3,900	0.01	NA	0.00
Dr. Haque C A	NA	0.00	5,250	0.01	NA	0.00
Ravindra Reddy	NA	0.00	4,050	0.01	NA	0.00
Parvathi Rao G	NA	0.00	4,050	0.01	NA	0.00
Raghavan Reddy G	NA	0.00	4,050	0.01	NA	0.00
Ram Bala	NA	0.00	4,050	0.01	NA	0.00
Mani N Aysela	NA	0.00	4,050	0.01	NA	0.00
Padmini Bhaskar	NA	0.00	3,900	0.01	NA	0.00
Juluru P Rao	NA	0.00	7,850	0.02	NA	0.00
Narasimha K Reddy	NA	0.00	3,900	0.01	NA	0.00
Natesan Janakiraman	NA	0.00	3,900	0.01	NA	0.00
Ramesh Reddy K	NA	0.00	3,900	0.01	NA	0.00
Amarendra B Reddy	NA	0.00	3,900	0.01	NA	0.00
Kalpana Reddy Konda	NA	0.00	3,900	0.01	NA	0.00
Rajapuram Ravindra Kumar	NA	0.00	3,900	0.01	NA	0.00
Bhaskaran Joshna	NA	0.00	3,900	0.01	NA	0.00
Nunna Ramanaiah	NA	0.00	4,000	0.01	NA	0.00
Subba R Edupuganti	NA	0.00	3,950	0.01	NA	0.00
Rao C K	NA	0.00	3,800	0.01	NA	0.00
Narendranath Reddy A	NA	0.00	3,950	0.01	NA	0.00
Hymavathi Velkuru Reddy	NA	0.00	3,950	0.01	NA	0.00
Narmadha Kuppasami	NA	0.00	3,950	0.01	NA	0.00


APOLLO HOSPITALS ENTERPRISE LTD. CHG.

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dasaratha R Vemi Reddy	NA	0.00	3,950	0.01	NA	0.00
Jayram Naidu S	NA	0.00	6,400	0.02	NA	0.00
Patadia B C	NA	0.00	3,950	0.01	NA	0.00
Mohan Reddy P	NA	0.00	3,950	0.01	NA	0.00
Ramchandra K Reddy	NA	0.00	3,950	0.01	NA	0.00
Sitaram Reddy	NA	0.00	4,500	0.01	NA	0.00
Ramani P B	NA	0.00	3,950	0.01	NA	0.00
Rajasekhar R	NA	0.00	3,950	0.01	NA	0.00
Gaddum J M Reddy	NA	0.00	11,958	0.03	NA	0.00
Bhaskara Rao Nalam	NA	0.00	3,950	0.01	NA	0.00
Raghu Ram Vollala	NA	0.00	3,950	0.01	NA	0.00
Rangarajan A	NA	0.00	3,950	0.01	NA	0.00
Madhusudan Borde	NA	0.00	4,000	0.01	NA	0.00
Haranatha Reddy V	NA	0.00	3,950	0.01	NA	0.00
Ram Mohana Rao T	NA	0.00	4,000	0.01	NA	0.00
Devidoss C P	NA	0.00	4,000	0.01	NA	0.00
Srinivasan G	NA	0.00	5,325	0.01	NA	0.00
Premila M Umapathi	NA	0.00	2,050	0.01	NA	0.00
Syed F Rahman	NA	0.00	8,100	0.02	NA	0.00
Balsara R K	NA	0.00	4,050	0.01	NA	0.00
Sudhir Maram	NA	0.00	4,050	0.01	NA	0.00
Ramaling Reddy P	NA	0.00	4,050	0.01	NA	0.00
Ramana M Reddy	NA	0.00	4,050	0.01	NA	0.00
Choudary D Voleti	NA	0.00	100	0.00	NA	0.00
Rao V Daluvoy	NA	0.00	4,000	0.01	NA	0.00
Bhoogaraju Shyamala Devi	NA	0.00	4,050	0.01	NA	0.00
Prabhakar Reddy K	NA	0.00	4,500	0.01	NA	0.00
Durairaj S K	NA	0.00	4,100	0.01	NA	0.00
Prasanna N M	NA	0.00	4,400	0.01	NA	0.00
Girish Bhaskar	NA	0.00	4,200	0.01	NA	0.00


HOSPITALS ENTERPR
APOLLO
CHE

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Lalitha R Reddy	NA	0.00	4,050	0.01	NA	0.00
Lakshmanan S	NA	0.00	4,050	0.01	NA	0.00
Narasimha Reddy C VR	NA	0.00	4,050	0.01	NA	0.00
Ravi V Tamarisa M D	NA	0.00	4,100	0.01	NA	0.00
Vedanathan P K	NA	0.00	4,100	0.01	NA	0.00
Annapurna M Reddy	NA	0.00	4,100	0.01	NA	0.00
Krishnan P Jayaraman	NA	0.00	8,500	0.02	NA	0.00
Amarwai S Reddy	NA	0.00	4,250	0.01	NA	0.00
Cuddapah S	NA	0.00	4,100	0.01	NA	0.00
Puli Gopal Reddy	NA	0.00	4,100	0.01	NA	0.00
Vasudevan M	NA	0.00	4,400	0.01	NA	0.00
Deva Rajan V M	NA	0.00	4,400	0.01	NA	0.00
Reddy A R B	NA	0.00	4,450	0.01	NA	0.00
Venkata Subbi Reddy Satti	NA	0.00	4,400	0.01	NA	0.00
Rajendra Prasad VS	NA	0.00	4,450	0.01	NA	0.00
Jaganadha Reddy P	NA	0.00	4,350	0.01	NA	0.00
Jacob M C	NA	0.00	4,400	0.01	NA	0.00
Mehta G B	NA	0.00	4,500	0.01	NA	0.00
Ranganadham H	NA	0.00	4,650	0.01	NA	0.00
Joseph V Thachil	NA	0.00	5,000	0.01	NA	0.00
Venkateswara Rao D	NA	0.00	4,650	0.01	NA	0.00
Cyril Fernandez	NA	0.00	13,769	0.03	NA	0.00
Tara Seeram	NA	0.00	9,500	0.02	NA	0.00
Sonali Das	NA	0.00	9,550	0.02	NA	0.00
Upendra Acharya	NA	0.00	4,700	0.01	NA	0.00
Total (b)	0	0.00	382,138	0.97	0	0.00
Total (a) + (b)	14,070,429	33.82	13,295,089	33.64	170,210	0.41



APOLLO HOSPITALS ENTERPRISES

20th April 2005

From

Suneeta Reddy
No. 5 Subba Rao Avenue
II Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure made under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2005.

Kindly take note of the same.

Thanking you,

Yours faithfully,



SUNEETA REDDY

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (a) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2005.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2005.	14,070,429	33.82%



SUNEETA REDDY

Place : Chennai

Date : 20.04.2005

Sl. No.	Names	Share Holding as on 31-Mar-2005	% of Capital
1	Dr. Prathap C Reddy	1,464,593	3.52
2	Ms. Sucharitha Reddy	1,729,937	4.16
3	Ms. Preetha Reddy	724,670	1.74
4	Ms. Suneeta Reddy	396,795	0.95
5	Ms. Shobana Kamineni	1,089,976	2.62
6	Ms. Sangita Reddy	1,281,254	3.08
7	Mr. Karthik Anand	110,300	0.27
8	Mr. Harshad Reddy	105,100	0.25
9	Ms. Sindhoori Reddy	130,000	0.31
10	Mr. Adithya Reddy	105,100	0.25
11	Ms. Upsana Kamineni	133,638	0.32
12	Mr. Puvansh Kamineni	106,100	0.26
13	Ms. Anushpala Kamineni	129,587	0.31
14	Mr. Anandith Reddy	115,100	0.28
15	Mr. Viswajith Reddy	111,150	0.27
16	Mr. Viraj Madhavan Reddy	84,112	0.20
17	Mr. P. Obul Reddy	5,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.90
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	5,437,431	13.07
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.04
	Total	14,070,429	33.82

TWL HOLDINGS LIMITED

By Courier/By Fax

6 April, 2005

Apollo Hospitals Enterprise Limited
Ali Towers, No.55,
Greams Road,
Chennai – 600 006
India
Tele Fax: (91 44) 2829 0956

Kind Attn: The Managing Director and Company Secretary

Dear Sir,

TWL Holdings Limited

Please find enclosed, disclosure of share holding in terms of regulations 8(1) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Yours faithfully,



Reshan Rambocus
Director

Registered Office: 4th Floor, Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius
Tel: (230) 202 4747, Fax: (230) 202 4760

TWL HOLDINGS LIMITED

Disclosure of share holding to Target company, in terms of regulations 8(1) and 8(2) {as may be applicable} of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

1. Name of Target company	Apollo Hospitals Enterprise Limited	
2. Particulars of the shareholder		
1. Name of person holding more than 15% shares or voting rights. Or	(1) TWL Holdings Limited. 4th Floor, Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius	
2. Name of promoter or every person having control over a company and also names of persons acting in concert with him.	(2) Not Applicable	
3. Particulars of the shareholding	**No of shares**	**% of shares / voting rights to total paid up capital of Target Company**
1. Share holding / voting rights of persons mentioned at (a) above as on 31st March, 2004.	62,93,345 equity shares	15.13%
2. Share holding or voting rights held by persons mentioned at (b) above as on March 31st/ record date in accordance with Regulations.	Not Applicable	Not Applicable

Signature of Authorized Signatory


TWL HOLDINGS LIMITED

Place: Port-Louis

Date : 06 April, 2005

Registered Office: 4th Floor, Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius
Tel: (230) 202 4747, Fax: (230) 202 4760



(62)

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

29th April 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub: Notice of Extraordinary General Meeting – Reg.

....

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Tuesday, 24th May 2005, which is being circulated to the shareholders

This is for your information and records.

Kindly acknowledge receipt

Thanking you.

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

29th April 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub: Notice of Extraordinary General Meeting – Reg.

....

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Tuesday, 24th May 2005, which is being circulated to the shareholders

This is for your information and records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681. Telefax 044-2829 0956 Grams "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

NOTICE OF THE EXTRAORDINARY GENERAL MEETING[1]

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Tuesday, the 24th May 2005 at 4.45 p.m. at Kamaraj Arangam, No.574-A Mount Road, Chennai – 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,039,965 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be

---

[1] This notice is not an offer for sale of Securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither the Company nor any selling shareholder of Securities intends to register any portion of the offering in the United States or to conduct a public offering of equity shares in the United States.

deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 would be, 23rd April 2005, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of shares.

3. The Warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI guidelines, for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the Warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of Warrants or Shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No.2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Company is hereby authorized to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement,

Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such agreements /arrangements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

Item No. 3:

To consider and, if though fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby amended as given below:

(i) The existing Article No:118 be substituted with the following :

Article 118 :

"A Director may at any time summon a meeting of the Board of Directors. All meetings of the Board or any Committee of the Board shall be called by giving at least seven (7) days prior notice to the other directors, which notice shall be in writing and accompanied by the agenda setting out in detail the business proposed to be transacted at such meeting and all relevant documents thereto. All notices shall

be sent to each of the directors at their usual address whether in India or abroad by an effective means of communication and through email. No meeting of the Board shall be convened at a shorter notice period without the prior written consent of all the Directors. The meeting of the Directors shall be held at least once in every three months and at least four such meetings shall be held in every year."

(ii) The following be inserted as New Article No:123 (4) after the existing Article No: 123 (3):

Article 123 (4) :

"The company shall have an Audit Committee, an Investment Committee, an Investors Grievance committee and a Remuneration and Nomination Committee. The Audit Committee and the Investors Grievance Committee shall be constituted in accordance with all the requirements of the listing agreements by which the company is bound. The remuneration and nomination committee shall review and make recommendations inter alia regarding (a) the nomination of independent directors on the Board; and (b) the compensation scheme for the managerial employees of the company and the directors; The Board of Directors shall appoint the independent directors based on the recommendations of the remuneration and nomination committee."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 17th September 2001 and subject to approval of Central Government, Reserve Bank of India and other statutory/regulatory bodies if required, consent of the Company be and is hereby accorded for investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, subject to the condition that such investment together with their existing holdings shall not exceed

in aggregate of 74% of the paid up equity capital of the Company or such other limits as may be prescribed from time to time by the Central Government and/or Reserve Bank of India or any other related authority."

Place : Chennai
Date : 18th April 2005

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 4 is annexed hereto.

2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, III Floor, No. 55 Greams Road, Chennai – 600 006 not less than 48 (Forty Eighty Hours) before the commencement of Meeting.

3. Members are requested to notify any correction / change in their name / address including Pin Code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other valuable correspondence sent by the Company.

4. Members are requested to kindly mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.

5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 18th April 2005.

Item No. 1:

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,039,965 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs Sucharitha Reddy, Mrs. Preetha Reddy, Mrs Suneeta Reddy, Mrs.Shobana Kamineni, Mrs Sangita Reddy, and PCR Investments Limited together referred to as "Investors".

The proposed Allottees in the private placement of Warrants is Promoter / promoter Group(s).

(c) No of Warrants and Issue price

It is proposed to issue up to 1,039,965 equity shares of nominal value Rs 10/- each at a premium of Rs 324.15 per share totaling to an issue price of Rs. 334.15 per share. The warrants convertible into equity shares are proposed to be issued at a price of Rs 334.15 per warrant, which is in accordance with the SEBI (Disclosure & Investor Protection) Guidelines, 2000 and for the purpose of the above guidelines the relevant date is April 23, 2005. The Subscriber(s) to Warrant shall, on the date of

allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of Warrants to be subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

(e) Shareholding pattern before and after the offer :

Sl	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	14,070,429	33.82	15,110,394	35.44
	Foreign Promoters	--	--	--	--
2.	Persons acting in concert	--	--	--	--
	Sub-Total	14,070,429	33.82	15,110,394	35.44
B.	**Non Promoters Holding**				
1.	Institutional Investors				
	Mutual Funds and UTI	334,426	0.80	334,426	0.78
	Banks, FIs, Insurance Companies	954,866	2.30	954,866	2.24
	FIIs	11,524,043	27.70	11,524,043	27.03
	Sub-Total	12,813,335	30.80	12,813,335	30.05
2.	Others				
	Private Corporate Bodies	1,111,263	2.67	1,111,263	2.61
	Indian Public	6,040,281	14.52	6,040,281	14.17
	NRIs/OCBs	1,275,579	3.07	1,275,579	2.99
	Any other – Foreign Companies	6,287,731	15.12	6,287,731	14.75
	Sub-Total	14,714,854	35.37	14,714,854	34.51
	Grand Total	41,598,618	100.00	42,638,583	100.00

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 18th April 2005.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 1,039,965 Warrants proposed to be issued to Promoter / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 2 of the Notice.

(f) Proposed time limit within which the allotment shall be complete:

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals for consummating transactions contemplated herein, whichever is later.

(g) Auditor's Certificate :

M/s. S. Viswanathan, Chartered Accountants, Chennai Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

None of the Directors except Dr. Prathap C Reddy, Ms. Preetha Reddy, Ms. Suneeta Reddy, Ms. Sangita Reddy and Mr. P. Obul Reddy, is concerned or interested in the said resolution.

Item No. 2 :-

Taking into account the improved performance and positive outlook of the company, the company proposes to raise further equity capital to cater to its fund requirements for expansion of its activities; finance additional working capital requirements and general corporate purpose. International listing of the underlying shares would also create a wider public trading market for its equity shares. Further

International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Depository Receipts listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets. Depository receipts have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a marketplace outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves financial leverage;

v) Depository Receipts being a popular mechanism for certain categories of international investors who are looking for diversification without many of the obstacles that mutual funds, pension funds and other institutions may have in purchasing and holding securities outside their local market;

vi) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements

The Company believes that providing an option to its existing shareholders to divest their holdings in the Company in the overseas market through the Sponsored offering route will enhance its reputation and image.

Section 81 (1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the company by issue and allotment of further shares, such further shares shall be offered to the persons who

at the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the shareholders in a general meeting decide other wise. The listing Agreements executed by the Company with the various stock exchanges also provide that the company shall issue or offer in the first instance all securities to the existing equity shareholders of the company unless the shareholders in a general meeting decide otherwise.

The Special Resolution seeks the consent of the share holders authorising the Board to make the proposed issue of Securities and in the event that it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible securities in such manner and in such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

The Special Resolution gives adequate flexibility and discretion to the board to finalise the terms of the issue. In consultation with the Lead Managers, under writers, legal advisers and experts or such other authorities as need to be consulted including in relation to the pricing of the issue.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

The Directors of the Company may be deemed to be concerned or interested in the said resolution to the extent of shares if any that they may tender in the Sponsored GDR/ADR Scheme.

Item No: 3 :-

The Company proposes to amend the Articles of Association in order to provide suitable provisions in the Articles regarding the constitution and governance of Audit Committee, Investors Grievance Committee, Investment Committee and Remuneration and Nomination Committee and the seven days notice period for convening the board meetings as set out in the Item No. 3 of the Notice. This amendment is proposed keeping in view the

corporate governance requirements. This requires members approval by way of special resolution. Hence the Board recommends the resolution for the approval of members.

Memorandum of Interest of Directors

None of the Directors of the Company is interested in the above resolution.

Item No. 4:

As per FEMA Notification dated 3rd May 2000, FIIs can invest up to 100% of the paid up capital of the Company, provided the Company obtained board approval followed by members approval by way of special resolution in this regard. The Company at the Annual General Meeting held on 17th September 2001 obtained the approval of members for the investment by Foreign Institutional Investors (FIIs) either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis up to a limit of 49% of the paid up capital of the Company.

As on 18th April 2005, the shareholding of FIIs in the company is 27.70%. In view of the active interest evinced by FIIs in our stock, their shareholdings may exceed the existing investment limit of 49%. Therefore it is proposed to increase the said limit to 74% from 49%. The increase in the FII investment limit requires the approval of the members by a special resolution at the General Meeting. Since the increased investment by FIIs is considered to be in the interest of the company, the Board recommends the resolution for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company is interested in the above resolution.

Place : Chennai
Date : 18th April 2005

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.



Apollo Hospitals
CHENNAI
touching lives

Date : May 5, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub: Application for In-Principle-Approval for Listing of equity shares to be issued and allotted for the issue of Global Depository Receipts ("GDRs")

The Company is proposing a GDR issue aggregating to US$ [75] million.

The terms and conditions of the GDRs when issued will provide that the GDRs can be redeemed and exchanged for the underlying shares (issued at the time of the issue of GDRs) at the option of the GDR holders.

In view of the above, we would request you to give us in- principle approval for listing of equity shares to be issued and allotted to the depositary (for the GDRs).

We will approach you for final listing of the shares underlying the GDRs. We hereby confirm that the equity shares issued/ allotted for the GDR issue will stand pari-passu with the existing equity shares of the Company. We will also arrange to pay the differential amount of listing fees upon final listing of the shares underlying the GDRs.

Please find enclosed the following for your reference.

(i) Certified true copy of the Board Resolution for issue of GDRs.
(ii) Notice convening Extraordinary General Meeting.
(iii) Copy of our letters dated 14th and 18th April 2005.

Since we propose to launch the issue shortly we would greatly appreciate your granting the in-principle approval at your earliest convenience.

Kindly acknowledge receipt.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

Date : May 5, 2005

The Secretary,
National Stock Exchange,
7th Floor, Arihant Nitco Park,
New No. 90 (Old No. 99)
Dr. Radhakrishna Salai,
Mylapore, Chennai – 600 004.

Dear Sir,

Sub: Application for In-Principle-Approval for Listing of equity shares to be issued and allotted for the issue of Global Depository Receipts ("GDRs")

The Company is proposing a GDR issue aggregating to US$ [75] million.

The terms and conditions of the GDRs when issued will provide that the GDRs can be redeemed and exchanged for the underlying shares (issued at the time of the issue of GDRs) at the option of the GDR holders.

In view of the above, we would request you to give us in- principle approval for listing of equity shares to be issued and allotted to the depositary (for the GDRs).

We will approach you for final listing of the shares underlying the GDRs. We hereby confirm that the equity shares issued/ allotted for the GDR issue will stand pari-passu with the existing equity shares of the Company. We will also arrange to pay the differential amount of listing fees upon final listing of the shares underlying the GDRs.

Please find enclosed the following for your reference.

(i) Certified true copy of the Board Resolution for issue of GDRs.
(ii) Notice convening Extraordinary General Meeting.
(iii) Copy of our letters dated 14th and 18th April 2005.

Since we propose to launch the issue shortly we would greatly appreciate your granting the in-principle approval at your earliest convenience.

Kindly acknowledge receipt.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.


RECEIVED
6 MAY 2005
5084
N.S.E.I.L. CHENNAI.



Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 18TH APRIL 2005

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Shareholders, Government of India (GOI), Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Board hereby approves to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to be exercisable at any time from the date of final offering memorandum/circular up to such period after the closing date of such issuance as may be agreed with the Lead Manager to acquire up to an additional 15% equity shares in form of GDR or ADR at the offer price to cover over-allotments, if any and to cover short positions resulting from stabilization transactions and/or to sponsor in international offerings in one or more tranches, the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Committee of Directors of the Company comprising of:

1. Dr. Prathap C Reddy
2. Ms. Preetha Reddy
3. Ms. Suneeta Reddy and
4. Mr. N. Vaghul

be and are hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalise the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertaking, deeds, declarations and all other documents and to do all such things, deeds and acts and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Guarantors, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

"RESOLVED FURTHER THAT the preliminary as well as the final offering memorandum for the aforesaid issue be finalised, approved and signed singly by any one of the above mentioned Directors of the Company for and behalf of the Company with authority to amend, vary, modify the same as may be considered desirable or expedient and for the purpose aforesaid to give such declarations, affidavits, certificates, consents, authorities as may be required from time to time."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into any arrangement with any agency or body for issue of Depository Receipts representing the underlying equity shares to be issued by the Company in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations and under the forms and practices prevalent in the International markets."

"RESOLVED FURTHER THAT the Company do open one or more Bank accounts in the name of the Company in Indian currency or foreign currency(ies) with such Bank or Banks in India and/ or such foreign countries as may be required in connection with the aforesaid issue, subject to requisite approvals from Reserve Bank of India and other overseas regulatory authorities, if any, and that the said Directors/Executives of the Company, any two jointly, be and are hereby authorised to sign and execute the application from and other documents required for opening the account, to operate the said account, and to give such instructions including closure thereof as may be required and deemed appropriate by these signatories, and that the said Bank/s be and is/are hereby authorized to honor all cheques and other negotiable instruments drawn, accepted or endorsed and instructions given by the aforesaid signatories on behalf of the Company."

"RESOLVED FURTHER THAT the Common Seal of the Company if required to be affixed in India on any agreement, undertaking, deed or other document, the same be affixed in the presence of any two Directors in accordance with the Articles of Association of the Company."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028